Exhibit 99.2

OPC Energy Ltd.

Consolidated Financial Statements
As at December 31, 2023

OPC Energy Ltd.
Consolidated Financial Statements as at December 31, 2023

Table of Contents
Page

Independent Auditors’ Report	F-3 - F-6

Consolidated Statements of Financial Position	F-7 - F-8

Consolidated Income Statements	F-9

Consolidated statements of comprehensive income or loss	F-10

Consolidated Statements of Changes in Equity	F-11 - F-13

Consolidated Statements of Cash Flow	F-14 - F-17

Notes to the Consolidated Financial Statements	F-18

Somekh Chaikin
Millennium Tower KPMG
17 Ha'arba'a St., P.O.B. 609
Tel Aviv 6100601
+972-3-684-8000

Independent Auditors’ Report to the Shareholders of
OPC Energy Ltd.

We have audited the accompanying consolidated statements of financial position of OPC Energy Ltd. (hereinafter - the “Company”) as of December 31, 2023 and 2022, and the consolidated statements of income, comprehensive income or loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2023. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit according to generally accepted accounting principles in Israel, including standards set out in the Independent Auditors’ Regulations (Modus Operandi of Certified Public Accountant), 1973. Such standards require us to plan and conduct the audit in order to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and information in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the board of directors and management of the Company, as well as evaluating the accuracy of the overall financial statements presented. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the above consolidated financial statements present fairly, in all material aspects, the financial position of the Company and its consolidated companies as of December 31, 2023 and 2022 and their results of operations, changes in equity and cash flows for each of the three years in the period ended on December 31, 2023, in accordance with International Financial Reporting Standards (IFRS) and with the provisions of the Israeli Securities Regulations (Annual Financial Statements), 2010.

Key audit matters

The key audit matters listed below are those matters that were communicated or should have communicated to the Company’s Board of Directors, and which in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters include, among other things, any matter that: (1) Relates, or may relate to material items or disclosures on the financial statements; and (2) our judgment in connection therewith was particularly challenging, subjective or complex. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon. Communicating these matters, as set forth below, does not alter our opinion on the consolidated financial statements as a whole, and we do not use their communication to provide a separate opinion on these matters, nor on the items or disclosures to which they relate.

Annual impairment testing of goodwill attributable to the US Renewable Energies Segment

Why was this matter deemed as a key audit matter

The Company and its subsidiaries assess the recoverable amount of each cash-generating unit comprising goodwill on a fixed date once a year, or more often if there are indications of impairment to the value of these cash-generating units. In order to test such assets for impairment, the Group checks whether the carrying amount of the cash-generating unit exceeds its recoverable amount, in accordance with the provisions of IAS 36 regarding impairment.

As stated in Note 12B to the aforesaid financial statements, the Company has goodwill whose balance in the statement of financial position as of December 31, 2023 is approx. NIS 457 million; the goodwill is allocated to the segment Renewable Energies in the USA (hereinafter - the “Segment”).

As stated in Section 3F1 to the aforesaid financial statements, subsequent to initial recognition goodwill is measured at cost less accumulated impairment losses. Company’s management assessed - through an independent external appraiser - the recoverable amount of the Segment as of December 31, 2023. Company’s management reached the conclusion that it is not required to recognize an impairment loss in the 2023 financial statements.

We identified the impairment testing of the goodwill attributable to the Segment as a key audit matter. The key considerations for this decision are:

•	The estimate of the recoverable amount is based on subjective assumptions of the Company’s management, including the projected cash flow and discount rate.

•
The audit procedures we implemented in connection with the assessment of the estimate of the Segment’s recoverable amount involved subjective judgment of the audit team, and the use of experts on behalf of the audit team, who had knowledge and experience in connection with appraisals.

How the key matter was addressed in the audit

Set forth below are the key audit procedures implemented by the audit team in connection with the key matter:

•	We obtained an understanding of the process of goodwill impairment testing, and reviewed the process used by management to estimate the Segment’s recoverable amounts.

•
We sought the assistance of experts possessing the required knowledge and experience in fair value valuations in order to assess the valuation method, and the reasonableness of the weighted average cost of capital.

•
We received the appraisal of the expert on behalf of the Company, and assessed the reasonableness of the significant assumptions used by the expert in developing the projected cash flows, by, among other things, comparing them to historical results and updated market input.

•	We tested the completeness of the data included in the valuation model and their adequacy.

•	We conducted a sensitivity analysis to the results of the model in connection with the key assumptions, such as energy prices and weighted average cost of capital.

We also have audited - in accordance with the standards of the Public Company Accounting Oversight Board (United States), regarding the audit of internal control over financial reporting - the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report, dated March 11, 2024 included an unqualified opinion on the effectiveness of internal control over the Company’s financial reporting.

Somekh Chaikin
Certified Public Accountants

March 11, 2024

KPMG Somekh Chaikin, an Israeli registered partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a privately-held limited liability company.

Somekh Chaikin
Millennium Tower KPMG
17 Ha'arba'a St., P.O.B. 609
Tel Aviv 6100601
+972-3-684-8000

Report of the Independent Auditors to the Shareholders of OPC Energy Ltd.
regarding the audit of internal control components over financial reporting

We have audited internal control components over financial reporting of OPC Energy Ltd. and its subsidiaries (hereinafter, jointly - the "Company”) as of December 31, 2023. Based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's Board of Directors and management are responsible for maintaining effective internal control over financial reporting and for their assessment of the effectiveness of the internal control components over financial reporting attached to the periodic report as of the above date. Our responsibility is to express an opinion on the Company’s internal control components over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the faithful representation of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, drawing conclusions regarding the future based on any evaluation of effectiveness for future periods is subject to the risk that controls may become inadequate due to changes in circumstance, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective Audited Control Components as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

we have also audited, in accordance with generally accepted auditing standards in Israel, the consolidated statements of financial position of the Company and its subsidiaries as of December 31, 2023 and 2022, and the consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2023, and our report, dated March 11, 2024 expressed an unqualified opinion on those consolidated financial statements.

Somekh Chaikin
Certified Public Accountants

Tel Aviv, Israel

March 11, 2024

KPMG Somekh Chaikin, an Israeli registered partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a privately-held limited liability company.

Somekh Chaikin
Millennium Tower KPMG
17 Ha'arba'a St., P.O.B. 609
Tel Aviv 6100601
+972-3-684-8000

March 11, 2024

To
The Board of Directors of
OPC Energy Ltd. (hereinafter - the “Company”)

Dear Sirs/Madams,

Re: Letter of Consent in Connection with the Company’s Shelf Prospectus of May 2023

This is to inform you that we agree to the inclusion in the shelf prospectus (including by way of reference) of our reports listed below in connection with the shelf offerings of May 2023:

(1)
Report of the independent auditors of March 11, 2024 regarding the consolidated financial statements of the Company as of December 31, 2023 and 2022, and for each of the three years in the period ended December 31, 2023.

(2)
Report of the independent auditors of March 11, 2024 regarding the Company’s separate financial information in accordance with Regulation 9C to the Securities Regulations (Periodic and Immediate Reports), 1970 as of December 31, 2023 and 2022, and for each of the three years in the period ended December 31, 2023.

(3)	Report of the independent auditors of March 11, 2024 regarding the audit of the components of internal control over financial reporting of the Company as of December 31, 2023.

Respectfully,

Somekh Chaikin
Certified Public Accountants

OPC Energy Ltd.
Consolidated Statements of Financial Position as of December 31

		2023	2022
	Note	NIS million	NIS million

Current assets

Cash and cash equivalents	5A	1,007	849
Short term deposits	5B	-	125
Short-term restricted deposits and cash	6	2	36
Trade receivables	7	247	260
Other receivables and debit balances	8	404	197
Short-term derivative financial instruments	23	12	10

Total current assets		1,672	1,477

Non‑current assets

Long-term restricted deposits and cash	6	59	53
Prepaid expenses and other long-term receivables	9	190	82
Investments in associates	26	2,550	2,296
Deferred tax assets	19	57	22
Long-term derivative financial instruments	23	51	57
Property, plant & equipment	10	6,243	4,324
Right‑of‑use assets and long-term deferred expenses	11	631	444
Intangible assets	12	1,165	777

Total non‑current assets		10,946	8,055

Total assets		12,618	9,532

OPC Energy Ltd.
Consolidated Statements of Financial Position as of December 31

		2023	2022
	Note	NIS million	NIS million

Current liabilities

Loans and credit from banks and financial institutions (including current maturities)	16	391	92
Current maturities of debt from non‑controlling interests	25D	32	13
Current maturities of debentures	17	192	33
Trade payables	13	257	335
Payables and credit balances	14	385	112
Short-term derivative financial instruments	23	8	3
Current maturities of lease liabilities	11	18	61

Total current liabilities		1,283	649

Non‑current liabilities

Long-term loans from banks and financial institutions	16	2,865	1,724
Long-term debt from non-controlling interests	25D	422	424
Debentures	17	1,647	1,807
Long-term lease liabilities	11	204	69
Long-term derivative financial instruments	23	58	-
Other long‑term liabilities	15	399	146
Deferred tax liabilities	19	498	347

Total non-current liabilities		6,093	4,517

Total liabilities		7,376	5,166

Equity	20

Share capital		2	2
Share premium		3,210	3,209
Capital reserves		523	327
Retained earnings (loss)		113	(31)

Total equity attributable to the Company’s shareholders		3,848	3,507

Non‑controlling interests		1,394	859

Total equity		5,242	4,366

Total liabilities and equity		12,618	9,532

Yair Caspi	Giora Almogy	Ana Berenshtein Shvartsman
Chairman of the Board of Directors	Chief Executive Officer	Chief Financial Officer

Date of approval of the financial statements: March 11, 2024

The accompanying notes are an integral part of the consolidated financial statements.

OPC Energy Ltd.
Consolidated statement of income for the year ended December 31

		2023	2022	2021
	Note	NIS million	NIS million	NIS million

Income from sales and provision of services	21A	2,552	1,927	1,575
Cost of sales and services (excluding depreciation and amortization)	21B	(1,827)	(1,404)	(1,086)
Depreciation and amortization		(288)	(191)	(171)

Gross profit		437	332	318

General and administrative expenses	21C	(212)	(239)	(177)
Share in the profits (losses) of associates	26	242	286	(35)
Business development expenses	21D	(58)	(50)	(27)
Compensation in respect of loss of income	28A4	41	-	-
Other expenses, net	12D	(16)	-	(2)

Operating profit		434	329	77

Finance expenses	21E	(240)	(153)	(187)
Finance income	21E	43	106	2
Loss from extinguishment of financial liabilities, net	21E	-	-	(272)

Finance expenses, net		(197)	(47)	(457)

Profit (loss) before income taxes		237	282	(380)

Tax benefit (income tax expenses)	19	(68)	(65)	77

Profit (loss) for the year		169	217	(303)

Attributable to:
The Company’s shareholders		144	167	(219)
Non-controlling interests		25	50	(84)

Profit (loss) for the year		169	217	(303)

Earnings (loss) per share attributed to the Company’s owners	22

Basic and diluted earnings (loss) per share (in NIS)		0.63	0.79	(1.15)

The accompanying notes are an integral part of the consolidated financial statements.

OPC Energy Ltd.
Consolidated statement of comprehensive income or loss for the year ended December 31

	2023	2022	2021
	NIS million	NIS million	NIS million

Profit (loss) for the year	169	217	(303)

Components of other comprehensive income (loss) that, subsequent to initial recognition in comprehensive income, were or will be transferred to profit and loss

Effective portion of the change in the fair value of cash flow hedges	(40)	50	28

Net change in fair value of derivative financial instruments used to hedge cash flows recognized in the cost of the hedged item	(5)	(4)	120

Net change in fair value of derivative financial instruments used to hedge cash flows transferred to profit and loss	(20)	(14)	(7)

Group’s share in other comprehensive income (loss) of associates, net of tax	(48)	64	40

Foreign currency translation differences in respect of foreign operations	126	267	(40)

Tax on other comprehensive income (loss) items	1	(9)	(1)

Other comprehensive income for the year, net of tax	14	354	140

Total comprehensive income (loss) for the year	183	571	(163)

Attributable to:
The Company’s shareholders	169	412	(82)
Non-controlling interests	14	159	(81)

Total comprehensive income (loss) for the year	183	571	(163)

The accompanying notes are an integral part of the consolidated financial statements.

OPC Energy Ltd.
Consolidated Statements of Changes in Equity

	Attributable to the Company’s shareholders
	Share capital	Share premium	Capital reserve from transactions with non-controlling interests and merger	Hedge fund	Foreign operations translation reserve	Capital reserve from transactions with sharehold-ers	Capital reserve for share-based payment	Retained earnings (loss)	Total	Non‑con-trolling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

For the year ended December 31, 2023

Balance as at January 1, 2023	2	3,209	(25)	91	159	78	24	(31)	3,507	859	4,366

Investments by holders of non-controlling interests in equity of subsidiary	-	-	-	-	-	-	-	-	-	231	231
Share-based payment	-	-	(1)	-	-	-	10	-	9	1	10
Exercised options and RSUs	*-	1	-	-	-	-	(1)	-	-	-	-
Restructuring - share exchange and investment transaction with Veridis	-	-	163	-	-	-	-	-	163	289	452
Other comprehensive income for the year	-	-	-	(66)	91	-	-	-	25	(11)	14
Profit for the year	-	-	-	-	-	-	-	144	144	25	169

Balance as at December 31, 2023	2	3,210	137	25	250	78	33	113	3,848	1,394	5,242

* Amount is less than NIS 1 million.

The accompanying notes are an integral part of the consolidated financial statements.

OPC Energy Ltd.
Consolidated Statements of Changes in Equity

	Attributable to the Company’s shareholders
	Share capital	Share premium	Capital reserve from transactions with non-controlling interests and merger	Hedge fund	Foreign operations translation reserve	Capital reserve from transac-tions with share-holders	Capital reserve for share-based payment	Retained loss	Total	Non‑control-ling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

For the year ended December 31, 2022

Balance as at January 1 2022	2	2,392	(25)	32	(27)	78	10	(198)	2,264	577	2,841

Issuance of shares (less issuance expenses)	*-	815	-	-	-	-	-	-	815	-	815
Investments by holders of non-controlling interests in equity of subsidiary	-	-	-	-	-	-	-	-	-	123	123
Share-based payment	-	-	-	-	-	-	16	-	16	-	16
Exercised options and RSUs	*-	2	-	-	-	-	(2)	-	-	-	-
Other comprehensive income for the year	-	-	-	59	186	-	-	-	245	109	354
Profit for the year	-	-	-	-	-	-	-	167	167	50	217

Balance as at December 31, 2022	2	3,209	(25)	91	159	78	24	(31)	3,507	859	4,366

* Amount is less than NIS 1 million.

The accompanying notes are an integral part of the consolidated financial statements.

OPC Energy Ltd.
Consolidated Statements of Changes in Equity

	Attributable to the Company’s shareholders
	Share capital	Share premium	Capital reserve from transactions with non-controlling interests and merger	Hedge fund	Foreign operations translation reserve	Capital reserve from transac-tions with sharehold-ers	Capital reserve for share-based payment	Retained earnings (loss)	Total	Non‑control-ling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

For the year ended December 31, 2021

Balance as at January 1, 2021	2	1714	(25)	(132)	-	78	5	21	1,663	41	1,704

Issuance of shares (less issuance expenses)	*-	674	-	-	-	-	-	-	674	-	674
Investments by holders of non-controlling interests in equity of subsidiary	-	-	-	-	-	-	-	-	-	629	629
Non-controlling interests in respect of business combinations	-	-	-	-	-	-	-	-	-	21	21
Share-based payment	-	-	-	-	-	-	9	-	9	-	9
Exercised options and RSUs	*-	4	-	-	-	-	(4)	-	-	-	-
Dividend to non-controlling interests	-	-	-	-	-	-	-	-	-	(33)	(33)
Other comprehensive income (loss) for the year	-	-	-	164	(27)	-	-	-	137	3	140
Loss for the year	-	-	-	-	-	-	-	(219)	(219)	(84)	(303)

Balance as at December 31, 2021	2	2,392	(25)	32	(27)	78	10	(198)	2,264	577	2,841

* Amount is less than NIS 1 million.

The accompanying notes are an integral part of the consolidated financial statements.

OPC Energy Ltd.
Consolidated Statement of Cash Flows for the year ended December 31

	2023	2022	2021
	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit (loss) for the year	169	217	(303)
Adjustments:
Depreciation and amortization	303	201	179
Diesel fuel consumption	32	9	6
Finance expenses, net	197	47	457
Taxes on income (tax benefit)	68	65	(77)
Share in losses (profits) of associates	(242)	(286)	35
Other expenses, net	16	-	-
Share-based compensation transactions	(7)	62	58
	536	315	355

Changes in inventory, trade and other receivables	(22)	(84)	(2)
Changes in trade payables, other payables and long-term liabilities	(25)	(19)	1
	(47)	(103)	(1)

Dividends received from associates	13	-	32
Income tax paid	(7)	(5)	(1)
	6	(5)	31

Net cash from operating activities	495	207	385

Cash flows from investing activities
Interest received	35	8	-
Short-term restricted deposits and cash, net	47	(33)	207
Withdrawal from (deposits into) short-term deposits	125	(125)	1,607
Provision of short-term collateral(1)	-	(79)	(34)
Release of short-term collateral(1)	110	17	-
Withdrawals from long-term restricted cash	1	44	172
Deposits to long-term restricted cash	-	(2)	(31)
Acquisition of subsidiaries, net of cash acquired(2)	(1,172)	-	(2,152)
Investment in associates	(29)	(10)	(28)
Subordinate long-term loans to Valley (3)	(87)	-	(17)
Proceeds for repayment of partnership capital from associates	11	15	154
Purchase of property, plant, and equipment, intangible assets and long-term deferred expenses	(1,223)	(942)	(774)
Proceeds (payment) for derivative financial instruments, net	8	5	(18)
Other	8	-	16

Net cash used in investing activities	(2,166)	(1,102)	(898)

1.	Including mainly a collateral provided to secure transactions to hedge energy margins in Valley in 2022, and which was released in the reporting period.

2.	For further details, see Notes 16B1, 16B4 and 25E.

3.	For further details – see Note 26D.

The accompanying notes are an integral part of the consolidated financial statements.

OPC Energy Ltd.
Consolidated Statement of Cash Flows for the year ended December 31

	2023	2022	2021
	NIS million	NIS million	NIS million

Cash flows for financing activities

Proceeds of share issuance, less issuance expenses	-	815	674
Proceeds of debenture issuance, less issuance expenses	-	-	842
Receipt of long-term loans from banks and financial institutions, net(1)	1,242	282	666
Receipt of long-term debt from non-controlling interests	110	46	421
Investments by holders of non-controlling interests in equity of subsidiary	231	123	629
Proceeds in respect of restructuring - share exchange and investment transaction with Veridis(2)	452	-	-
Short term loans from banking corporations, net	231	-	-
Tax equity partner’s investment in the Maple Hill project (3)	304	-	-
Interest paid	(152)	(86)	(102)
Dividend paid to non-controlling interests	-	-	(33)
Repayment of long-term loans from banks and others	(144)	(74)	(1,936)
Repayment of long-term loans as part of the acquisition of Gat(4)	(303)	-	-
Repayment of long-term loans from non-controlling interests	(123)	(89)	-
Repayment of debentures	(31)	(20)	(19)
Repayment of other long‑term liabilities	-	-	(94)
Payment for derivative financial instruments, net	9	(3)	(45)
Repayment of principal in respect of lease liabilities	(9)	(8)	(6)

Net cash provided by financing activities	1,817	986	997

Net increase in cash and cash equivalents	146	91	484

Balance of cash and cash equivalents at the beginning of the year	849	731	200

Effect of exchange rate fluctuations on cash and cash equivalent balances	12	27	47

Balance of cash and cash equivalents at the end of the year	1,007	849	731

1.	For further details, see Note 16B1, 16B4, 16B5.

2.	For further details – see Note 25A1.

3.	For further details, see Note 28D.

4.	For further details – see Note 25E1.

The accompanying notes are an integral part of the consolidated financial statements.

OPC Energy Ltd.
Consolidated Statement of Cash Flows for the year ended December 31

Appendix A - Changes Arising from Financing Activity

	Loans from banks and financial institutions	Loans from non‑controlling interests	Debentures	Financial instruments designated for hedging
	NIS million

Liabilities (assets) as at January 1, 2023	1,817	437	1,854	(57)
Changes arising from cash flows:
Proceeds for derivative financial instruments	-	-	-	9
Receipt of loans, net	1,473	110	-	-
Repayment of debentures and loans	(144)	(123)	(31)	-
Repayment of loans as part of the acquisition of Gat	(303)	-	-	-
Interest paid	(112)	(2)	(23)	-
Total changes arising from cash flows	914	(15)	(54)	9

First-time consolidation of limited partnership	303	-	-	-
Effect of changes in foreign currency exchange rates	(2)	8	-	(1)
Interest expenses	174	26	46	-
Linkage differences	15	-	33	(11)
Changes in fair value, application of hedge accounting and other	38	(2)	(26)	8
Total changes arising from non-cash activity	528	32	53	(4)
Liabilities (assets) as at December 31, 2023	3,259	454	1,853	(52)

OPC Energy Ltd.
Consolidated Statement of Cash Flows for the year ended December 31

Appendix A - Changes Arising from Financing Activity (cont.)

	Loans from banks and financial institutions	Loans from non‑controlling interests	Debentures	Financial instruments designated for hedging
	NIS million

Liabilities as at January 1, 2022	1,520	434	1,824	(26)
Changes arising from cash flows:
Payment for derivative financial instruments	-	-	-	(3)
Receipt of loans, net	282	46	-	-
Repayment of debentures and loans	(74)	(89)	(20)	-
Interest paid	(38)	(7)	(40)	-
Total changes arising from cash flows	170	(50)	(60)	(3)

Effect of changes in foreign currency exchange rates	39	29	-	(2)
Interest expenses	68	24	40	-
Linkage differences	24	-	50	(18)
Changes in fair value, application of hedge accounting and other	(4)	-	-	(8)
Total changes arising from non-cash activity	127	53	90	(28)

Liabilities (assets) as at December 31, 2022	1,817	437	1,854	(57)

	Loans from banks and financial institutions	Loans from non‑controlling interests	Debentures	Financial instruments designated for hedging
	NIS million

Liabilities as at January 1, 2021	1,979	1	980	35
Changes arising from cash flows:
Payment for derivative financial instruments	-	-	-	(45)
Issuance of debentures and receipt of loans, net	666	421	842	-
Repayment of debentures and loans	(1,936)	-	(19)	-
Interest paid	(81)	-	(20)	-
Total changes arising from cash flows	(1,351)	421	803	(45)

First-time consolidation of CPV Group	556	-	-	39
Effect of changes in foreign currency exchange rates	(19)	(5)	-	-
Interest expenses	91	14	23	-
Linkage differences	34	-	18	(25)
Changes in fair value, application of hedge accounting and other	230	3	-	(30)
Total changes arising from non-cash activity	892	12	41	(16)

Liabilities (assets) as at December 31, 2021	1,520	434	1,824	(26)

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 1 – GENERAL

The Reporting Entity

OPC Energy Ltd. (hereinafter – the "Company”) was incorporated in Israel on February 2, 2010. The Company’s registered address is 121 Menachem Begin Road., Tel Aviv, Israel. The controlling shareholder in the Company is Kenon Holdings Ltd. (hereinafter - the “Parent Company”), a company incorporated in Singapore, the shares of which are dual-listed on the New York Stock Exchange (NYSE) and the Tel Aviv Stock Exchange Ltd. (hereinafter - the “TASE”).

The Company is a publicly-traded company whose securities are traded on the TASE.

As of the report date, the Group is engaged in the initiation, development, construction, operation and generation and supply of electricity and energy through three operating segments (which constitute reportable segments in the financial statements): Israel (through OPC Holdings Israel Ltd. (hereinafter - “OPC Israel”), in which the Company has an 80% stake), Renewable Energies in the USA and Energy Transition - in the USA (the activities in the USA - through CPV Group, in which the Company has a 70% stake).

In addition, the Company is engaged, through CPV Group, in a number of business activities in the USA, which - as of the report date - are not material to the Group’s operating results (and do not constitute reportable segments in the financial statements).
For further details – see Note 27.

Iron Swords War

On October 7, 2023 the Iron Swords War broke out in Israel (hereinafter – the “War”) broke out, which continues as of the approval date of this Report. The war led to consequences and restrictions that affected the Israeli economy, which included, among other things, a decline in business activity, extensive recruitment of reservists, restrictions on gatherings in workplaces and public spaces, restrictions on the activity of the education system, etc. As of the Financial Statements approval date, most of the abovementioned restrictions were removed gradually and as a function of the security developments in the country and in the conflict areas.

In addition, as of the financial statements approval date, the War has external effects that include, among other things, disruptions in marine shipping routes to Israel due to attacks on shipping vessels and a considerable reduction om the activity of airlines flying into Israel.

The said events involve a significant uncertainty, and they might have an adverse effect on Israel’s economy and economic resilience, its financial position - including downgrading Israel credit rating (in February 2024 the international rating agency Moody’s announced the downgrading of Israel’s credit rating to A2 with a negative outlooks), and downgrading the credit rating of Israeli financial institutions, specifically the Israeli banking system (due to the downgrading of the credit rating of Israel, in February 2024 the internation rating agency Moody’s announced the downgrading of the credit rating of Israel’s largest five banks to A3 with a negative outlook), adversely affect the investments in the Israeli economy and trigger a withdrawal of funds and investments from Israel, increase the costs of sources of financing, cause the weakening of the shekel’s exchange rates against the different currencies (in particular the USD), adversely affect the activity of the business sector, and cause instability in the Israeli capital market (including increased volatility, price decreases, and limited liquidity and accessibility).

If the said assessments will be partially or fully fulfilled, or if the security situation will deteriorate, this may have an adverse effect on the Company’s activities in Israel, the activities of the Company's customers and suppliers in Israel (including physical damage or reduction of activity), as well as the Company's operating results, the availability and cost of capital and sources of financing required for the Group, mainly for the purpose of supporting the continued business growth.

As of the Financial Statements approval date, there is a significant uncertainty as to the development of the War, its scope and duration. There is also significant uncertainty as to the impact of the War on macroeconomic and financial factors in Israel, including the situation in the Israeli capital market. Therefore, at this stage, it is not possible to assess the effect that the War will have on the Company, nor is it possible to assess the magnitude of the War’s effect on the Company and its results of operations, if any, in the short and medium term.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 1 - GENERAL (cont.)

Definitions

1.	The Company - OPC Energy Ltd.

2.	The Group - the Company and its investees.

3.
Consolidated companies/subsidiaries - companies, including partnerships, whose financial statements are fully consolidated, whether directly or indirectly, in the Company’s financial statements, specifically: (1) In Israel: OPC Israel, OPC Hadera Expansion Ltd. (hereinafter - the “Hadera 2”), AGS Rotem Ltd. (hereinafter - “Rotem 2”), Gnrgy Ltd. (hereinafter - “Gnrgy”), OPC Power Plants Ltd. (hereinafter - “OPC Power Plants”), OPC Rotem Ltd. (hereinafter - “Rotem”), OPC Hadera Ltd. (hereinafter - “Hadera”), Zomet Energy Ltd. (hereinafter - “Zomet”), OPC Sorek 2 Ltd. (hereinafter - “Sorek 2”) and OPC Gat Power Plant - Limited Partnership (hereinafter - the “Gat Partnership”). (2) In the USA, the Company holds - through ICG Energy Inc (hereinafter - “ICG Energy”) - OPC Power Ventures LP (hereinafter - “OPC Power”), and OPC Power holds the CPV Group, that wholly-owns, among other things, CPV Keenan II Renewable Energy Company, LLC (hereinafter - “Keenan”), CPV Maple Hill Solar, LLP (hereinafter - “Maple Hill”), CPV Stagecoach Solar, LLC (hereinafter - “Stagecoach”), CPV Backbone Solar, LLC (hereinafter - “Backbone”), and Mountain Wind Holdings, LLC (hereinafter - “Mountain Wind”).

4.
Investees - consolidated companies and companies, including a partnership or joint venture, the Company’s investment in which is included, directly or indirectly, in the financial statements based on the equity method, specifically: CPV Fairview, LLC (hereinafter - “Fairview”), CPV Maryland, LLC (hereinafter - “Maryland”), CPV Shore Holdings, LLC (hereinafter - “Shore”), CPV Towantic, LLC (hereinafter - “Towantic”), CPV Valley Holdings, LLC (hereinafter - “Valley”) and CPV Three Rivers, LLC (hereinafter - “Three Rivers”).

5.	Related parties - as defined in IAS 24 (2009), Related Party Disclosures.

6.	Interested parties - as defined in Paragraph (1) of the definition of an “interested party” in a corporation in Section 1 of the Israel Securities Law, 1968.

NOTE 2 – BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

A.	Statement of compliance with International Financial Reporting Standards (IFRS)

The consolidated financial statements were prepared by the Group in accordance with International Financial Reporting Standards (hereinafter - IFRS). Such financial statements were also prepared in accordance with the Israeli Securities Regulations (Annual Financial Statements), 2010.

The Company’s consolidated financial statements were approved for publication by its Board of Directors on March 11, 2024.

B.	Functional and presentation currency

The New Israeli Shekel is the currency that represents the primary economic environment in which the Company operates (hereinafter - “NIS”). Accordingly, the NIS is the Company’s functional currency. The NIS also serves as the presentation currency in these financial statements. Currencies other than the NIS constitute foreign currency.

C.	Basis of measurement

The financial statements were prepared according to the historical cost basis, other than: derivative financial instruments at fair value through profit and loss, derivatives measured at fair value through other comprehensive income, liability in respect of profit-sharing to CPV Group employees, treated as a cash-settled share-based payment transaction, investments in associates, and deferred tax assets and liabilities. For further details, see Note 3.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 2 – BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS (cont.)

D.	The operating cycle period

The Group’s normal operating cycle period is one year. Therefore, current assets and current liabilities include items whose disposal is planned and expected during the Group’s normal operating cycle.

E.	Use of estimates and judgments

In preparation of the condensed consolidated interim financial statements in accordance with the IFRS, the Company’s management is required to use judgment when making estimates, assessments and assumptions that affect implementation of the accounting policies and the amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

When formulating accounting estimates used in preparing the Group’s financial statements, the Group’s management was required to use assumptions concerning circumstances and events that involve significant uncertainty. In determining the estimates, the Group management’s discretion is based on past experience, various facts, external factors and reasonable assumption under the appropriate circumstances for each estimate.

These estimates and underlying assumptions are reviewed regularly. Changes in accounting estimates are recognized in the period in which the estimates were revised and in any future affected period.

Information regarding the assumptions made by the Group in respect of the future and other major factors for uncertainty regarding the estimates that have a significant risk of resulting in a material adjustment in the carrying amount of assets and liabilities in the next financial year, is included in the following line items:

1.	Expected useful life of property, plant and equipment

Property, plant and equipment is depreciated using the straight line method over the expected useful life, considering the residual value of the assets. The Group routinely re-examines the expected useful life of property, plant and equipment in order to determine the depreciation expenses to be recognized for the period. The useful life is based on the Group’s past experience in respect of similar assets and takes into account expected technological changes. Depreciation expenses in respect of future periods are adjusted to reflect significant changes compared to previous estimates, if any. For further details, see Note 3D.

2.	Allocation of acquisition costs

The Group uses estimates to allocate the acquisition costs, specifically in business combination transactions, to tangible and intangible assets and to the acquired liabilities. In addition, when determining the depreciation rates of the tangible and intangible assets and liabilities, the Group estimates the expected life of the asset or liability. In its calculation of those estimates, the Group uses, among other things, external and independent appraisers. Regarding business combinations in the reporting period, see Note 25E.

3.	Recoverable amount of cash-generating units that include goodwill and testing for indications of impairment of non-financial assets, including investments in equity-accounted associates

Every year the Group calculates the recoverable amount of cash-generating units to which goodwill balances are allocated, based, among other things, on the discounted expected cash flows. In its calculation of the recoverable amount, the Group uses, among other things, external and independent appraisers. For further details, see Notes 12B, 12C and 12D.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 2 – BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS (cont.)

E.         Use of estimates and judgments (cont.)

3.	Recoverable amount of cash-generating units that include goodwill and testing for indications of impairment of non-financial assets, including investments in equity-accounted associates (cont.)

Furthermore, on each reporting date, the Group assesses whether there are indications of impairment of non-financial assets and/or cash-generating units, specifically property, plant & equipment, and investments in associates, and where necessary calculates the recoverable amount of those assets/investments.

4.	Ability to recover development and construction costs of projects under development

In order to capitalize development and construction costs of projects under development, the Group uses estimates for receipt of regulatory approvals, the existence of a link to the land, the ability to connect to the electrical grid, signing PPAs with customers, where relevant, and the expectation of generating future economic benefits from the projects. If in subsequent periods there is a deterioration in the Group’s estimates regarding a project, specifically a failure to obtain the required regulatory approvals, capitalized costs are expensed in profit and loss.

F.        Reclassification and restatement

The Group carried out immaterial classifications in its comparative figures so that their classification will match their classification in the current financial statements. The said classifications do not have a material effect on the statement of income.

G.       Seasonality

The results of Group companies in Israel are based on the generation component, which constitutes part of the energy demand management tariff (hereinafter – the “TAOZ”), which is supervised and published by the Israeli Electricity Authority. Through January 2023, the year was broken down into three seasons: summer (July and August), winter (December, January and February) and “transitional” (March through June and September through November), and for each season a different tariff was set for each demand hour cluster (hereinafter - “DHC”). Two key changes occurred as from January 2023: (1) The cancellation of the mid-peak DHC tariff, on account of the expansion of the number of months of the on-peak and off-peak DHCs; (2) the summer season was extended to 4 months instead of two months, such that June to September are considered as summer, March to May and October to November are considered as the transitional season, and the winter season did not change. The changes made to the DHCs alters the seasonality aspect of the breakdown of the Company’s income and profitability in Israel throughout the year, such that it significantly raises them during the summer months, specifically during the third quarter compared with the other quarters - especially the first and fourth quarters.

In the USA, the activity of CPV Group is affected by seasonality as a result of variable demand due to, among other things, weather changes in different seasons, natural gas and electricity prices. In general, with respect to gas-fired power plants, there is higher profitability in seasons where temperatures are at their highest or lowest - usually during summer and winter. The profitability of renewable energy production is subject to production volume, which varies based on wind and solar constructions, as well as its electricity price, unless there is a fixed contractual price for the project. Furthermore, with regard to wind-powered renewable energy projects, the speed of the wind tends to be higher during the winter and lower during the summer.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 2 – BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS (cont.)

H.       First-time application of new standards, amendments to standards and interpretations

Amendment to IAS 1 - Presentation of Financial Statements: Disclosure of Accounting Policies

In accordance with the amendment, entities are required to disclose their material accounting policy information, instead of significant accounting policies. In accordance with the amendment, accounting policy information is material if, when taken into account with other information included in the financial statements, it may be reasonably expected to influence the decisions that the primary users of general purpose financial statements make on the basis of those financial statements.

The amendment to IAS 1 also clarifies that accounting policy information is expected to be material if, without it, users of an entity’s financial statements would be unable to understand other material information in the Financial Statements. Furthermore, the amendment clarifies that immaterial accounting policy information need not be disclosed.

The significant accounting policies note was amended in accordance with the said amendment.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

The accounting policy principles below will be applied consistently to all periods presented in these consolidated financial statements by entities of the Group.

A.       Business combinations and investment in investees

1.	Goodwill

The Group recognizes goodwill on acquisition date according to the fair value of the consideration transferred less the net amount of the identifiable assets acquired and the liabilities assumed. Goodwill is initially recognized as an asset based on its cost, and in subsequent periods, is measured at cost less accumulated impairment losses.

Cash-generating units to which goodwill has been allocated are aggregated such that the level at which impairment is tested reflects the lowest level at which goodwill is subject to monitoring for internal reporting purposes, but in no case is it higher than an operating segment. Goodwill is allocated to each of the Group’s cash‑generating units that is expected to benefit from the synergy of the business combination. Cash‑generating units to which goodwill was allocated are tested for impairment each year, or more frequently if there are indications of a possible impairment of the unit, as stated.

When executing a restructuring that changes the composition of cash-generating units to which goodwill was allocated, the Company reallocates the goodwill to the cash-generating units that were impacted. The reallocation of the goodwill is executed using the relative value approach, unless the Company knows to directly allocate the economic value of the goodwill recognized on the original business combination date to the various cash-generating units.

2.	Subsidiaries

Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date of loss of control.

The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Group.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

A.	Business combinations and investment in investees (cont.)

3.	Non‑controlling interests

Transactions with non-controlling interests, while maintaining control

Transactions with non-controlling interests while maintaining control are treated as equity transactions. Any difference between the consideration paid or received and the change in non-controlling interests is attributed to the share of the owners of the Company in a capital reserve from transactions with non-controlling interests and mergers.

4.	Investment in associates and joint ventures

Associates are entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. Significant influence is the power to participate in making decisions relating to the financial and operational policies of the investee company. In testing for significant influence, potential voting rights that are currently exercisable or convertible into shares of the investee are taken into account.

Investments in associates and joint ventures are accounted for using the equity method and are initially recognized at cost. The investment cost includes transaction costs. The consolidated financial statements include the Group’s share of the income and expenses in profit or loss and of other comprehensive income of associates, after adjustments to align the accounting policies with those of the Group, from the date that significant influence commences until the date that significant influence ceases. The Company's share in profit or loss from associates will be recorded under operating profit or loss.

5.	Business combinations under common control

Acquisition of interests in businesses controlled by the controlling shareholder of the Group were accounted for using the book value approach, as if the acquisition were made on the day control was first gained by the controlling shareholder of the Group. For this purpose, the comparative figures were restated. The acquired assets and liabilities are presented at the values previously presented in the consolidated financial statements of the controlling shareholder of the Group. The Group’s equity components were restated from the date control was first gained by the controlling shareholder of the Group, so that the equity components of the acquired entity were added to the Group’s existing equity components.

Any difference between the issuance proceeds for the acquisition and the values of the acquired assets and liabilities on the date control was achieved, and the investment of the controlling shareholder of the acquired company in the period subsequent to achievement of control is recognized directly in equity as a capital reserve from transactions with non-controlling interests and mergers.

B.        Foreign currency

1.	Foreign currency transactions

Foreign currency transactions are translated into the functional currency of the Group companies at the exchange rate effective on the transaction dates. Financial assets and liabilities denominated in Foreign Currencies on the reporting date are translated to the functional currency at the exchange rate at that date. The exchange rate differences due to translation of the functional currency are usually recognized in profit and loss (except for differences from cash flow hedges, which are recognized in other comprehensive income, in respect of the effective part of the hedge).

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

B.        Foreign currency (cont.)

2.	Foreign operations

The Group has investments in investees in the USA, which constitute a foreign operation.

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to NIS at exchange rates in effect at the reporting date. The income and expenses of foreign operations are translated to NIS at exchange rates in effect at the transaction dates. Foreign exchange differences are recognized in other comprehensive income and are presented in equity in the foreign operations translation reserve (hereinafter – “translation reserve”).

Generally, exchange rate differences from loans received from or provided to foreign operations, including foreign operations that are subsidiaries, are recognized in profit and loss in the consolidated financial statements.

When the settlement of loans provided to a foreign operation is neither planned nor likely in the foreseeable future, gains and losses from exchange rate differences arising from these monetary items are included in the investment in the foreign operation, net, and are recognized in other comprehensive income and stated in equity under the translation reserve.

For further details regarding the change in the Company’s assessments in the fourth quarter of 2022 with regards to the intention to repay NIS-denominated loans to a wholly owned subsidiary, see Note 21E.

C.	Financial instruments

1.       Non‑derivative financial instruments

Non‑derivative financial assets include: Cash and cash equivalents, short-term deposits, restricted cash and deposits, trade receivables, certain receivables and debit balances, loans to investees and other accounts receivable.

Non-derivative financial liabilities include: Loans and credit from banking corporations and financial institutions, debt from non-controlling interests, debentures, lease liabilities, trade payables and certain other payables.

2.	Derivative financial instruments, including hedge accounting

Derivatives used for hedge accounting

On initial designation of the accounting hedge, the Group formally documents the relationship between the hedging instrument and hedged item, including the Group’s risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

The Group estimates, upon creation of the hedge and in the subsequent periods, whether the hedge is expected to be highly effective in offsetting changes in fair value or in the cash flows attributable to the hedged risk during the period for which the hedge is designated.

In respect of cash flow hedging, a forecast transaction that is a hedged item must be at a highly probable level and cause exposure to cash flow changes that may ultimately affect profit and loss.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

C.	Financial instruments (cont.)

2.	Derivative financial instruments, including hedge accounting (cont.)

Derivatives used for hedge accounting (cont.)

Changes in fair value of derivatives used to hedge cash flows in respect of the effective part of the hedge are recognized through other comprehensive income or loss directly in a capital reserve for hedges. For the non-effective part, the changes in fair value are recognized in profit and loss. The amount accumulated in a capital reserve for hedges is reclassified to the hedged assets in the statement of financial position or statement of income in the period in which the cash flows affect such assets or the statement of income, respectively, and is presented in the same line item in the financial statements as the hedged item.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued. The cumulative profit or loss previously recognized through other comprehensive income or loss and presented in the hedging capital reserve remains in the reserve until the projected transaction occurs or is no longer expected to occur. If the forecast transaction is no longer expected to occur, the cumulative profit or loss previously recognized in the hedging capital reserve is reclassified to profit and loss. When the hedged item is a non-financial asset, the amount recognized in the capital reserve for hedges is added to the carrying amount of the asset when it is recognized.

Derivatives not used for hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, changes in fair value of non-hedge derivatives are recognized in profit and loss as finance income (expenses).

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

D.	Property, plant & equipment

1.
Recognition and measurement

Property, plant and equipment items are measured at cost less accumulated depreciation.

The cost of property, plant and equipment includes expenditure that is directly attributable to the purchase of the asset. The cost of self-constructed assets includes the cost of materials, direct labor costs, any additional costs directly attributable to bringing the asset to the location and the condition necessary for it to be capable of operating in the manner intended by management, the estimated cost for decommissioning and removing the items and restoring the site on which they are located, as well as capitalized borrowing costs. Advance payments made in respect of self-constructed assets are recognized as part of the cost of the said equipment.

The Company recognized in the statement of income, all development costs in respect of projects that it develops until a stage at which, in the management’s opinion, the feasibility of construction of the project has been proven. From the stage at which the project is feasible, the development costs and subsequently the construction costs are capitalized to the project costs. A project is considered feasible when the Company’s management believes that the likelihood of the project materializing and generating future economic benefits is greater than the likelihood that it will not materialize.

Purchased software that is integral to the functionality of the related equipment is recognized under the cost of that equipment.

Spare parts, auxiliary equipment, emergency inventory and backup equipment are classified as property, plant and equipment when they meet the definition of property, plant and equipment under IAS 16, Property, Plant and Equipment.

When major parts of a property, plant and equipment item (including costs of periodic tests) have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

The Company has BOT service concession arrangements in accordance with the provisions of IFRIC 12 (hereinafter - the “Interpretation”); for each arrangement, the Company assesses whether it falls within the scope of the Interpretation. When the grantor does not control the arrangement, the Company classifies the infrastructure, which is the subject matter of the arrangement, as property, plant & equipment in accordance with the provisions of IAS 16.

2.
Compensation in respect of delay in the construction of a power plant

In cases where the Group is entitled to compensation in respect of delay in the construction of a power plant, the Group assesses the economic substance of the compensation. If the compensation is intended to cover losses incurred to the Company in practice, or loss of income, it is recognized in profit and loss. On other cases, the compensation amount is generally offset against the cost of property, plant and equipment.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

D.	Property, plant & equipment (cont.)

1.	Recognition and measurement (cont.)

3.
Depreciation

Depreciation is a systematic allocation of the depreciable amount of an asset over its useful life. The amortizable amount is the cost of the asset, or another amount that replaces the cost, less its residual value. An asset is depreciated from the date it is ready for use, meaning the date it reaches the location and condition required for it to operate in the manner intended by management.

Amortization is recognized in the income statement (unless included in the carrying amount of another asset) on a straight-line basis over the estimated useful life of each part of the property, plant and equipment items, since this method reflects the expected consumption pattern of the future economic benefits inherent in the asset in the best way possible.

Estimates regarding depreciation methods, useful life and residual value are reviewed at the end of each reporting year and adjusted as needed.

The estimated useful life of the principal assets (including in associates) for the current period is as follows:

Power plants	23 - 40 years
Maintenance work	1.5 - 15 years
Roads and buildings	23 - 30 years
Back up diesel fuel	by consumption
Freehold land is not depreciated.

E.	Intangible assets

1.
Goodwill

Goodwill resulting from the acquisition of subsidiaries is presented under intangible assets. For information regarding measurement of goodwill upon initial recognition, see Section A1 above.

In subsequent periods, goodwill is measured at cost less accumulated impairment losses. For further details, see Notes 12B, 12C and 12D.

2	Other intangible assets Other intangible assets acquired by the Group that have a defined useful life are measured at cost less amortization.

3.
Amortization

Amortization is the systematic allocation of the amortizable amount of an intangible asset over its useful life. The amortizable amount is the cost of the asset, less its residual value.

Amortization is recognized in the income statement on a straight-line basis, over the estimated useful lives of the intangible assets from the date they are available for use, since these methods most closely reflect the expected pattern of consumption of the future economic benefits best embodied in each asset. Goodwill is not amortized systematically unless tested for impairment at least once a year.

The estimated useful life for the current period of PPAs in the renewable energy segment in the USA is 10-17 years, which reflects the remaining agreement period from the acquisition date.

Estimates regarding the amortization method and the useful life are reviewed at the end of each reporting year and adjusted as needed.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

F.	Impairment

Non-financial assets

Timing of impairment testing

The carrying amounts of the Group’s non-financial assets, other than inventory and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount of the asset is estimated.

Determining cash-generating units

For the purpose of impairment testing, assets which cannot be specifically tested are grouped into the smallest asset class that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or other groups of assets (hereinafter - a “cash-generating unit").

Measurement of recoverable amount

The recoverable amount of an asset or cash-generating unit is the higher of its value in use and its fair value less disposal costs. When determining the value in use, the Group discounts the projected future cash flows at the pre-tax discount rate that reflects the estimates of the market participants regarding the time value of money and the specific risks attributed to the asset. For the purpose of impairment testing, assets are grouped together into the smallest asset class that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or other groups of assets (hereinafter - a “cash-generating unit").

Recognition of impairment loss

Impairment losses are recognized if the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, and are recognized in profit and loss. With regard to cash-generating units that include goodwill, an impairment loss is recognized when the carrying amount of the cash-generating unit, after grossing up the goodwill balance, with the non-controlling interests measured according to their proportionate share in the net identifiable assets, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are first allocated to impairment of the carrying value of goodwill attributed to those units and then to impairment of the carrying value of the other assets in the cash-generating units, proportionally.

G.	Employee benefits

Defined contribution plans

The Group has a defined contribution plan. A defined contribution plan is a post-employment benefit plan under which the Group pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. The Group’s obligations for contributions to defined contribution plans are recognized as an expense in profit and loss in the periods during which related services are rendered by the employees. Liabilities for contributions into a defined contribution plan that are due for payment within more than 12 months from the end of the period in which the employees rendered the service are recognized at their present value.

Share-based compensation transactions

The fair value at the grant date of share-based compensation bonuses to the Company’s employees is recognized as a salary expense in parallel to an increase in equity over the period in which a non-contingent entitlement to the bonuses is achieved. The amount recognized as an expense in respect of share-based compensation bonuses that is subject to vesting conditions that are service terms is adjusted to reflect the number of bonuses that are expected to vest.

The fair value of the liability for employees for rights to share in the profits of the CPV Group was treated as a cash-settled share-based payment and recognized as an expense against a corresponding increase in liability, over the period in which the unconditional right to payment is achieved. The liability is remeasured at each reporting date until the settlement date. CPV Group’s profit sharing rights are based on CPV Group’s fair value. The changes in the fair value of the liability were included in general and administrative expenses in the income statement.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

H.	Income

The Group recognizes income when the customer gains control over the promised goods or services. The income is measured at fair value of the consideration to which the Group expects to be entitled in exchange for the goods or services promised to the customer, other than amounts collected for third parties.

Income from the sale of electricity and steam are recognized in the period in which the sale takes place in accordance with the price set in the electricity sale agreements with customers and the quantities of electricity supplied. Furthermore, Company’s income include income from provision of asset management services to power plants; those income are recognized in accordance to the service provision rate.

The Group has three main types of income:

1.
Income from the sale of electricity and steam to private customers, which are recognized in the period in which the electricity was supplied, and in accordance with the price set in the agreements with the customers.

2.	Income from provision of power plants’ capacity are recognized over the period during which capacity was provided.

3.	Income from provision of services, including asset management services to power plants in the USA, according to the service provision rate.

When setting the transaction price, the Groups takes into consideration fixed amounts and amounts that may vary as a result of discounts, credits, price concessions, penalties, claims and disputes and contract modifications that the consideration in their respect has not yet been agreed by the parties.

The Group includes in the transaction price the variable consideration amount, or part thereof, when it is highly probable that a significant reversal of the recognized accumulated income amount will not occur when the uncertainty associated with the variable consideration has been subsequently resolved. At the end of each reporting period and if necessary, the Group revises the estimate of the variable consideration included in the transaction price.

Furthermore, the Group recognizes compensation paid to customers in respect of delays in the commercial operation date of the Hadera Power Plant on payment date within long-term prepaid expenses, and amortizes them throughout the term of the contract, from the date of commercial operation of the power plant, against a decrease in income from contracts with customers.

Upon the sale of electricity to private customers, the Group collects from the customers costs in respect of public utilities provided by Israel Electric Corporation (hereinafter - the “IEC”), whose rates are set by the Israeli Electricity Authority. Those utility costs are transferred by the Group to the Israel Electric Corporation without a margin. The Group views the sale of electricity and the sale of the utility services as a single performance obligation, since these are services and/or commodities that are inseparable. Since the customer views the Company as its main supplier in respect of this performance obligation according to indicators defined above, the Group recognizes the income at the gross amount of the proceeds.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

I.	Finance income and expenses

Finance expenses include interest expenses in respect of loans and debentures received, losses from derivative financial instruments recognized in profit and loss, losses from hedging instruments recognized in profit and loss and early repayment fees of loans and debentures. Borrowing costs are recognized in the income statement using the effective interest method.

Finance income includes interest income in respect of loans granted and amounts invested, and gains from derivative financial instruments recognized in profit and loss.

Profits and losses from exchange rate differences in respect of financial assets and liabilities are reported on a net basis as finance income or finance expenses, depending on their position (net profit or loss).

In statements of cash flows, interest received is presented under cash flows from investing activities. Interest paid is presented under cash flows from financing activities.

Borrowing costs capitalized to qualifying assets and paid are presented as part of the costs to construct property, plant, and equipment under cash flows from investing activities. Cash flows paid (or received) in respect of derivative financial instruments used to hedge loans are presented under cash flows from financing activities.

J.	Expenses for income tax

Income taxes include current and deferred taxes. Income taxes are recognized in the statement of income unless the tax derives from a business combination, or are recognized directly to equity or other comprehensive income if derived from items recognized directly in equity or other comprehensive income.

Current taxes

Current tax is the tax amount expected to be paid (or received) on taxable income in the tax year, when it is calculated at the tax rates under the applicable laws that have been enacted or substantively enacted as at the reporting date. Current taxes include taxes in respect of previous years.

Deferred taxes

Deferred taxes are recognized in respect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and their value for tax purposes. The Group does not recognize deferred taxes in respect of the following temporary differences: (1) initial recognition of goodwill; (2) initial recognition of assets and liabilities in a transaction that does not constitute a business combination and does not affect the accounting profit and the profit for tax purposes; (3) the differences are due to an investment in subsidiaries, if the Group controls the reversal date of the difference and, they are not expected to reverse in the foreseeable future, whether by way of disposal of an investment or by way of dividend distribution in respect of an investment.

Deferred taxes are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset for carryforward losses, tax benefits and deductible temporary differences is recognized if it is probable that future taxable income can be utilized. Deferred tax assets are examined on every reporting date, and if the attributed tax benefits are not expected to materialize, they are amortized.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

J.	Expenses for income tax (cont.)

Deferred taxes (cont.)

Deferred tax assets which were not recognized are reassessed on every reporting date and recognized if the expectation changes so that future taxable income will be available against which they can be utilized.

Offsetting current and deferred tax assets and liabilities

The Group offsets deferred tax assets and liabilities if there is a legally enforceable right to offset current tax liabilities and assets, and they are attributed to the same taxable income levied by the same tax authority on the same taxable entity, or on various tax entities, but they intend to settle deferred tax liabilities and assets on a net basis or their current tax assets and liabilities will be realized simultaneously.

Provision in respect of uncertain tax positions, including additional tax and interest expenses, is recognized when it is more likely than not that the Group will need to use its economic resources to settle the obligation.

K.	Agreements with the tax equity partner

CPV Group entered into an agreement with an entity that has a federal tax liability in the USA (hereinafter - the ”Tax Equity Partner”) for the purpose of financing the construction and operation of a photovoltaic project in the USA within a partnership owned and controlled by the Group (hereinafter - the “Project”). According to the terms of the agreement, the Tax Equity Partner invested a certain amount in a project immediately prior to its commercial operation date in exchange to the issuance of units that confer upon it a proportionate share in the project’s free cash flow for distribution until reaching a predetermined rate of return, and a right to receive tax benefits by virtue of the project. The project’s tax benefits include an Investment Tax Credit (ITC), and a proportionate share in the taxable income of the partnership (hereinafter - the “Tax Benefits”).

Future amounts that will be paid to the Tax Equity Partner out of the free cash flow for distribution constitute a financial liability, which is measured using an amortized cost model in accordance with the effective interest method. The tax credit is accounted for as a government grant, which is related to the acquisition of assets in accordance with the provisions of IAS 20. The Company opted to present the tax credit as a deferred income, under the other long-term liabilities line item, which will be amortized on a straight line basis over the useful life of the photovoltaic facilities. The amounts attributed to the Tax Equity Partner’s right to receive a proportionate share of the taxable income of the Partnership are recognized as a non-financial liability, which is carried to profit and loss over a period of 5 years.

In addition, once the Tax Equity Partner reaches a predetermined rate of return as set in the agreement (hereinafter - “Flip Point”), its share in the profit and in the free cash flow decreases to a minimum rate, and the Company has the option to acquire the Tax Equity Partner’s share.

For further details regarding an agreement with the Tax Equity Partner in the Maple Hill project, see Note 28D.

L.	Capitalization of borrowing costs

A qualifying asset is an asset that requires a substantial period to prepare it for its intended use or sale. Specific and non-specific borrowing costs are capitalized to a qualifying asset during the period required for construction and completion until the date it is ready for its intended use. Other borrowing costs are expensed in profit and loss as incurred.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

M.	Leases

1.	Leased assets and lease liabilities

Contracts that confer on the Group the right to control the use of an asset in respect of a lease for a period of time in exchange for a consideration are accounted for as leases. Upon initial recognition, the Group recognizes a liability in the amount of the present value of the future lease payments (such payments do not include certain variable lease payments), and at the same time, the Group recognizes a right-of-use asset in the amount of the lease liability, adjusted for the lease payments - prepaid or accrued - plus direct costs incurred in the lease.

Since the interest rate implicit in the Group’s leases cannot be determined, the Group uses the incremental interest rate of the lessee.

Subsequent to initial recognition, the right-of-use asset is accounted for using the cost model, and amortized throughout the lease term or throughout the useful life of the asset, whichever is earlier.

2.	Lease term

The lease term is determined as the period in which the lease is non-terminable, together with the periods covered by an option to extend or terminate the lease if it is reasonably certain that the lessee will exercise or not to exercise the option, respectively.

3.	Amortization of right-of-use asset

Subsequent to the lease commencement date, the right-of-use asset is measured using the cost method, less accumulated depreciation and accrued impairment losses adjusted for remeasurement of the lease liability. The amortization is calculated on the straight-line basis over the useful life or the contractual lease term, whichever is earlier, as follows:

•	Land 19 - 49 years

•	Other 12 - 16 years

N.	New standards and interpretations not yet adopted

Amendment to IAS 1 - Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current and subsequent amendment: Non-current Liabilities with Covenants

The amendments change the standard’s provisions regarding the classification of liabilities as current or non-current liabilities, and pertain to the following issues:

•
The Amendment, together with the subsequent amendment to IAS 1 (see below) replaces certain classification requirements of current or non-current liabilities. For example, pursuant to the amendment, a liability will be classified as non‑current if an entity has the right to defer the payment for a period of at least 12 months after the reporting period, which is “substantive” and exists at the end of the reporting period.

•
The subsequent amendment, as published in October 2022, stipulated that financial covenants, which an entity is required to comply with subsequent to the reporting date, shall not affect the classification of a liability as current or non-current.

•
Furthermore, the subsequent amendment added disclosure requirements for liabilities that are subject to compliance with financial covenants within 12 months after the reporting date, such as disclosure regarding the nature of the financial covenants, the date on which the entity is required to comply with them, and facts and circumstances indicating that an entity will find it difficult to comply with the covenants.

•	In addition, the amendment clarified that a conversion right of a liability will affect its classification as current or non‑current, unless the conversion component is capital-based.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

N.	New standards and interpretations not yet adopted (cont.)

The said amendments will be applied for reporting periods commencing on January 1, 2024; early application is permitted. The amendments will be applied retrospectively, including adjustment of the comparative figures.

The Group assessed the impact of the Amendments and in its opinion the Amendments are not expected to have a material effect on the Financial Statements.

NOTE 4 – DETERMINATION OF FAIR VALUE

In determining the fair value of an asset or liability, the Group uses as many observable inputs as possible. Fair value measurements are divided into three levels in the fair value hierarchy, based on the inputs used in the valuation, as follows:

Level 1 - Quoted (unadjusted) prices in an active market for identical assets or liabilities.

Level 2 - Observable inputs, directly or indirectly, that are not included in Level 1 above.

Level 3 - Data that are not based on observable market inputs.

As part of the accounting policy principles and disclosure requirements, the Group is required to determine the fair value of financial and non-financial assets and liabilities. The fair value is determined for measurement and/or disclosure purposes using the methods described below. Additional information regarding the assumptions used to determine the fair values is provided in the notes referring to that asset or liability.

A.	Trade and other receivables

The fair value of trade and other receivables is determined upon initial recognition based on the present value of the future cash flows, discounted at the market interest rate as of the measurement date. With regard to most of the Group’s trade and other receivables, since the credit period is short and constitutes the accepted credit in the industry, the future consideration is not capitalized, and subsequent to initial recognition the carrying amount approximates their fair value. The carrying amount of cash and restricted deposits as well as long-term receivables also approximates their fair value, since those assets bear interest at a rate similar to the interest rate accepted in the market for similar assets.

B.	Derivative financial instruments

The fair value of foreign currency forwards is determined by using quotations of a trading system that quotes the market input entered by financial entities and used to calculate the fair value. The fair value is determined by discounting the future value arising from the difference between the opening price and the price as of measurement date.

The fair value of interest rate swaps is determined by using quotations of a trading system that quotes the market input entered by financial entities and used to calculate the fair value. The fair value is determined by discounting the estimated future cash flows based on the conditions and the term to maturity of each contract, using market interest rates for a similar instruments at the measurement date. When determining the fair value, the Company takes into account the credit risk of the parties to the contract.

The fair value of CPI swap contracts is determined in accordance with the discounted NIS amount payable in nominal NIS interest and the discounted expected cash flow from NIS real interest. When determining the fair value, the Company takes into account the credit risk of the parties to the contract.

The fair value of long-term contracts in respect of electricity prices is set using quotations of the relevant future electricity prices.

For further details, see Note 23C.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 4 – DETERMINATION OF FAIR VALUE (cont.)

C.	Non-derivative financial liabilities

The fair value of certain trade and other payables is determined upon initial recognition based on the present value of the future cash flows, discounted at the market interest rate as of the measurement date. With regard to most of the Group’s trade and other payables, since the credit period is short, the future consideration is not discounted, and subsequent to initial recognition the carrying amount approximates their fair value.

The fair value of all other financial liabilities, which is determined subsequent to initial recognition for disclosure purposes, is calculated as follows: bank loans and loans from non-controlling interests - based on the present value of the future cash flows in respect of the principal and interest component, discounted by the relevant rating curve; marketable debentures - their quoted price on closing of trade as of measurement date.

D.	Share-based compensation transactions

In Israel

The fair value of employee options is measured using the Black & Scholes option pricing model. The model's assumptions include the share price as of measurement date, the option’s exercise price, expected volatility of the share, the option’s contractual term, expected dividend yield, and risk-free interest rate (based on government bonds). Service terms are not taken into account when determining the fair value. The RSUs’ fair value was valued based on the Company’s share price at grant date.

In CPV Group (cash-settled)

The fair value of employees’ profit sharing plan, which is calculated every reporting period for measurement purposes, is determined using an option pricing model (OPM). The model's assumptions include the estimated fair value of the plan, which is derived from the value of CPV Group, and the base mechanism that was set in the plan - all as of the measurement date, expected standard deviation, expected life and risk-free interest rate (on the basis of US government bonds). Service terms are not taken into account when determining the fair value. For further details – see Note 18C.

E.	Determining the recoverable amount of cash-generating units that include goodwill using a fair value model net of costs to sell

For further details regarding fair value measurement for impairment testing of cash‑generating units that include a goodwill balance, see Notes 12B, 12C and 12D.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 5 – CASH AND CASH EQUIVALENTS AND SHORT TERM DEPOSITS

A.	Cash and cash equivalents with banks

		As at December 31
	Nominal interest	2023	2022
	December 31, 2023	NIS million	NIS million

Current account balances		522	327
Deposits	4.8%	485	522

		1,007	849

B.	Short-term bank deposits

		As at December 31
	Nominal interest	2023	2022
	December 31, 2023	NIS million	NIS million

Short term deposits	-	-	125

For more information about transactions and balances with related and interested parties, see Note 24.

For further details regarding the Group’s exposure to credit, interest and foreign currency risks, and a sensitivity analysis, see Note 23.

NOTE 6 - CASH AND RESTRICTED DEPOSITS WITH BANKS

	As at December 31
	2023	2022
	NIS million	NIS million
Stated in current assets
Restricted cash and short-term deposits (1)	2	36
Stated in non‑current assets
Cash and long-term restricted deposits (2)	59	53

(1) Represents mainly collateral in respect of guarantees.

(2) For further details, see Note 16B1.

For further details regarding the Group’s exposure to credit, interest and foreign currency risks, and a sensitivity analysis, see Note 23.

NOTE 7 - TRADE RECEIVABLES

For more information about transactions and balances with related and interested parties with respect to customers see Note 24.For further details regarding the Group’s exposure to credit and foreign currency risks, and a sensitivity analysis, see Note 23.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 8 – RECEIVABLES AND DEBIT BALANCES

	As at December 31
	2023	2022
	NIS million	NIS million

Receivables in respect of sale of ITC grant (1)	270	-
Deposits to a third party for collaterals (2)	14	125
Prepaid expenses	45	33
Institutions	30	16
Receivables in respect of gas agreement (3)	18	-
Other	27	23

	404	197

(1)	For further details regarding an agreement for the sale of ITC grant as part of an arrangement with the Tax Equity Partner in the Maple Hill project, see Note 28D.

(2)
The balance as of December 31, 2022 mainly includes a collateral provided to secure electricity margin hedge transactions in Valley at the total amount of approx. NIS 70 million (USD 20 million), and collateral provided in connection with renewable energy projects under development in the USA, at a total amount of approx. NIS 52 million (approx. USD 15 million). It is noted that as of December 31, 2023, transactions for hedging the electricity margins in Valley are carried out in accordance with the exposure management policy of CPV Group (for further details see Note 23), while using dedicated credit facilities in the project (which were extended as part of the amendment and extension of the long-term financing agreement in June 2023; for further details see Note 26D). In addition, most of the collaterals that were provided in connection with renewable energy projects under development in the USA were released against the utilization of bank credit facilities, which are backed with the Company’s guarantee (for further details, see Note 16C).

(3)	For additional details – see Note 28C3.

For further details regarding the Group’s exposure to credit and foreign currency risks, and a sensitivity analysis, see Note 23.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 9 – LONG-TERM PREPAID EXPENSES AND OTHER RECEIVABLES

	As at December 31
	2023	2022
	NIS million	NIS million

Subordinate long-term loans to Valley (1)	109	18
Payments to customers (2)	23	25
Deferred finance expenses (3)	28	19
Deposits in respect of provision of collateral to a third party	17	8
Other	13	12

	190	82

(1)	For further details, see Note 26D3.

(2)	The balance represents compensation paid to customers in previous years due to a delay in the commercial operation date of the Hadera Power Plant, and participation in Infinya Ltd.’s costs.

(3)
The Group has financing agreements and credit facilities under financing agreements as stated in Note 16B, under which, various fees were paid such as financial closing fee and periodic fee in respect of an unutilized credit facilities (hereinafter - the “Fees”). The fees and commissions are carried to the balance of the loans from banks in accordance with the rate of withdrawal from the Financing Agreements, and are part of the effective interest rate.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 10 – PROPERTY, PLANT & EQUIPMENT

A.	Composition

	Active power plants and ancillary equipment	Power plants under construction and development	Land and other assets (1)	Advances on account of property, plant and equipment	Total
	NIS million	NIS million	NIS million	NIS million	NIS million

Cost
Balance as at January 1 2022	2,650	1,273	376	37	4,336
Additions	62	624	23	110	819
Derecognitions	(44)	(7)	(11)	-	(62)
Effect of changes in exchange rates	12	52	2	4	70

Balance as at December 31, 2022	2,680	1,942	390	151	5,163
Acquisitions as part of a business combination	1,035	-	88	23	1,146
Additions	15	994	92	(68)	1,033
Derecognitions	(16)	(41)	(33)	-	(90)
Classification from assets under construction due to commercial operation	1,826	(1,860)	34	-	-
Effect of changes in exchange rates	2	17	-	1	20

Balance as at December 31, 2023	5,542	1,052	571	107	7,272

Accumulated depreciation
Balance as at January 1 2022	689	-	53	-	742
Depreciation per year	128	-	13	-	141
Derecognitions	(44)	-	-	-	(44)

Balance as at December 31, 2022	773	-	66	-	839
Depreciation per year (2)	192	-	15	-	207
Derecognitions	(16)	-	(1)	-	(17)

Balance as at December 31, 2023	949	-	80	-	1,029

Amortized balance as at December 31, 2023	4,593	1,052	491	107	6,243

Amortized balance as at December 31, 2022	1,907	1,942	324	151	4,324

Amortized balance as at January 1, 2022	1,961	1,273	323	37	3,594

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 10 – PROPERTY, PLANT & EQUIPMENT (cont.)

A.	Composition (cont.)

(1)	Includes land owned by the Gat Power Plant totaling approx. NIS 84 million.

(2)
Includes a total of approx. NIS 23 million in respect of a decision of CPV Group in the third quarter of 2023, not to continue the development a natural gas project with a capacity of 650 MW, mainly due its wish to focus its attention and resources on projects with technological feasibility for low-carbon electricity generation, such as generation using renewable energy, or generation using carbon capture technology, and due to considerations pertaining to the project’s current economic feasibility.

B.	Non-cash purchase of property, plant and equipment

In the years ended December 31, 2023 and 2022, non-cash property, plant and equipment was purchased in the amount of approx. NIS 111 million and approx. NIS 166 million, respectively.

C.	Significant scheduled and other maintenance works

In 2022, scheduled and non-scheduled maintenance work was conducted in the Rotem Power Plant over 38 days. The cost of the said maintenance work amounted to approx. NIS 48 million.

For further details regarding maintenance and service agreements into which Group companies entered, see Note 28B.

D.	Material construction and equipment agreements in respect of projects under construction

1.         Israel

(a) The Zomet Power Plant

In September 2018, Zomet engaged in an engineering, procurement and construction (EPC) agreement with PW Power Systems LLC for the construction of the Zomet Power Plant. The Construction Agreement is a "Lump Sum Turn-key" agreement, under which the Construction Contractor undertook to construct the Zomet Power Plant in accordance with the technical and engineering specifications established and including the Construction Contractor's obligations. In addition, the Construction Contractor undertook to provide certain maintenance services in connection with the main equipment of the Zomet Power Plant, for a period of 20 years commencing on its commercial operation date.

The total consideration is estimated at approx. USD 300 million (as of the agreement signing date) to be paid in accordance with the dates and milestones set forth in the Construction Agreement (the said consideration includes the maintenance agreement detailed in Note 28B3). As part of its currency risk management policy, Zomet partially hedged its exposure to changes in the NIS/USD exchange rate under the construction agreement through forwards, and opted to implement cash flow hedge accounting.

Furthermore, the Construction Agreement includes customary provisions for agreements of this type, including obligations for agreed compensation that are limited in amount, in case of non-compliance with the terms and conditions set forth in the Construction Agreement, including non-compliance with certain guaranteed results and/or non-compliance with the schedule. The Construction Agreement also determines that the Construction Contractor is to provide Zomet guarantees, including by the parent company.

Under the Construction Agreement, the Construction Contractor undertook to complete the construction work on the Zomet Power Plant, including acceptance tests until late January 2023. The commercial operation period of the Zomet Power Plant commenced on June 22, 2023.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 10 – PROPERTY, PLANT & EQUIPMENT (cont.)

D.	Material construction and equipment agreements in respect of projects under construction (cont.)

1.
Israel (cont.)

(a) The Zomet Power Plant (cont.)

It is noted that, the Construction Contractor has notified Zomet, the continuity of construction work was affected, inter alia, by the Covid-19 Crisis, in light of the need for equipment and foreign work teams to arrive, and by delays in the global supply chain of components and equipment required for the project. As of the approval date of the Financial Statements, Zomet is in advanced negotiations with the Construction Contractor in connection with, among other things, in connection with compensation for failure to meet time tables, where a total of approx. NIS 48 million have not yet been paid, and the guarantees have not yet been released.

(b) Sorek 2

In May 2020, Sorek 2 (a special-purpose company wholly‑owned by OPC Power Plants) signed an agreement with SMS IDE Ltd. (hereinafter - “IDE”), that won a tender of the State of Israel for the construction, operation, maintenance and transfer of a seawater desalination facility on the Sorek 2 site, whereby Sorek is to supply equipment, construct, operate, and maintain a (natural gas-fired) energy generation facility on the site of the Desalination Facility, with a production capacity of approx. 87 MW (hereinafter – the “Generation Facility”). Sorek 2’s engagement with IDE includes, among other things, undertakings by Sorek 2 to construct the Generation Facility within the time frames set in the agreement (when, among other things, deviation from the time frames may require compensation subject to the provisions of the agreement), and an undertaking to supply energy at a certain capacity and scope to the desalination facility over a period that will end 25 years from the commercial operation date of the desalination facility. At the end of the aforesaid period, ownership of the Generation Facility will be transferred to the State. To secure Sorek 2’s commitments under the construction agreement of the generation facility, the Company provided IDE guarantees that will remain valid throughout the term of the construction agreement.

In June 2021, Sorek 2 contracted with BHI CO. Ltd. a South Korean-owned corporation that will serve as the project’s construction contractor entered into a “lump sum turn-key” EPC agreement, under which the Construction Contractor will build the said generation facility, all in accordance with the milestones, terms and dates set in relation to each of the agreement’s components. An IDE group corporation is also a party to the Construction Agreement (in its capacity as the commissioning party), under which systems are supplied to the desalination facility, for which the said corporation is required to pay.

Sorek 2’s share in the amount payable to the Construction Contractor is estimated at approx. USD 42 million (as of the signing date of the agreement); this amount also includes the amount payable for the purchase of the gas turbines.1 The consideration as per the agreement is paid in various foreign currencies, specifically the USD and the EUR. In addition, the construction agreement includes provisions that are generally accepted in agreements of this type, including with regard to capped agreed compensation in respect of delays, non-compliance with execution and availability requirements; the agreement also sets the scope of liability and requirements for provision of guarantees in the various stages of the project.

1 The gas turbine shall be supplied by companies of the General Electric (GE) group by virtue of an equipment supply agreement that was originally signed by Sorek 2 and assigned to the construction contractor under the same terms.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 10 – PROPERTY, PLANT & EQUIPMENT (cont.)

D.	Material construction and equipment agreements in respect of projects under construction (cont.)

1.
Israel (cont.)

(b) Sorek 2 (cont.)

It should be noted that the Construction Contractor served Sorek 2 with a force majeure notice following the outbreak of the War, and Sorek 2 served on its behalf a force majeure notice to IDE.

2.
Renewable energies in the USA

(a) The Maple Hill project

Maple Hill entered into a number of agreements with suppliers and international contractors in relation to the construction of the project: (1) Engineering, procurement and construction agreement (EPC). Pursuant to the agreement (as amended from time to time), the Construction Contractor is to plan and construct the required components for the power plant in order to integrate all the required equipment into the power plant. The total consideration to the contractor is a fixed amount of approx. NIS 330 million (approx. USD 91 million) (as of the agreement signing date), and it was paid in accordance with a milestone schedule, subject to changes in orders; (2) agreement to acquire, supply and install a transformer in consideration for an immaterial amount.

The commercial operation period of the project commenced in November 2023.

(b) The Stagecoach project

In May 2022., an engineering, procurement and construction EPC agreement was signed with the project's construction contractor. In accordance with the agreement (as amended from time to time), the contractor is required to plan, conduct engineering work, purchase, install, build, test, and operate the solar project in full based on a secured completion on the set date (Turnkey). The total consideration payable to the contractor as of the report date was set at a fixed amount of approx. NIS 181 million (approx. USD 50 million) that will be paid in accordance with milestones.

(c) The Backbone project

In June 2023, CPV Group entered into an EPC agreement with a construction contractor in respect of the construction of a solar-powered project with a capacity of 179 MWdc located in Maryland, United States. In accordance with the agreement, the contractor is required to plan, purchase, install, build, test, and operate the solar project in full, on a turnkey basis. As of the Report date, the total consideration in the construction agreement was set at a fixed amount of approx. NIS 640 million (approx. USD 175 million), which will be paid in accordance with the milestones set in the construction agreement.

(d) Other projects under development

In October 2021, the CPV Group entered into a transaction to acquire all rights in two solar projects under development, located in the PJM market. In consideration for the purchase of the rights in the two projects, as of the transaction completion date, the seller was paid a total of approx. NIS 33 million (approx. USD 9 million). In addition, the transaction includes a contingent consideration mechanism, such that the total consideration in respect of the transaction (plus the amount that was paid on completion date as stated above) may amount to approx. NIS 167 million (approx. USD 46 million). The contingent consideration will be paid in installments, subject to meeting the Projects’ development milestones, which - as of the Report date - have yet to be met.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 10 – PROPERTY, PLANT & EQUIPMENT (cont.)

D.	Material construction and equipment agreements in respect of projects under construction (cont.)

2.
Renewable energies in the USA (cont.)

(e) Agreements for the purchase of solar panels
In March 2022, CPV Group entered into a master agreement for the purchase of solar panels (as amended from time to time) with a total capacity of approx. 530 MW (hereinafter - the “Agreement”). Pursuant to the agreement (as amended from time to time), the solar panels will be supplied in accordance with orders to be placed with the supplier by the CPV Group in 2025-2023. The CPV Group has an early termination right in accordance with the dates set in the agreement, by paying a proportionate share of the consideration payable to the supplier, as derived from the early repayment date. Furthermore, the agreement sets, among other things, provisions regarding the panels’ quantities and model and the manner of their supply, as well as provisions regarding the termination of the agreement. The total consideration in respect of the (revised) agreement may amount to approx. NIS 672 million (approx. USD 185 million) (assuming that the maximum quantity specified in the agreement will be purchased).

NOTE 11 – RIGHT-OF-USE ASSETS, LONG-TERM DEFERRED EXPENSES

A.	Composition of right‑of‑use assets and long-term deferred expenses

	Land (b)	Other (1)	Long-term deferred expenses (2)	Total
	NIS million	NIS million	NIS million	NIS million

Balance as at January 1 2022	255	47	104	406
Additions	27	3	27	57
Depreciation	(12)	(9)	(3)	(24)
Classification in respect of operation of PRMS facility	-	31	(31)	-
Effect of changes in exchange rates	3	2	-	5

Balance as at December 31, 2022	273	74	97	444
Additions	122	19	117	258
Acquisitions as part of a business combination	-	9	-	9
Remeasurement (3)	(46)	-	-	(46)
Derecognitions	-	(1)	-	(1)
Depreciation	(14)	(13)	(5)	(32)
Effect of changes in exchange rates	(1)	-	-	(1)

Balance as at December 31, 2023	334	88	209	631

(1)	Mainly includes costs paid to Israel Natural Gas Lines Ltd. with respect to the construction of the PRMS Facilities for the Hadera and Zomet power plants and leases on offices in Israel and the USA.

(2)
Mainly in respect of payments to the Israel Electric Corporation in respect of infrastructure for electricity transmission lines, and payments in respect of the Ramat Beka project as described in Section B(1)f below.

(3)	For further details, see Note B1(e).

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 11 – RIGHT-OF-USE ASSETS, LONG-TERM DEFERRED EXPENSES (cont.)

B.	Agreements

1.
Israel
(a) The Rotem Power Plant

Rotem has a lease agreement for a 5.5 hectare plot of land in Mishor Rotem. Under the conditions set out in the agreement, the lease is for a term of 49 years as from November 4, 2010, with an option to extend the lease for one additional term of 49 years, subject to advance notice. In the event of rezoning of the plot during the Lease Term, the Lessor will not be required to extend the Lease Term. The lessor may cancel the lease agreement in events defined in the Agreement as a fundamental breach.
(b) Rotem 2

Rotem 2 has a lease agreement for plots with a total area of approx. 5.5 hectares. Land adjacent to the Rotem Power Plant. Under the conditions set out in the agreement, the lease is for a term of 49 years as from March 9, 2014, with an option to extend the lease for one additional term of 49 years, subject to the terms and conditions of the agreement. The lessor may cancel the lease agreement in events defined in the Agreement as a fundamental breach. In August 2022, an extension was received from the Israel Lands Administration (hereinafter - “ILA”) an extension for the period to complete the construction work on the land in accordance with the lease agreement (free of charge), up until March 9, 2025, in consideration for the payment of an amount, which is immaterial to the Company.

It should be noted that as part of a meeting of the plenum of the National Infrastructures Committee (hereinafter - “NIC”) of December 2021, the NIC plenum decided to reject the plan promoted by the Company/Rotem 2 for the construction of natural gas-fired power plant on the said land. As part of the resolution it was noted that the National Infrastructures Committee advises Rotem 2 to check whether the area may be used for a different technology, and if relevant contact the government in order to amend the authorization. As of the approval date of the financial statements, Rotem 2 assesses the options as to the potential ways of utilizing the area including the building of a power plant using alternative technologies.

(c) The Hadera Power Plant

Hadera leases land covering approx. 2.8 hectares (including an emergency road) from Infinya. The monthly rent amounts to approx. NIS 118 thousand (linked to the CPI), subject to adjustments in certain cases, and the lease term is 24 years and 11 months starting from December 2018. The agreement grants the parties a termination right, inter alia, in various default events, and grants Infinya a termination right in the event of a material breach by Hadera, including breach of the commitment to pay rent, subject to remediation periods and as determined in the agreement.
(d) Hadera 2

Hadera 2 has an agreement with Infinya to lease of a plot of approx. 6.8 hectares adjacent to the Hadera Power Plant, whereby an annual option was awarded to Hadera 2 to exercise a lease agreement regarding land designated for the construction of a power plant, for an average payment of approx. NIS 6 million per year (assuming that the option was renewed on each exercise of the entire option period as stated above). The option may be renewed every year for a period of up to 5 years (end of 2027), under the terms set in the agreement. In December 2023, Hadera 2 renewed the option in respect of 2024 and paid approx. NIS 8 million.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 11 – RIGHT-OF-USE ASSETS AND LEASES (cont.)

B.	Agreements (cont.)

1.
Israel (cont.)

(d) Hadera 2 (cont.)

If the option is exercised and a lease agreement will be signed, it will be for a period of 24 years and 11 months, commencing on exercise date. Furthermore, it provided that the Company will bear all the fees, taxes and payments that will be imposed with regard to the construction of a power plant on the leased property.

In May 2023, the Government decided not to approve NIP 20B - a plan for the construction of a power plant for the generation of electricity using natural gas on the said land, and return it to be discussed by the National Infrastructures Committee. Further to what is stated above, Hadera 2 submitted a petition for the issuance of an order nisi to provide reasons for the non-approval of NIP 20B, which was dismissed in limine on July 19, 2023. As of the Financial Statements approval date, the Company continues to promote NIP plan 20B, and awaits the discussion as stated above.
(e) Zomet Power Plant

In January 2020, ILA approved the allotment of an area of approx. 8.5 hectares for construction of a power plant for electricity generation by Zomet. In January 2020, the ILA and Kibbutz Netiv HLH (hereinafter - the “Kibbutz”) signed a development agreement for the Land, effective until November 5, 2024, and after fulfillment of its terms, a lease agreement will be signed for a term of 24 years and 11 months from approval of the transaction, namely until November 4, 2044. The lease contract allows the extension of the lease term subject to the extension of the electricity generation license, and accordingly subject to ILA’s procedures that will be in effect at that time.

In addition, in January 2020, Zomet and the Kibbutz signed an agreement of principles for the founding of a joint corporation, which was established by Zomet and the Kibbutz as a limited partnership,2 to which the rights to the Land were transferred upon approval of the transaction by ILA in May 2020. The consideration for the rights of the Kibbutz to the land under which a development agreement with the ILA can be signed amounted to NIS 30 million. In February 2020, an updated lease agreement was also signed according to which the Joint Corporation, as the owner of the Land, will lease the Land to Zomet in favor of the project.

In January 2020, the ILA issued a financial specification of the capitalization fees, according to which the value of the Land (excluding development expenses) was estimated at approx. NIS 207 million (hereinafter - the “Initial Assessment"). In order to complete the Land transaction, in January 2020 Zomet settled the payment of 75% of the Initial Assessment on behalf of the Joint Corporation and through the Kibbutz. The Agreement in Principle clarified that the Kibbutz acted as a trustee of the Joint Corporation when it signed the Development Agreement with the ILA, and acted as an agent of the Joint Company when it signed the financial specification. Furthermore, the Company provided the remaining balance (25%) of the Initial Assessment as a bank guarantee in favor of ILA (effective as of the report date); for further details regarding the guarantee, see Note 16C).

2 Composition of the Joint Corporation: (1) The general partner, Zomet HLH General Partner Ltd. (1%) held by Zomet (74%) and the Kibbutz (26%); (2) The limited partners are Zomet (73%) and the Kibbutz (26%).

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 11 – RIGHT-OF-USE ASSETS AND LEASES (cont.)

B.	Agreements (cont.)

1.	Israel (cont.)

(e) Zomet Power Plant (cont.)

In January 2021, a final assessment was issued by the ILA in respect of the land, whereby the value of the usage fees for the land amounts to approx. NIS 200 million (hereinafter – the “Final Assessment”). Accordingly, a refund was received in respect of the difference paid compared with the Initial Assessment.

In November 2021, the Joint Corporation filed an appraisal appeal on the final assessment and in January 2023, a decision was issued regarding the first legal objection, where under the final assessment sum was reduced to approx. NIS 154 million (excluding VAT). In May 2023, Zomet appealed against the decision regarding the appeal.

(f) The Ramat Beka renewable energy project

On May 10, 2023, it was announced that the Group through OPC Power Plants (hereinafter - the “Winner”) won the tender issued by ILA for planning and an option to purchase leasehold rights in land for the construction of renewable energy electricity generation facilities using photovoltaic technology in combination with storage in relation to three compounds in the Neot Hovav Industrial Local Council, with a total area of approx. 227 hectares. The Group’s bids in the Tender total approx. NIS 484 million, in the aggregate, for all three Tender Compounds.

Under the terms and conditions of the Tender, the bids’ amount shall be paid in the following manner for each of the compounds: (1) in connection with participating in the Tender, the Group has provided an approx. NIS 5 million guarantee for each of the compounds which are the subject matter of the Tender (a total of NIS 15 million), which, in accordance with the terms and conditions of the Tender, was realized upon winning and will be deducted from the first payment, as stated below; (2) in August 2023, a further amount was paid, which is comprised of amounts that constitute 20% of the bid amount for each compound in respect of a planning authorization agreement for the period prescribed in the tender documents; (3) Upon authorizing a new outline plan, under which the project may be constructed (to the extent that it is authorized), lease agreements will be signed for a period of 24 years and 11 months, to build and operate the project(s), against payment of the remaining 80% of the bid amount per compound. To clarify, approx. 20% of the said bid amount paid will not be refunded to the Winning Bidder even if the project(s)’ development and planning procedures never develop into an authorized plan and lease agreements are not signed.

In February 2024 the government resolved to authorize OPC Power Plants to prepare national infrastructure plans for a photovoltaic electricity generation project and to submit it to the National Committee for Planning and Building of National Infrastructures.

As of the approval date of the financial statements, it is uncertain that approvals, consents, or actions required for the completion of the project/s will be completed with respect to any of the compounds.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 11 – RIGHT-OF-USE ASSETS AND LEASES (cont.)

B.	Agreements (cont.)

2.	Renewable energies in the USA

(a) The Keenan project

Keenan has a lease agreement for land on which a wind farm has been constructed. The lease term is until December 2040.

(b) The Maple Hill project

Maple Hill has a lease agreement for part of an area on which the power plant was constructed. The lease term is until November 2058.

(c) The Stagecoach project

In May 2022, CPV Group entered into a land lease agreement for the Stagecoach project. The term of the agreement is 20 years, with an option to extend by four additional periods of five years each.

(d) The Backbone project

In the reporting period, a lease agreement for land for the Backbone project entered into force in CPV Group. The total lease term is approx. 37 years (including an extension option).

C.	Lease liability

For further details regarding the maturity analysis of the Group’s lease liabilities and finance expenses in respect of lease, see Notes 23B2 and 21E, respectively.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 12 – INTANGIBLE ASSETS

A.	Composition

	Goodwill (1)	PPA (2)	Other	Total
	NIS million	NIS million	NIS million	NIS million

Cost
Balance as at January 1 2022	370	344	22	736
Additions	-	-	36	36
Effect of changes in exchange rates	42	44	1	87

Balance as at December 31, 2022	412	388	59	859
Additions	-	-	51	51
Acquisitions as part of a business combination	295	93	-	388
Impairment loss in respect of Gnrgy	(23)	-	-	(23)
Effect of changes in exchange rates	13	14	-	27
`
Balance as at December 31, 2023	697	495	110	1,302

Amortization
Balance as at January 1 2022	-	34	4	38
Depreciation per year	-	35	3	38
Effect of changes in exchange rates	-	6	-	6

Balance as at December 31, 2022	-	75	7	82
Depreciation per year	-	41	12	53
Effect of changes in exchange rates	-	2	-	2

Balance as at December 31, 2023	-	118	19	137

Amortized balance as at December 31, 2023	697	377	91	1,165

Amortized balance as at December 31, 2022	412	313	52	777

Amortized balance as at January 1, 2022	370	310	18	698

(1)
As of December 31, 2023 mainly includes balances in respect of: (a) The renewable energy segment of CPV Group at the total amount of approx. NIS 457 million (approx. USD 126 million). For further details regarding the acquisition of the Mountain Wind project in the reporting period see Note 25E2; (b) the activity of the power plants in Israel (Rotem, Hadera and Gat) as part of the acquisition of the Gat Power Plant during the reporting period at the total amount of approx. NIS 220 million; for further details, see Note 25E1; (c) Gnrgy at the total amount of approx. NIS 20 million; for further details regarding impairment loss recorded in respect of goodwill that was recognized in the reporting period, see Section D below.

(2)	In respect of excess cost in respect of PPAs in the wind farms Keenan and Mountain Wind.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 12 – INTANGIBLE ASSETS (cont.)

B.	Annual impairment testing of goodwill of the Renewable Energy segment in the USA

As of the report date, goodwill of approx. NIS 457 million (approx. USD 126 million) is attributed to the renewable energy segment in the USA, which reflects the future growth potential of the CPV Group’s operations in this area of activity.

The annual impairment testing of goodwill as of December 31, 2023, was carried out at the level of the renewable energies segment in the USA, since this is the lowest level at which goodwill is subject to monitoring for internal reporting purposes.

The recoverable amount of the segment was set using the fair value method, net of costs to sell, and was estimated by an independent external appraiser, based on the following methodology:

A.
With regard to projects under commercial operation, construction or development, whose construction is expected to start in the forthcoming year - using the discounted cash flow method (DCF) by discounting the expected future cash flows of each project, by the weighted average cost of capital (WACC) after tax.

B.
In relation to the backlog of projects under development, whose construction is expected to start at a later date (including projects under early development stages) - at estimated fair value per KW, and the likelihood of materialization as a function of the development stages (early/advanced). The fair value per KW was estimated for a typical project by discounting expected future cash flows at the weighted average cost of capital (WACC) after tax.

Set forth below are the key assumptions used in determining the fair value:

A.	Forecast years - represent the period spanning from 2024 to 2054 and are based on the estimate of the economic life of the power plants and their value as at the end of the forecast period.

B.
Market prices and capacity - market prices (electricity, capacity, RECs, etc.) are based on PPAs and market forecasts received from external and independent information sources, taking into account the relevant area and market for each project and the relevant regulation.

C.	Estimated construction costs of the projects, and entitlement to tax benefits in respect of projects under construction (ITC or PTC, as applicable).

D.	The annual long-term inflation rate of 2.2% equals the derived 10-year inflation rate as of the estimate date.

E.	The WACC - calculated for each material project separately, and ranges between 6% (project with PPAs for sale of the entire capacity) and 7.25%.

An amount equal to 2% was deducted from the fair value in respect of the estimated costs to sell, which are expected to apply upon disposal of the activity.

The fair value measurement was classified at Level 3 due to the use of significant input that is not based on observable market inputs in the valuation model.

As of December 31, 2023, the recoverable amount of the segment, which is estimated at approx. NIS 2,840 million (approx. USD 783 million) exceeds its carrying amount by approx. NIS 2,496 million (approx. USD 688 million), and therefore, no impairment loss was recognized. In the Company’s opinion, a potential reasonable change in the key assumptions used in determining the recoverable amount of the segment as of the reporting date, would not have caused a material impairment loss.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 12 – INTANGIBLE ASSETS (cont.)

C.	Annual impairment testing of goodwill arising as part of the acquisition of the Gat Power Plant

As of the report date, goodwill amounting to approx. NIS 220 million, which arose as part of the acquisition of the Gat Power Plant in the Reporting Period, and reflects the synergy between the activities of the power plants in Israel, whose business model is based on sale to private customers (Rotem, Hadera and Gat).

The annual impairment testing of goodwill as of December 31, 2023, was carried out at the level of the cash-generating unit comprising the three power plants (Rotem, Hadera and Gat) (hereinafter - the “Cash‑Generating Units”), since this is the lowest level at which goodwill is subject to monitoring for internal reporting purposes.

The recoverable amount of the Cash‑Generating Units is determined as follows: For the Rotem Power Plant using the fair value method net of costs to sell based on the EV/EBITDA multiple. For the Hadera and Gat power plants - according to their carrying amounts, due to the significant difference between the recoverable amount of the Unit and its carrying amount.

Set forth below are the key assumptions used in determining Rotem’s fair value:

A.	EBITDA for 2023 at the total amount of NIS 391 million (which is representative in the Company’s opinion)

B.
An EV/EBITDA multiple of 11.4, which in the Company’s opinion is representative of power plants such as Rotem, based on the Company’s experience in transactions carried out in the Israeli market in the field of power plants.

An amount equal to 2% was deducted from the fair value in respect of the estimated costs to sell, which are expected to apply upon disposal of the power plant.

The fair value measurement was classified at Level 3 due to the use of significant input that is not based on observable market inputs in the valuation model.

As of December 31, 2023, the recoverable amount of the Unit is estimated at approx. NIS 5,861 million exceeds its carrying amount by approx. NIS 2,781 million, and therefore, no impairment loss was recognized. In the Company’s opinion, a potential reasonable change in the key assumptions, and specifically in the EV/EBITDA multiple, used in determining the recoverable amount of the Unit as of the reporting date, would not have caused an impairment loss.

D.	Annual impairment testing of goodwill arising as part of the acquisition of Gnrgy

As part of the acquisition of Gnrgy in December 2021, the Company recognized goodwill totaling approx. NIS 42 million, which reflects the potential of future activities of Gnrgy in the market in which it operates.

Subsequent to the reporting date, a separation agreement was signed between the Company and the other shareholder in Gnrgy (49%); for further details, see Note 25A4. In the opinion of the Company’s management, based on the price that was set for the acquisition of the remaining Gnrgy shares (49%) by the Company and other provisions set in the agreement, Gnrgy’s recoverable amount is lower than its carrying amount, and therefore, an approx. NIS 23 million impairment loss was recognized in respect of goodwill, which was included in the net other expenses line item. Furthermore, further to what is stated in Note 25A4 regarding the option to purchase the remaining shares in Gnrgy, in view of the signing of the separation agreement as stated above, a further impairment loss of approx. NIS 5 million was recognized in respect of a decrease in the value of the option, which was included in the finance expenses line item.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 13 – TRADE PAYABLES

For further details regarding the Group’s exposure to liquidity and currency risks, and a sensitivity analysis in respect of trade payable, see Note 23.

For more information about transactions and balances with related and interested parties, see Note 24.

NOTE 14 - PAYABLES AND CREDIT BALANCES

	As at December 31
	2023	2022
	NIS million	NIS million

Liability to tax equity partner (1)	270	-
Employees and institutions for salaries	53	51
Interest payable	18	15
Profit-sharing plan for CPV Group employees (2)	21	-
Liability for a project under construction	-	10
Other	23	36

	385	112

(1)	Undertaking to transfer the proceeds from the sale of ITC grant to the Tax Equity Partner in the Maple Hill project; for further details see Note 28D.

(2)	For further details, see Note 18C.

For further details regarding the Group’s exposure to liquidity and currency risks, and a sensitivity analysis in respect of payables and credit balances, see Note 23.

NOTE 15 - OTHER LONG‑TERM LIABILITIES

	As at December 31
	2023	2022
	NIS million	NIS million

Deferred income in respect of ITC grant (1)	287	-
Profit-sharing plan for CPV Group employees (2)	68	102
Liabilities for evacuation, decommissioning, and removal	26	24
Other liabilities	18	20

	399	146

(1)	For further details regarding an engagement with the Tax Equity Partner in the Maple Hill project, see Note 28D.

(2)	For further details, see Note 18C.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 16 – LOANS FROM BANKING CORPORATIONS AND FINANCIAL INSTITUTIONS

A.	Composition

(1) Current maturities and short-term credit:

	As at December 31
	2023	2022
	NIS million	NIS million

Current maturities of long-term loans	187	92
Short-term credit	204	-

	391	92

(2) Long-term loans from banks and financial institutions:

	As at December 31
	2023	2022
	NIS million	NIS million

Loans to Hadera	652	682
Loans to Zomet	1,142	865
Loans to Gat	438	-
Loans to Keenan	286	313
Loans to Mountain Wind	265	-
Loans to finance projects in the US Renewable Energies segment	344	-
Loans in Gnrgy	3	4

Total from banking corporations and financial institutions	3,130	1,864

Net of deferred finance costs	(78)	(48)
Less current maturities	(187)	(92)

	2,865	1,724

For further details about loan agreements and interest rates, see Section B below.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 16 – LOANS FROM BANKING CORPORATIONS AND FINANCIAL INSTITUTIONS (cont.)

B.	Additional details

1.	Project financing agreements in Israel

Senior debt financing agreement	Hadera	Zomet	Gat
Loan provision date	July 2016	December 2019	March 2023
The financing entities	A consortium of lenders headed by Israel Discount Bank Ltd. and Harel Insurance Company Ltd.	A syndication of financing entities headed by Bank Hapoalim Ltd.	Bank Leumi le-Israel B.M.
The outstanding principal balance as at December 31, 2023	Approx. NIS 652 million.	Approx. NIS 1,142 million.	Approx. NIS 438 million.
Principal terms
Repayable in quarterly installments, starting from March 25, 2020, with the final repayment date being in 2037 (subject to the stipulated early repayment provisions in the agreement).

Linkage mechanism: Approx. 67% of the principal is CPI-linked, and approx. 33% of the principal is not CPI-linked. The Group entered into a swap to hedge up to approx. 70% of the exposure to the CPI.

Repayable in quarterly installments, starting from December 25, 2023, with the final repayment date being in 2042.

Zomet has the right to make early repayment of the loans within 6 years after signing the Zomet Financing Agreement, subject to a reduced one-off payment (without an early repayment fees), provided that up to the early repayment date, the loans were not converted into loans bearing fixed interest or CPI-linked fixed interest, as described below.

Linkage mechanism: The loan principal is not CPI-linked.

Repayable in quarterly installments, starting from September 25, 2023, with the final repayment date being May 10, 2039 (subject to the stipulated early repayment provisions in the agreement).

Linkage mechanism: The loan principal is not CPI-linked.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 16 – LOANS FROM BANKING CORPORATIONS AND FINANCIAL INSTITUTIONS (cont.)

B.	Additional details (cont.)

1.	Project financing agreements in Israel (cont.)

Senior debt financing agreement	Hadera	Zomet	Gat
Interest terms
•   Annual interest at rates between 2.4% and approx. 3.9% (for the linked loans) and between 3.6% and approx. 5.4% (for the unlinked loans).

•    Repayment in quarterly installments, starting on March 25, 2020.

•    Annual interest of prime + 0.55%.

•    Repayment in quarterly installments, starting on December 25, 2023.

•    A mechanism is in place to convert the loans’ interest from variable interest to fixed NIS interest or CPI-linked interest, provided that the total amount in loans that will be provided at NIS interest will not exceed NIS 750 million. This is carried out automatically, within 6 years from the agreement’s signing date, or prior to that date at the request of Zomet, or, in certain cases set out in the agreement, at the request of the bank. Such loans that will be converted shall bear NIS government bond interest, or CPI-linked government bond interest (as defined in the agreement) plus a 2%-3% spread.

•    Prime interest + a spread of 0.65%.

•    Repayment in quarterly installments, starting on June 25, 2023.

•  Conversion from a variable interest to unlinked fixed interest, in accordance with the conversion mechanism (unlinked interest of government bonds as defined in the agreement + a spread ranging from 2.05% to 2.55%), according to the earliest of: four years from the date of the first withdrawal or at the Gat Partnership’s discretion, or at the Bank’s discretion, in accordance with the forced conversion mechanism, as stipulated in the agreement.

Additional credit facilities as of the report date (*)	• Working capital facility of NIS 30 million; • Guarantees facility of NIS 60 million; • A hedge facility of NIS 68 million.
•    Working capital facility and VAT of NIS 25 million;

•    A debt service reserve facility at the total amount of NIS 20 million;

•    Guarantees facility of NIS 15 million;

•    A hedge facility in the amount of USD 5 million;

(*)	The withdrawals from the various facilities are subject to the absence of default events and to compliance with various conditions as is standard in agreements of this type.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 16 – LOANS FROM BANKING CORPORATIONS AND FINANCIAL INSTITUTIONS (cont.)

B.	Additional details (cont.)

1.	Project financing agreements in Israel (cont.)

Senior debt financing agreement	Hadera	Zomet	Gat
Collateral and pledges
•    Liens were placed in favor of Discount Bank, as a trustee for the collateral on behalf of the Hadera Lenders, on all of Hadera’s existing and future assets, on Hadera’s rights, and on the holdings and rights in Hadera.

Liens were provided in favor of Resnick Paz Nevo Trustee Company (PSN) 1950 Ltd. (formerly - Poalim Trust services Ltd.) as a trustee for the collaterals on behalf of the Lenders, on all of Zomet's existing and future assets, on Zomet’s rights, and on the Company’s holdings and rights in Zomet.

•   Collateral were provided on all of the Gat Partnership’s assets and rights in it, including the real estate, bank accounts, insurances, the Gat Partnership’s assets and rights in connection with the Project Agreements (as defined in the agreement). In addition, a lien was placed on the rights of the entities holding the Gat Partnership.

Restrictions and undertakings
The agreements prescribe certain restrictions and liabilities as is generally accepted in agreements of this type, including:

•     Restrictions on assuming financial debts and providing guarantees;

•     Requirement to obtain the Lender’s approval for engagement in material agreements and other material actions;

•     Undertaking in connection with holding certain reserve funds for maintenance (scheduled and unscheduled) and debt service;[3]

•     The lender was granted veto rights and other rights in connection with certain decisions as is generally accepted in agreements of this type;

•     Certain changes in ownership;

•     As is generally accepted in project financing, there are certain rights that are exercisable only after obtaining the financing entities’ consent, and certain rights, that the financing entities may oblige the lenders to exercise (reserved discretion);

•     Various restrictions on deviation from the project budgets;

•     Restrictions on distribution and interested party transactions;

•     Undertakings to provide confirmations of compliance with the terms of the agreement, including financial covenants;

•     Prohibition on making material changes such as a merger;

•     Undertaking to obtain rating for the project under circumstances set forth;

•     Liabilities in connection with the operation and maintenance of the project in Zomet in view of the fact that it serves as the project’s operating contractor;

•     Cross-default clauses are in place under certain conditions and circumstances that were set;

3 As of the report date, in Hadera, a debt service reserve in an amount equal to the amounts of two consecutive quarterly debt payments was provided (as at the Report date - approx. NIS 34 million) and an owners’ guarantee reserve in the amount of NIS 15 million.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 16 – LOANS FROM BANKING CORPORATIONS AND FINANCIAL INSTITUTIONS (cont.)

B.	Additional details (cont.)

1.	Project financing agreements in Israel (cont.)

Senior debt financing agreement	Hadera	Zomet	Gat
Conditions for distribution
A distribution by Hadera, as defined in the financing agreement, is subject to a number of conditions that were set in the agreement, including, among other things:

•   Compliance with the following financial covenants: Historic DSCR, Projected DSCR and LLCR at a minimum rate of 1.25;

•      Non-occurrence of a breach or potential breach;

•     Maintaining a minimum pre-defined cash amount, which is required as part of the amendment to the Hadera Equity Subscription Agreement, which is described below;

•     Proven ability to comply with the take or pay undertakings as per the natural gas supply agreement until the next planned calculation date (as defined in the agreement);

•    If the Hadera Power Plant fails to meet the conditions for generation facilities using cogeneration technology as described in the Cogeneration Regulations, it will be required to provide proof of its ability to meet payments to the Israel Electric Corporation and the Israeli Electricity Authority as a result of non-compliance with the said conditions;

•     No more than two distributions will be carried out in a 12-month period.

Distribution by Zomet (including repayment of shareholder loans), which is defined in the Zomet Financing Agreement, is subject to terms and conditions outlined in the agreement, including, among other things:

•     Compliance with the following financial covenants: Historic ADSCR, projected ADSCR and LLCR at a minimal rate of 1.2;

•    The approved end-of-construction date (as defined in the agreement) has elapsed, and one quarterly payment was made of the principal and interest payments in respect of the loans comprising the long-term credit facility and the standby credit facility;

•    At least 12 months have elapsed since the commercial operation date (as defined in the agreement);

•      Non-occurrence of a breach or potential breach;

•    Provision of reserve accounts and third-party guarantee funds at the level set as per the agreement;

•    Under certain circumstances, maintaining minimum cash levels at the amounts set in the financing agreement;

•     All the loans provided from the debt service credit facility, the third-party guarantee facility, and the hedge facility, were repaid in full;

•     No more than four distributions will be carried out per year (and if the emissions permit that applies to the project will include limitations, which - in the opinion of the bank - may reasonably limit the capacity payments to which the project is eligible according to the tariff approval - no more than one distribution per year).

Distributions by the Gat Partnership (as defined in the Gat Financing Agreement, including a repayment of shareholder loans) is subject to a number of terms and conditions outlined in the agreement, including, among other things:

•  Compliance with the following financial covenants: Historic DSCR, Average Projected DSCR and LLCR at a minimal rate of 1.15;

•     A first quarterly principal and interest payment was made;

•     The provisions of the agreement were complied with;

•    No more than four distributions will be carried out in a one-year period.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 16 – LOANS FROM BANKING CORPORATIONS AND FINANCIAL INSTITUTIONS (cont.)

B.	Additional details (cont.)

1.	Project financing agreements in Israel (cont.)

Senior debt financing agreement	Hadera	Zomet	Gat
Equity Subscription Agreements
The Hadera Equity Subscription Agreement (as amended from time to time) includes various undertakings by the Company to provide equity to Hadera, including in accordance with the rules of the regulation of the Israeli Electricity Authority (provided that it will not exceed 40% of the project’s normative cost) to pay fees and commissions, hedging agreements, and commitments to provide a number of guarantees, including guarantees for insolvency scenarios in the event of failure to collect up to NIS 8 million from customers, and additional bank guarantees in certain cases. Furthermore, the Company is required to comply with certain covenants, as described in Section B6 below. It should be noted that as of the Financial Statements approval date, the Company operates with the financing entities to adjust the financing arrangements to the holdings structure after the completion of the Veridis transaction.

The Zomet Equity Subscription Agreement includes various other undertakings of the Company in connection with the provision of approx. NIS 293 million in equity to Zomet (which was provided in full) as defined in the Zomet Financing Agreement, and additional equity under certain circumstances, including, among other things, where the capital requirements stipulated by law are revised and up to approx. NIS 50 million in certain scenarios that have an adverse effect on the project (such as failure to obtain certain permits or the placement of certain restrictions on the power plant’s activity), resulting in the Company’s being required to provide further equity that may also include the entire amounts required to service the debt and fund the remaining project construction and operation expenses, as the case may be. In addition, the Company undertook to provide, in certain cases, certain additional bank guarantees required for the project, to the extent they are not issued out of the guarantee facility provided under the Zomet Financing Agreement.

In March 2023, the Gat Partnership, the Entities Holding the Gat Partnership, including OPC Power Plants and Bank Leumi signed an equity subscription agreement, under which the said entities made certain undertakings, among other things, in connection with the Gat Partnership's activity, including undertakings to bear 6 months of debt service at the terms set forth in the said agreement; to provide equity capital; an undertaking to make certain guarantees in favor of third parties in connection with the Gat Power Plant’s activity, to the extent required; certain financial covenants of OPC Power Plants and other Group companies; payment of certain amounts in connection with the arbitration proceeding between the Gat Partnership and the Operator (as defined in the agreement); bearing capacity payments under certain circumstances prescribed in the said agreement.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 16 – LOANS FROM BANKING CORPORATIONS AND FINANCIAL INSTITUTIONS (cont.)

B.	Additional details (cont.)

2.	The Group’s credit facilities:

Credit facility agreement with Harel Insurance Company Ltd. (hereinafter - “Harel”):

In October 2020, the Company signed an agreement with entities from the Harel Group, according to which Harel undertook to provide the Company an NIS loan facility in the total amount of NIS 400 million. In 2022, an extension was signed for the said loan facility through October 2023, with an option to renew the loan facility by one further year.

In September 2023 the Company informed Harel, that it will not renew the credit facility by a further year, and accordingly the credit facility expired at the end of October 2023.

Binding short-term credit facilities from Israeli banks:

As of the report date, the Company and OPC Israel have binding short-term credit facilities from Israeli banks in effect through the second half of 2024. Generally, the interest rate payable on the said facilities is Prime plus a credit margin as is generally accepted in the market for similar credit facilities. The credit facilities are subject to compliance with financial covenants as set out in Section 6 below, and generally accepted provisions and undertakings, including an undertaking and conditions in connection with non-creation of pledges, changes in control (including in relation to some of the subsidiaries), non-change in the nature of the businesses, cross-default clauses in amounts that vary between the various facilities, and restrictions on distribution and/or repayment of shareholder loans under certain conditions that were set (in relation to the Company, among other things, a restriction that it will not execute a distribution and/or repayment of shareholder loans if the source for the distribution and/or the repayment is the disposal of a holding (or any part thereof) of OPC Israel in Rotem).

Set forth below is information regarding short-term credit facilities of the Group companies from banking corporations as of the report date and immediately prior to the report approval date (in NIS million):

	Facility amount	Utilization as of the report date	Utilization immediately prior to the report approval date (March 7, 2024)

The Company	300	-	-
OPC Israel	250	200 (1)	-
The Company for CPV Group (2)	73 (approx. USD 20 million)	Approx. 57 (approx. USD 16 million)	Approx. 57 (approx. USD 16 million)
CPV Group(2)	272 (approx. USD 75 million)	Approx. 128 (approx. USD 35 million)	Approx. 135 (approx. USD 37 million)
Total	895	385	192

(1)	Utilization in cash (short-term credit).
(2)	For the purpose of letters of credit and bank guarantees. The facilities provided for CPV Group are backed with a Company guarantee.
(3)
Furthermore, as at the report date and shortly before the approval date of the report, unsecured credit facilities from banking corporations and financial institutions were utilized in Israel for the purpose of letters of credit and bank guarantees at a total amount of approx. NIS 320 million and approx. NIS 301 million, respectively. The utilization of unsecured facilities is subject to the discretion of any financing entity on a case by case basis on every utilization request date, and therefore there is no certainty as to the ability to utilize them at any given time.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 16 – LOANS FROM BANKING CORPORATIONS AND FINANCIAL INSTITUTIONS (cont.)

B.	Additional details (cont.)

3.	Keenan Financing Agreement:

In August 2021, Keenan and a number of financial entities entered into a financing agreement of approx. NIS 387 million (approx. USD 120 million), comprising a loan of approx. NIS 335 million (total of approx. USD 104 million) and ancillary credit facilities (working capital and letters of credit) totaling approx. NIS 52 million (approx. USD 16 million).4 The loan and the ancillary credit facilities in the Financing Agreement shall be repaid in installments over the term of the agreement; the final repayment date is December 31, 2030.

The loan bears annual interest of SOFR + a margin of approx. 1.28% (LIBOR + a 1% to 1.375% margin through July 2023). CPV Group hedged approx. 70% of its exposure to changes in the SOFR interest through an interest swap, that was designated to hedge an accounting cash flow; the interest was hedged at an average SOFR rate of approx. 0.83% (average LIBOR of approx. 0.93% through July 2023), such that as of the Report date, the weighted interest is approx. 3.37%.

It should be noted that the Keenan Financing Agreement includes, among other things, and as customary in agreements of this type, provisions regarding mandatory prepayments, fees and commissions in respect of credit facilities, annual fees relating to the issuance of LC and additional customary terms and conditions, including hedging of the base interest rate in respect of 70% of the loan.

As part of the Financing Agreement, collateral and pledges on the project's assets held by Keenan were provided in favor of the lenders. In addition, the financing agreement includes a number of restrictions in respect of distribution, such as compliance with a minimum debt service coverage ratio of 1.15 during the 4 quarters that preceded the distribution, and a condition whereby no grounds for repayment or default event exists (as defined in the financing agreement).

In addition, the Keenan Financing Agreement includes grounds for calling for immediate repayment as customary in agreements of this type, among others – breach of representations and covenants that have a material adverse effect, default events, non‑compliance with certain obligations, various insolvency events, termination of the activities of the project or termination of significant parties in the project (as defined in the agreement), occurrence of certain events relating to the regulatory status of the project and maintaining of government approvals, certain changes in the project’s ownership, certain events in connection with the project, existence of legal proceedings relating to the project, and a situation wherein the project is not entitled to receive payments for electricity – all in accordance with and subject to the terms and conditions, definitions and remediation periods detailed in the financing agreement.

As of the report date, Keenan utilized an insignificant amount of the working capital facilities, as stated above.

4 it is noted that, concurrently with the closing of the Keenan Financing Agreement, Keenan repaid its former financing agreement. For further details, see Note 21E.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 16 – LOANS FROM BANKING CORPORATIONS AND FINANCIAL INSTITUTIONS (cont.)

B.	Additional details (cont.)

4.	Mountain Wind Financing Agreement:

On April 6, 2023, a CPV Group and a banking corporation entered into a financing agreement that includes: (1) a term loan of approx. NIS 270 million (approx. USD 75 million) that was used to fund part of the purchase consideration of the Mountain Wind Project (as described in Note 6B) (hereinafter – the “Loan”); and (2) ancillary credit facilities for working capital and LC at a total amount of approx. NIS 60 million (approx. USD 17 million) for the current credit needs of the Mountain Wind Project.

The term of the Loan and Credit Facilities is for a period of 5 years. The Loan bears annual interest of SOFR plus a fixed margin and a variable margin of between 1.625% and 1.75% over the loan term; the interest will be paid at least every quarter. It should be noted that the CPV Group hedged the exposure to changes in variable SOFR interest by entering into an interest rate swap in respect of 75% of the balance of the Loan and opted to apply cash flow hedge accounting rules. The weighted interest as of the report date is approx. 5.4%.

The agreement and credit facilities include generally accepted grounds for immediate repayment of the outstanding debt balance, and generally accepted financial covenants in connection with distributions. Furthermore, in order to secure the credit facilities, the banking corporation was provided with pledges on the assets of the Mountain Wind Project and the rights therein.

5.	Financing agreement for construction in the US Renewable Energies segment:

On August 24, 2023, the CPV Group - through wholly owned subsidiaries holding advanced-stage projects - entered into a financing agreement with several international financing corporations for a total amount of approx. NIS 1.4 billion (approx. USD 370 million; hereinafter - the “Total Financing Commitment”) for the purpose of financing and providing collaterals required for the construction and initial operating period of qualifying5 projects in the Renewable Energies in the USA (hereinafter - the “Financing Agreement”). As of the report date, the Backbone, Maple Hill and Stagecoach projects are qualifying projects (hereinafter, jointly - the “Qualifying Projects”).

Out of the Total Financing Commitment, a total of approx. NIS 690 million (approx. USD 181 million) was earmarked for the financing of the projects’ construction and initial commercial operation period subject to the terms and conditions detailed below (hereinafter - ”Financing of Construction”); a total of approx. NIS 150 million (approx. USD 39 million) will be earmarked for the provision of letters of credit (LCs) for the projects (hereinafter - “Letters of Credit”) and a total of approx. NIS 570 million (approx. USD 150 million) will be advanced as a bridge loan for the project following its engagement with a “tax equity partner” (hereinafter - the “Bridge Loan”).

As of the report date, a total of approx. NIS 342 million (approx. USD 95 million) were withdrawn by CPV Group from the Financing Commitment as part of Financing of Construction and financing of initial activation. It should be noted that the CPV Group hedged the exposure to changes in variable SOFR interest by entering into an interest rate swap in respect of approx. 81% of the balance of the Loans and opted to apply cash flow hedge accounting rules.

[5]	The classification as a “qualifying project” is conditional upon the project’s meeting generally accepted conditions for senior debt financing as part of a non-recourse project financing.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 16 – LOANS FROM BANKING CORPORATIONS AND FINANCIAL INSTITUTIONS (cont.)

B.	Additional details (cont.)

5.	Financing agreement for construction in the US Renewable Energies segment: (cont.)

Lenders	International and Israeli banking corporations (with an option to expand the group of lenders by way of syndication) (hereinafter in this section - the “Financing Entities”).
Financing of construction
On the signing date of the financing agreement (hereinafter - the “Financial Closing Date), the above maximum Financing of Construction amount was set in accordance with the projects’ compliance with the scope of leveraging principles, such that each project is required to meet a projected minimum DSCR ratio of 1.3,[6] based on the stream of income from PPAs and green certificates, and 1.8 based on the stream of income from market sales (hereinafter - the “Leveraging Ratios”).[7] It should be noted that for each project, the compliance with the Leveraging Ratios will be assessed on the date of the first withdrawal (and as a condition thereof), and at the end of the completion of construction work (hereinafter - the “Conversion Date”). The Financing of Construction amount that may be converted on the Conversion Date (if any) into financing for the initial commercial operation period shall be determined in accordance with the assessment of the compliance with the Leveraging Ratios as of that date.

Conditions for first withdrawal or conversion
The conditions for first withdrawal for each qualifying project include, among other things, compliance of the Financing of Construction amount with the Leveraging Ratios, and the provision of a set minimum equity amount (under certain conditions, surplus amounts may be diverted from a qualifying project in favor of another qualifying project, as described below).

Furthermore, the withdrawal of financing by each project is subject to the relevant project’s compliance with financial covenants that are generally accepted in project financing, to the submission of withdrawal requests, and to the following:

Financing of Construction: As of the report date, the Maple Hill and Stagecoach projects meet the said conditions (including the above Leveraging Ratios).

As stated above, on each project’s Conversion Date, the project’s compliance with the Leveraging Ratios will be assessed as a condition for the conversion of the Financing of Construction into a loan for the initial commercial operation period instead of full repayment of the Financing of Construction amount on that date if it has not been converted.

Letters of credit: - The total amount of letters of credit is based on the project’s needs in accordance with the commercial arrangement, and on the conversion date - subject to an undertaking to provide a collateral at the amount of the projected debt service in a 6-month period, for each project and in accordance with the provisions of the Financing Agreement.

Bridge Loan is subject to the provision of the tax equity partner’s undertaking as defined in the Financing Agreement. The amount of the Bridge Loan that may be withdrawn for a qualifying project is limited to up to 98% of the liabilities of the project’s tax equity partner.

6 The ratio between the free cash flow for debt service and the principal and interest payments for the relevant period.
7 The Financing of Construction amount, as of the financial closing date, will meet the leverage ratios as of that date. If a project shall not comply with the leverage ratios at the first withdrawal date of the Financing of Construction or at the abovementioned Conversion Date, as the case may be, the total Financing Commitment allocated thereto will be reduced to the level at which it will comply with the Leveraging Ratios described above.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 16 – LOANS FROM BANKING CORPORATIONS AND FINANCIAL INSTITUTIONS (cont.)

B.	Additional details (cont.)

5.	Financing agreement for construction in the US Renewable Energies segment: (cont.)

Final repayment date	The earlier of 4 years after the Financial Closing Date or a year after the Conversion Date of the third qualifying project.
Interest and linkage, other costs
The loans for each project bear annual interest based on SOFR plus a margin as follows:

Financing of construction:[8] approx. 2%.

Bridge loan: approx. 1.25%.

Letters of credit: Issued for an annual issuance fee as is generally accepted in facilities of this type.

In addition, a facility fee will apply to unutilized amounts as is generally accepted in financing arrangements of this type, and the projects will bear transaction costs and other fees and commissions, including in connection with the organization of the financing and the syndication.

Early repayment dates of Financing of Construction (principal and interest)
Repayment of principal:

•    For each project, starting on the conversion date of each project (if it is converted), in quarterly installments in accordance with the amortization schedule set in the Financing Agreement, and on the loan repayment date - a single installment of the outstanding principal balance. If no conversion will be carried out, the repayment date will take place at the end of the construction period.

•    For each project, a cash-sweep mechanism will apply to 50% of the quarterly free cash flow after debt service (the remaining 50% shall be retained as a reserve and may be utilized for another qualifying project subject to compliance with certain conditions).

The interest will be repaid in monthly or quarterly installments, subject to the Borrower’s discretion.

Additional material terms and conditions
•   The financing agreement includes grounds for immediate repayment that are standard in project financing agreements of this type, including, inter alia – breach of representations and commitments that have a material adverse effect, default events, non‑compliance with certain obligations, various insolvency events, winding down of the project or termination of significant parties in the project (as defined in the agreement), occurrence of certain events relating to the regulatory status of the project and holding regulatory approvals, certain changes in ownership of the project, certain events in connection with the project, existence of legal proceedings relating to the project, and a situation wherein the project is not entitled to receive payments for capacity and electricity – all in accordance with and subject to the terms and conditions, definitions and remediation periods detailed in the financing agreement.

•    The three projects are pledged in favor of the lenders in order to secure the undertakings under the Financing Agreement, and a cross default provision is in place between the projects.

•    The Borrower may use the surplus equity and/or surplus cash flows of a qualifying project in order to support another qualifying project’s needs and requirements, subject to the conditions that were set.

8 It should be noted that if CPV Group will convert the Financing of Construction to finance the initial commercial operation period, a spread of approx. 2.75% will apply.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 16 – LOANS FROM BANKING CORPORATIONS AND FINANCIAL INSTITUTIONS (cont.)

B.	Additional details (cont.)

5.	Financing agreement for construction in the US Renewable Energies segment: (cont.)

Collateral, pledges, guarantees
Collaterals and liens are provided in favor of the Financing Entities on all of the projects’ assets and the rights arising therefrom, and in respect of which a withdrawal was made or credit letters were provided (and in respect of each qualifying asset that will be added).

CPV Group provided a guarantee to secure certain undertakings in connection with the Financing Agreement, including an undertaking to bear the expenses that will apply to the project as a result of changes to the law in connection with the tax benefits that will arise from the projects, in respect of costs pertaining to breach of a warranty claim by the solar panels supplier, in respect of costs incurred by the projects (if any) in connection with customs payable with respect to the solar panels, and the Maple Hill project’s failure to meet the dates-related undertakings to the tax equity partner, all in accordance with and subject to the conditions set in the Financing Agreement.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 16 – LOANS FROM BANKING CORPORATIONS AND FINANCIAL INSTITUTIONS (cont.)

B.	Additional details (cont.)

6.	Financial covenants:

Financial covenants	Breach ratio	Actual value
Covenants applicable to Hadera in connection with the Hadera Financing Agreement
Minimum projected DSCR	1.10	1.14
Average projected DSCR	1.10	1.19
LLCR	1.10	1.79
Covenants applicable to the Company in connection with the Hadera Equity Subscription Agreement
The Company shareholders’ equity (separate)	No less than NIS 200 million	Approx. NIS 3,848 million
The Company’s equity to asset ratio (separate)	No less than 20%	67%
Covenants applicable to Zomet in connection with the Zomet Financing Agreement (1)
Expected ADSCR	1.05	1.39
LLCR	1.05	1.45
Covenants applicable to the Gat Partnership in connection with the Gat Financing Agreement
Minimum projected DSCR	1.05	1.29
Average projected DSCR	1.05	1.30
LLCR	1.05	1.28
Covenants applicable to OPC Power Plants on a consolidated basis in connection with the Gat Equity Subscription Agreement
OPC Power Plants’ total assets balance	No less than NIS 2,500 million	Approx. NIS 5,414 million
OPC Power Plant’s equity to asset ratio	No less than 15%	35%
Ratio of net debt to adjusted EBITDA of OPC Power Plants	Will not exceed 12	2.8
OPC Power Plants’ minimum cash balance	No less than NIS 30 million	Approx. NIS 242 million
OPC Power Plants’ minimum cash balance (hereinafter - ”separate”)	No less than NIS 20 million	Approx. NIS 27 million
Covenants applicable to Rotem in connection with the Gat Equity Subscription Agreement
Rotem’s net debt to adjusted EBITDA ratio	Will not exceed 10	0.7
Covenants applicable to the Company in connection with the Discount credit facility
The Company shareholders’ equity (separate)	No less than NIS 1,000 million	Approx. NIS 3,848 million
The Company’s equity to asset ratio (separate)	No less than 20%	67%
Covenants applicable to the Company in connection with the Mizrahi and Hapoalim credit facilities
The Company shareholders’ equity (separate)	No less than NIS 1,200 million	Approx. NIS 3,848 million
The Company’s equity to asset ratio (separate)	No less than 30%	67%
The Company’s net debt to adjusted EBITDA ratio	Will not exceed 12	5.5
Covenants applicable to OPC Israel in connection with the Mizrahi and Hapoalim credit facilities
OPC Israel’s standalone shareholders’ equity, including non-controlling interests	No less than NIS 500 million	Approx. NIS 2,130 million
OPC Israel’s equity to asset ratio (hereinafter - “consolidated”)	No less than 20%	37%
Ratio of net debt to adjusted EBITDA of OPC Israel	Will not exceed 10	3.4

(1) It should be noted that according to the Zomet Financing Agreement, except for the financial covenants referred to above, compliance with a historical ADSCR financial covenant shall be required, which will be assessed for the first time in the operation period, as from the first calculation date that will fall after the first repayment date of the loan principal of the long-term facility.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 16 – LOANS FROM BANKING CORPORATIONS AND FINANCIAL INSTITUTIONS (cont.)

B.	Additional details (cont.)

6.	Financial covenants: (cont.)

(*) DSCR - The ratio between the free cash flows for debt service and the principal and interest payments for the relevant period – all subject to the definitions and terms and conditions of the relevant financing agreement.

(**) ADSCR - The ratio between the free cash flows for servicing the debt and principal and interest payments in a relevant period of one year (subject to the definitions and terms and conditions of the financing agreement).

(***) LLCR - The ratio between the present value of the future free cash flows for debt service from projects and the balance of the loan as at the calculation date – all subject to the definitions and terms and conditions of the relevant financing agreement.

As at the reporting date, the Group companies comply with all of the financial covenants.

C.	Guarantees

Set forth below is a breakdown of the bank guarantees provided by the Company and Group companies to third parties:

	As at December 31
	2023	2022
	NIS million	NIS million
For operating projects in Israel (Rotem, Hadera and the Gat Power Plant) (1)	149	111
For Zomet (2)	95	74
For projects under construction and development in Israel (Sorek and consumers’ premises) (3)	47	54
In respect of virtual supply activity in Israel (4)	29	62
For operating projects in the US Renewable Energies Segment (5)	189	50
In respect of projects under construction and development in the USA (Group 6) (CPV)	148	90
	657	441

(1)
Mainly in respect of: (a) bank guarantees of approx. NIS 91 million (CPI-linked) provided by Rotem in favor of the Noga - Independent System Operator Ltd. (hereinafter - the “System Operator”) as required under the PPA. (b) A bank guarantee of approx. NIS 20 million (CPI-linked) provided by the Company on behalf of Hadera, as required in accordance with the financial covenants of the Israeli Electricity Authority.

(2)	Mainly in respect of a bank guarantee of approx. NIS 65 million (CPI-linked) provided by the Company for Zomet in favor of ILA (for further details, see Note 11B(1)E).

(3)
Mainly due to (a) Bank guarantees in the total amount of approx. NIS 21 million (most of which are CPI-linked) provided by the Company and OPC Israel for the construction of energy generation facilities on the consumers’ premises, and are connected to the distribution grid. (b) Bank guarantees totaling approx. NIS 25 million provided by the parent company and OPC Israel on behalf of Sorek 2, which were designed to secure Sorek 2’s undertakings by virtue of the agreement for the construction of the Sorek generation facility (for further details, see Note 10E(1)B).

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 16 – LOANS FROM BANKING CORPORATIONS AND FINANCIAL INSTITUTIONS (cont.)

C.	Guarantees (cont.)

(4)	In respect of a bank guarantee of approx. NIS 27 million (CPI-linked) provided in favor of the System Operator for the purpose of allocating certain customers to the virtual supply activity.

(5)
In respect of bank guarantees provided by CPV Group to secure its undertakings in connection with operating projects in the renewable energy segment. In the reporting period, the increase stems mainly from the Maple Hill project, that started commercial operation in the reporting period, and from the Mountain Wind project, that was acquired in the reporting period.

(6)
In respect of bank guarantees provided by CPV Group to secure its undertakings in connection with projects under construction in the USA. In the reporting period, the increase stems mainly from the Backbone project.

   Furthermore, the Company and the Group companies provide, from time to time, corporate guarantees to secure Group companies’ undertakings in connection with their activity.

NOTE 17 – DEBENTURES

A.	Composition

	As at December 31
	2023	2022
	NIS million	NIS million

Marketable debentures	1,839	1,840
Less current maturities	(192)	(33)

	1,647	1,807

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 17 – DEBENTURES (cont.)

B.	Additional details regarding the Company’s public debentures as of the report date

Series	Original issuance date	p.v. at the original issuance date (2)	Nominal value as of the report date	Nominal value after revaluation based on the linkage terms	Fair value as of December 31, 2023 (3)	Interest rate	Principal payment dates	Interest payment dates	Linkage basis and terms (principal and interest)
Series B	April 26, 2020 (1)	Approx. NIS 956 million	Approx. NIS 889 million	Approx. NIS 985 million	Approx. NIS 983 million	2.75%	16 unequal semi-annual payments, to be paid on March 31 and September 30 of each of the years 2021 to 2028 (inclusive).
The interest on the outstanding balance of the principal of Debentures is paid - as from September 2020 - twice a year (except for 2020), on September 30, 2020, and on March 31 and September 30 of each of the years 2021 to 2028 (inclusive).

									Linked to the Consumer Price Index in respect of March 2020.
Series C	September 9, 2021	Approx. NIS 851 million	Approx. NIS 851 million	The debentures are unlinked	Approx. NIS 776 million	2.5%	12 unequal semi-annual payments, to be paid on February 28 and August 31 of each of the years 2024 to 2030 (inclusive), except for 2028.
The interest is paid on the outstanding balance of the principal of the Debentures (Series C), as it will be from time to time, as from February 2022, twice a year, on February 28 and on August 31 of each of the years 2022 to 2030 (inclusive).
									Unlinked

(1)	Furthermore, as of its original issuance date, Series B was expanded in October 2020.

(2)	On the issuance date of the debentures Series B and Series C, the issuance costs amounted to approx. NIS 7 million and approx. NIS 9 million, respectively.

(3)	The fair value is based on the closing price quoted on the stock exchange.

(4)	As of December 31, 2023, the balance of interest payable in respect of the Debentures (Series B and C) amounts to approx. NIS 14 million.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 17 – DEBENTURES (cont.)

C.	Additional details

Subsequent to the report date, in January 2024, the Company issued Series D debentures at a par value of approx. NIS 200 million (hereinafter - “Debentures D”), with the proceeds of the issuance designated for the Company’s needs, including for recycling of an existing financial debt. The debentures are listed on the TASE, are not CPI-linked and bear annual interest of 6.2%. The principal and interest for Debentures D will be repaid in unequal semi-annual payments (on March 25, and September 25 of each of the years), starting from March 25, 2026 in relation to the principal and September 25, 2024 in relation to interest. The issuance expenses amounted to approx. NIS 2 million.

On August 1, 2023, Maalot (S&P) reiterated the rating of the Company and its debentures at ‘ilA-’, and updated the outlook to negative.

The deeds of trust of Debentures B, C and D (hereinafter in this section - the “Deeds of Trust”) include generally acceptable causes to call for immediate repayment (subject to stipulated remediation periods), including default events, liquidation proceedings, receivership, suspension of proceedings and debt arrangements, merger under certain conditions without obtaining debenture holders’ approval, material deterioration in the condition of the Company, failure to publish financial report in a timely manner, etc. Furthermore, a right to call for immediate repayment was established under the following circumstances: (1) In case of a call for immediate repayment of another series of debentures (marketable on the TASE or on the TACT Institutional system) that the Company has issued; or of another financial debt (or a number of cumulative debts) of the Company and of consolidated companies (except for the case of having to make immediate repayment of a non-recourse debt), including forfeiture of a guarantee (that secure payment of a debt to financial creditor) that the Company or consolidated companies made available to a creditor, in an amount not less than USD 75 million (and for Series B - shall not be lower than USD 40 million); (2) Upon breach of financial covenants on two consecutive review dates; (3) In the case described in Subsection 2 (and even without waiting for the second review date) if the Company has carried out an extraordinary transaction with a controlling shareholder, excluding transactions to which the Companies Regulations (Expedients in Transactions with an Interested Party), 2000 does not apply, without obtaining prior approval of the debenture holders by special resolution; (4) If an asset or a number of assets of the Company are sold in an amount representing over 50% of the value of the Company’s assets according to the Company’s consolidated financial statements during a period of 12 consecutive months, or if a change is made to the main operations of the Company, except where the consideration of the sale is intended for the purchase of an asset or assets within the Company’s main area of operations (the “main operations of the Company” - the field of energy, including electricity generation in power plants and from renewable energies); (5) Upon the concurrence of certain events leading to loss of control; (6) In the event that a “going concern” emphasis-of-matter paragraph is included in the Company’s financial statements solely in respect of the Company, for a period of two consecutive quarters; (7) If the Company breaches its undertaking not to place a general floating charge on its current and future assets and rights, in favor of any third party, without the criteria set in the Deed of Trust being met; (8) Distribution in breach of the provisions of the Deed of Trust. All in accordance with the terms set out in the Deeds of Trust signed between the Company and the trustee, Reznick Paz Nevo Trust Company Ltd.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 17 – DEBENTURES (cont.)

C.	Additional details (cont.)

Furthermore, the Deeds of Trust include an undertaking on behalf of the Company to comply with financial covenants and restrictions (including restrictions as to distribution, expansion of series, provisions as to interest adjustment in the event of change in rating or non-compliance with financial covenants). Following are the financial covenants:

Ratio	Required value Series B	Required value Series C and D	Actual value
Net financial debt (1) to adjusted EBITDA (2)	will not exceed 13 (for distribution purposes - 11)	will not exceed 13 (for distribution purposes - 11)	5.5
The Company shareholders’ equity (separate)	Will not fall below NIS 250 million (for distribution purposes - NIS 350 million)
In relation to debentures Series C: Will not fall below NIS 1 billion (for distribution purposes: NIS 1.4 billion)

In relation to debentures Series D: Will not fall below NIS 2 billion (for distribution purposes: NIS 2.4 billion)

			Approx. NIS 3,848 million
The Company’s equity to asset ratio (separate)	No less than 17% (for distribution purposes: 27%)	No less than 20% (for distribution purposes: 30%)	67%
The Company’s equity to asset ratio (consolidated)	--	No less than 17%	42%

(1) The consolidated net financial debt less the financial debt designated for construction of the projects that have not yet started to generate EBITDA.

(2) Adjusted EBITDA as defined in the deed of trust.

As of December 31, 2023, the Company complies with the said financial covenants.

In addition, the Deed of Trust includes an undertaking not to create a floating charge on the Company’s assets and rights, both current and future, in favor of any third party without fulfillment of one of the terms and conditions stipulated in the Deed of Trust; everything shall be according to the terms stipulated in the Deed of Trust (it is clarified that the Company and/or its investees will be entitled to create a fixed and/or floating lien on any of their assets, without fulfillment of any of the said terms and conditions).

The terms of the debentures also include an option to increase the interest rate under certain instances of changes in rating and in certain cases of failure to comply with financial covenants (in accordance with thresholds set in the Deeds of Trust). The Company’s ability to expand the series of debentures is subject to certain restrictions, including maintaining the rating of the debentures as it stood prior to the expansion of the series and non-breach.

Furthermore, the Company may initiate the execution of early redemption of the debentures, in accordance with dates and generally accepted provisions that were set for that purpose, including in an amount that will not fall below the highest of the market value of the outstanding debentures (based on the average in the 30 trading days that preceded the Board of Directors’ resolution), the liability value of the debentures (principal plus interest until the early redemption date), and the balance of the cash flow of the debentures in respect of which early redemption is to be executed, discounted according to the rates set in each of the deeds of trust.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 18 – EMPLOYEE BENEFITS

A.	Post-employment benefit plans – defined contribution plan The Group has a defined contribution plan in respect of its liabilities to employees in Israel and the USA.

	For the year ended December 31
	2023	2022	2021
	NIS million	NIS million	NIS million

Amount recognized as an expense for a defined contribution plan	13	10	8

It should be noted that the Group has defined benefit plans in non-material amounts.

B.	Equity compensation plan in Israel

In July 2017, the Company's board of directors (after the approval of the Company's Compensation Committee) approved an options plan (hereinafter – the “Options Plan”) for offerees. Under the plan, the Company will allot the offerees, whose identity will be determined by the board of directors (and the general meeting of the shareholders, as the case may be) at its sole discretion, non-marketable and non-transferable options (other than transfer to successors in the event of death, as set out in the Options Plan) that are exercisable for the Company’s shares, in an amount to be instructed by the board of directors, as the case may be. The options are non-marketable and non-transferable. Each option will confer on the offeree the right to receive from the Company, by way of an allotment, one ordinary share of NIS 0.01 par value, at the exercise price to be determined for each offeree, and which will be at least the average share price in the 30 trading days prior to the board decision on the allotment and subject to certain adjustments set out in the Options Plan. The ordinary shares to be allotted following exercise of the options will have the same rights as the Company’s ordinary shares, immediately upon their allotment. The exercise price is subject to certain adjustments (including in respect of dividend distribution, issuance of rights, etc.).

In May 2018, the employee Options Plan was revised to an alternative for allotting restricted stock units (hereinafter – the “RSUs”) and an amendment to the adjustment mechanism in the event of change of control. Each RSU will confer the right to receive from the Company, by way of an allotment and for no consideration, one ordinary share of the Company of NIS 0.01 par value of the Company. The RSUs will not confer on the holder any right conferred on a shareholder, prior to their exercise for shares of the Company, including a voting right, with the exception of the right to receive an amount equivalent to a dividend, should the Company decide to distribute a dividend.

The provisions of Section 102 to the Income Tax Ordinance apply to the allotted options. The allotment was made through a trustee in the capital gains track. In accordance with this track, the Company is not entitled to claim a tax deduction for amounts credited to an employee as a benefit, including amounts recorded as a salary benefit in the Company’s financial statements, for the options received by the offeree under the plan, other than a yield benefit component, if any, determined on the allotment/grant date.

Between 2017 and 2022, the Company allotted options and RSUs to offerees in several allotments in a capital gains track (with a trustee) in accordance with Section 102 of the Income Tax Ordinance, in four equal tranches, which are exercisable net (hereinafter – the “Offered Securities”). The vesting terms and expiration dates of the offered securities are as follows:

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 18 – EMPLOYEE BENEFITS (cont.)

B.	Equity compensation plan in Israel (cont.)

Tranche No.	Vesting terms and conditions	Expiration date
Tranche One	At the end of 12 months from the grant date	At the end of 36 months from the vesting date
Tranche Two	At the end of 24 months from the grant date	At the end of 24 months from the vesting date
Tranche Three	At the end of 36 months from the grant date	At the end of 24 months from the vesting date
Tranche Four	At the end of 48 months from the grant date	At the end of 24 months from the vesting date

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 18 – EMPLOYEE BENEFITS (cont.)

B.        Equity compensation plan in Israel (cont.)

Following is information regarding allocation of offered securities in accordance with the option plan:

Offerees and allotment dates	Number of RSUs at grant date (In thousands)	No. of unvested RSUs as at December 31, 2023 (in thousands)	Fair value of each RSUs at award date (In NIS)*	No. of options at the grant date (in thousands)	No. of unvested options as at December 31, 2022 (in thousands)	No. of unvested options as at December 31, 2023 (in thousands)	Average fair value of each option at the grant date (in NIS)**	Weighted average of the share price on options’ exercise dates in 2023	Exercise price per option (In NIS, non-linked)	Standard deviation***	Risk-free interest rate ****
Officers, June 2018	242	-	18.52	1,166	46	23	3.80	24.42	18.41	21.41% - 20.93%	0.88% - 1.43%
Officer, May 2020	29	7	26.8	99	99	99	7.76	N/A	25.81	31.48%	0.36% - 0.58%
Officer, October 2020	11	-	35.24	29	14	-	12.98	N/A	30.28	36.65%	0.25% - 0.43%
Chairman of the Board, January 2021	-	N/A	N/A	367	367	367	13.07	N/A	32.78	38.80%	0.20% - 0.40%
CEO, April 2021	-	N/A	N/A	1,253	1,253	1,253	9.54	N/A	34.46	34.97%	0.35% - 0.59%
Officers, August 2021	-	N/A	N/A	663	663	331	8.23	N/A	30.24	34.59%	0.24% - 0.55%
Officers, January 2022	27	20	33.4	272	272	272	9.91	N/A	33.21	33.55% - 33.67%	0.47% - 0.75%
Employees, May 2022	-	N/A	N/A	1,649	1,649	1,453	10.42	N/A	36.60	33.11% - 33.53%	1.84% - 2.05%
Officer, September 2022	-	N/A	N/A	254	254	254	15.70	N/A	39.86	33.24% - 34.24%	2.93% - 2.94%

(*) The fair value of the RSU was estimated on the basis of the price of the Company’s shares as at the allotment date.

(**) The average fair value of each allotted option is estimated at the grant date using the Black-Scholes model.

(***) The standard deviation is calculated based on historical volatility of the Company’s share over the expected life of the option until exercise date.

(****) The rate of the risk-free interest is based on the Fair Spread database and an expected life of 4 to 6 years.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 18 – EMPLOYEE BENEFITS (cont.)

B.          Equity compensation plan in Israel (cont.)

(1)
In the years ended December 31, 2023, 2022, and 2021, following the vesting of the RSUs, the Company issued approx. 14 thousand, approx. 55 thousand, and approx. 55 thousand ordinary shares of the Company of NIS 0.01 par value, respectively. In addition, in the years ended December 31, 2023, 2022 and 2021, the Company issued approx. 8 thousand, approx. 161 thousand, and approx. 161 thousand ordinary shares of the Company of NIS 0.01 par value, respectively, following notices regarding the exercise of approx. 23 thousand, approx. 272 thousand and approx. 303 thousand options, respectively. The weighted average price per share on the exercise dates of the options was NIS 24.42, NIS 39.67, and NIS 35.26, respectively. Subsequent to the reporting date, in January 2024, following the vesting of the RSUs, the Company issued approx. 7 thousand ordinary shares of NIS 0.01 par value each of the Company.

In the year ended December 31, 2023, approx. 542 thousand options expired following the termination of a Company employee before the end of the vesting period.

(2)
The value of the benefit implicit in the allotment of securities in the years ended December 31, 2022 and 2021 is approx. NIS 25 million and approx. NIS 22 million, respectively. This amount will be recorded in profit and loss over the vesting period.

In the years ended December 31, 2023, 2022, and 2021, the Company recognized an expense in the amount of approx. NIS 10 million, approx. NIS 16 million, and approx. NIS 9 million, respectively, in respect of the offered options and securities.

C.	Profit-sharing plan for CPV Group employees

In April 2021, the CPV Group LP (hereinafter in this Note - the “Partnership”) approved an allocation of 6.5% of the profit participation rights in the Partnership for allocations to certain CPV Group employees and managers (hereinafter in this note - the “Offerees”) as part of long-term compensation (hereinafter - the “CPV Group’s Profit-Sharing Plan”). The Offerees’ participation rights relate to earnings and appreciation net of repayment of investment amounts to investors and subject to vesting periods that may be accelerated in certain cases, such as merger, sale of activities, and termination of employment under certain circumstances, etc. The deeds of allotment granted to the Offerees stipulate, among other things, events upon the occurrence of which the Partnership will buy the Offerees’ rights. Included in that stated above, subject to the vesting as, as stated, the Offerees are entitled to require the Partnership to acquire their rights on exercise dates that fall after three and five years from the grant date at the rates and under the conditions defined, and in certain cases of sale of rights in the Partnership by the Company (including a change in control). In addition, the Partnership is entitled to acquire rights of the Offerees under certain circumstances, such as conclusion of the transaction and passage of five years.

The fair value as at the Report date is estimated using an options pricing model (OPM) and is based on a standard deviation of 31%, a risk-free interest rate of 4.17% and an expected life of 2.1 years. As at the report date, the fair value of the participation rights that were awarded amounts to approx. NIS 105 million (approx. USD 29 million).

As of the report date, the Group recognized - in accordance with the vesting period - approx. a NIS 89 million liability out of the fair value of the plan; a total of approx. NIS 68 million was included in the other long-term liabilities line item, and the remaining amount - approx. NIS 21 million - was included in the payables and credit balances line item.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 19 – TAXES ON INCOME

A.	Information about the tax environment in which the Group operates

1.	Corporate tax rate

Israel - The rate of corporate tax in Israel between 2021 and 2023 is 23%.

USA

The corporate tax rate applicable to the Group’s US operations is composed of two main tax systems: (1) Federal corporate tax at a rate of 21% and (2) state tax, depending of the state where the operations are carried out, mostly between 2.5% and 11.5%, while the state tax rate constitutes an expense for calculation of the federal tax.

The profits (losses) of investees in the US which are not assessees are indirectly attributed to the partnership OPC Power (indirectly held by the ICG Energy) based on their share in equity. Profits (losses) of the OPC Power are attributed directly to the partners in accordance with their share in the equity, since according to US tax laws, a partnership and LLC through which the Group operates in the USA are not taxable. Therefore, ICG Energy will be attributed the profits (losses) of OPC Power, in which it serves as a limited partner. ICG Energy will be liable to tax in the USA in respect of such profits attributed to it; the tax will be determined in accordance with the federal corporate tax rate and the state tax rate, that constitutes, as aforesaid, an expense for the purpose of calculating the federal tax.

The US tax laws include a limit on finance expenses that may be deducted. The expense limit was 30% of the adjusted taxable income (hereinafter - “ATI”), while in 2018 to 2021, the ATI calculation was based on the Company’s EBITDA, whereas from the 2022 tax year onwards, it is based on EBIT (excluding depreciation and amortization). Furthermore, offsetting of net operating losses (NOL) is limited: in general, losses accrued up to 2018, it may be carried forward for up to 20 years, without any limit to the offset amount in a specific year. Losses accrued thereafter are subject to a time limit, but may be generally used to offset up to 80% of the taxable income only.

In addition, the tax system in the US grants various tax benefits to investors in renewable energy projects, including under the Inflation Reduction Act of 2022 (hereinafter - ”IRA”):

•
Bonus depreciation - accelerated depreciation at a rate of up to 100%. As from 2023, the accelerated depreciation rate is up to 80%; this rate will decline by 20% every year, unless the tax benefit will be extended. It should be noted that also in the project acquisition procedure, this depreciation may be recognized on the acquisition date.

•
Investment Tax Credit (hereinafter - ”ITC”) - A tax credit of up to 30% of the amount invested in solar assets, and another credit equal to up to 10% of the construction costs of projects that integrate equipment manufactured in the USA or constructed at certain sites (”Brownfield Sites”).

•	Production tax credit (hereinafter - ”PTC”) - A tax credit in respect of income from the sale of electricity generated by renewable energy facilities.

According to the provisions of the IRA, these ITC and PTC benefits can be traded or offset in future against future taxes.

According to the provisions of the tax treaty between Israel and the US, interest payments are subject to withholding tax of 17.5%, and dividend payments are subject to withholding tax of 12.5%. It should be noted that in Israel, credit is awarded according to Israeli tax laws.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 19 – TAXES ON INCOME (cont.)

A.	Information about the tax environment in which the Group operates (cont.)

2.	Benefits under the Law for Encouragement of Industry (Taxes), 1969 (hereinafter – the “Encouragement of Industry Law”)

The industrial plants owned by some of the Company’s consolidated companies in Israel have a single production line, and as such, these companies, together with the consolidated company that holds these companies (the parent company), are entitled to file a consolidated tax report under Section 23 of the Encouragement of Industry Law. Pursuant to Section 24 of said Law, the taxable income or loss of each of the said companies which own the industrial plants shall be regarded as taxable income or as a loss of the parent company holding these companies.

“Industrial Companies” as defined in the Encouragement of Industry Law are entitled to tax benefits, mainly: Increased depreciation rates for tax purpose, and filing of consolidated tax returns of companies with a common production line.

B.	Tax assessments

The Company and the other Group companies in Israel have tax assessments that are considered final up to and including the 2018 tax year (subject to reservations stipulated in the law).

ICG Energy is subject to taxation in several US jurisdictions. Tax year 2019 and all periods thereafter are open for audits by US federal and state tax authorities.

C.	Components of expenses (income) for income tax

	For the year ended December 31
	2023	2022	2021
	NIS million	NIS million	NIS million

Current tax expenses (income)	11	4	(1)
Deferred taxes expenses (income)	57	61	(76)
Expenses for taxes on income (tax benefit)	68	65	(77)

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 19 – TAXES ON INCOME (cont.)

D.	Adjustments between theoretical tax on income (loss) before tax and tax expenses (tax benefit):

	For the year ended December 31
	2023	2022	2021
	NIS million	NIS million	NIS million

Income (loss) before taxes on income	237	282	(380)

Statutory tax rate of the Company	23%	23%	23%

Tax (tax saving) calculated at the statutory tax rate of the Company	55	65	(87)

Additional tax (savings) for:
Non‑controlling interests’ share in losses of tax transparent entities	-	(4)	18
Losses for tax purposes and other tax benefits for which deferred taxes were not recorded	2	1	1
Effect of the creation of deferred taxes at a tax rate that is different from the main tax rate	2	5	(7)
Other	9	(2)	(2)
Expenses for taxes on income (tax benefit)	68	65	(77)

E.	Deferred tax assets and liabilities

(1)	Deferred tax assets and liabilities recognized in the books of accounts

Deferred taxes are calculated at the tax rate that is expected to apply on the reverse date.

Movement in deferred tax assets and liabilities attributable to the following items:

Balance of deferred tax asset (liability)	As at December 31, 2022	Commencement of consolidation	Carried to income and loss	Carried to other comprehensive income	Effect of changes in exchange rates	As at December 31, 2023
	NIS million
Property, plant, and equipment and intangible assets	(490)	(69)	(31)	-	-	(590)
Carryforward losses and deductions for tax purposes	408	-	22	-	7	437
Investments in tax transparent investees	(280)	-	(53)	21	(8)	(320)
Other	37	-	5	(9)	(1)	32
	(325)	(69)	(57)	12	(2)	(441)

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 19 – TAXES ON INCOME (cont.)

E.	Deferred tax assets and liabilities (cont.)

(1)	Deferred tax assets and liabilities recognized in the books of accounts (cont.)

Balance of deferred tax asset (liability)	As at December 31, 2021	Carried to income and loss	Carried to other comprehensive income	Effect of changes in exchange rates	As at December 31, 2022
	NIS million
Property, plant, and equipment and intangible assets	(417)	(67)	-	(6)	(490)
Carryforward losses and deductions for tax purposes	349	27	-	32	408
Investments in tax transparent investees	(207)	(28)	(15)	(30)	(280)
Other	35	7	(9)	4	37
	(240)	(61)	(24)	-	(325)

(2)	Deferred taxes are recognized in the statement of financial position as follows:

	As at December 31
	2023	2022
	NIS million	NIS million

Under non‑current assets	57	22
Under non-current liabilities	(498)	(347)
Deferred tax assets, net	(441)	(325)

(3)
Loss carryforwards for tax purposes:

In Israel, as of December 31, 2023, the Group has loss carryforwards of approx. NIS 650 million - a total of approx. NIS 150 million in the Company and the remaining amount of approx. NIS 500 million in all other Group companies in Israel. The Company did not recognize a deferred tax asset in respect of approx. NIS 150 million in losses for tax purposes, since it does not expect that there will be a taxable income against which the tax benefits can be utilized.

In the USA, as of December 31, 2023 ICG Energy has loss carryforwards at the total amount of approx. NIS 1,716 million (approx. USD 470 million) on the federal level. In respect of losses for tax purposes at a total amount of approx. NIS 322 million (approx. USD 89 million) deferred tax assets were not recognized, since these losses are subject to compliance with the terms of the law, some of which are outside the control of ICG Energy; these losses will expire in 2027 - 2037. Furthermore, ICG Energy has losses at state-level amounting to approx. NIS 517 million, in respect of which deferred tax assets were recognized.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 20 – EQUITY

A.	Composition

	As at December 31, 2023		As at December 31, 2022
No. of shares	Authorized	Issued and paid up	Authorized	Issued and paid up

Ordinary shares of NIS 0.01 par value	500,000,000	224,437,761	500,000,000	224,415,769

B.	Share issuances

Transaction date	Transaction type	Scope of the transaction	Transaction consideration (in NIS million)	Issuance costs (in NIS million)

July 2022 (1)	Shares issuance	9,443,800 shares	330.5	9

September 2022 (2)	Shares issuance	12,500,000 shares	500	6

(1)	It should be noted that the Parent Company submitted subscriptions as part of the tender, and was issued with 3,898,000 ordinary shares of the Company as part of the issuance.

(2)
An issuance for qualified investors, including Migdal Insurance and Financial Holdings Ltd., The Phoenix Insurance Company Ltd. (including entities under their management), and entities managed by Altshuler Shaham Ltd. (each of which were interested parties in the Company on the share issuance date).

For further details about the changes in the Company's equity arising from an equity compensation plan in Israel, see Note 18B.

C.	Dividend

In 2021 to 2023, the Company did not declare a dividend distribution.

In July 2017, the Company’s Board of Directors decided to adopt a dividend distribution policy, whereby in every calendar year, a dividend will be distributed to the shareholders; the dividend will be equal to at least 50% of the Company’s after‑tax net income in the calendar year preceding the dividend distribution date. Implementation of the dividend distribution policy and approval of the distribution from time to time by the Company’s board of directors is subject to the provisions of any law, including the distribution tests set out in Section 302 of the Companies Law, 1999 (the profit test and the solvency test), restrictions imposed by agreements to which the Company is a party, present or future covenants or financial covenants undertaken by the Company, tax considerations, investments required in the Company’s projects (present or future), and additional restrictions that may apply to the Company, if any, and decisions that the Company is permitted to make, including a different designation of its profits and an amendment to this policy.

For the avoidance of doubt, the Company’s Board of Directors will be permitted at any time, taking into account business considerations and in accordance with the law, to change the abovementioned dividend rate or to decide to refrain from any distribution, such as was the case as of the date of the report, taking into account the Company’s business needs, the market conditions in the environment in which the Company operates, and specifically its strategic plans to expand its activity, all at the discretion of the Board of Directors.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 20 – EQUITY (cont.)

C.	Dividend (cont.)

Following the growth strategy adopted by the Company and the expansion of operation targets in recent years, taking into account the Company’s financial strength, as of the report approval date, the Company’s board of directors decided to suspend the Company’s dividend distribution policy for two years. After the said suspension period, the Board of Directors will discuss the possible resumption of the dividend distribution policy and its applicability to the circumstances, if any.

NOTE 21 – DATA ON INCOME STATEMENT ITEMS

A.	Income

	For the year ended December 31
	2023	2022	2021
	NIS million	NIS million	NIS million

Income from sale of electricity in Israel:
Income from the sale of energy to private customers	1,424	1,212	966
Income from energy sales to the System Operator and other suppliers	120	55	37
Income for capacity services	59	-	-
Income from the sale of energy to the System Operator, at cogeneration tariff	82	52	54

Income from sale of steam in Israel	59	62	57
Other income in Israel	59	39	-

Total income from sale of energy and others in Israel (excluding infrastructure services)	1,803	1,420	1,114

Income from private customers for infrastructure services	480	315	298

Total income in Israel	2,283	1,735	1,412

Income from the sale of electricity from renewable energy in the USA	136	87	82
Income from provision of services in the US	133	105	81

Total income in the USA	269	192	163

Total income	2,552	1,927	1,575

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 21 – DATA ON INCOME STATEMENT ITEMS (cont.)

A.	Income (cont.)

Below is information about the total sales of the Group to material customers and the rate out of the total income of the Company (in NIS million):

For the year ended December 31
Customer	2023		2022		2021
	Total income	% of the Company’s income	Total income	% of the Company’s income	Total income	% of the Company’s income

Customer 1	369	14.4%	360	18.7%	303	19.2%
Customer 2 (1)	291	11.4%	247	12.8%	229	14.5%
Customer 3	262	10.3%	-	-	-	-

(1)	Bazan Ltd. (hereinafter - the “Bazan Group”), that was a related party through the end of 2022. For further details – see Note 24.

B.	Cost of sales (less depreciation and amortization)

	For the year ended December 31
	2023	2022	2021
	NIS million	NIS million	NIS million

Cost of sales in Israel:

Natural gas and diesel fuel (*)	663	526	495
Energy acquisition expenses	303	295	102
Gas transmission costs	41	32	32
Salaries and related expenses	37	32	27
Operating expenses	87	54	53
Other expenses	65	40	-

Total cost of sales in Israel (excluding the cost of infrastructure services)	1,196	979	709

Infrastructure services expenses	480	315	298

Total cost of sales in Israel	1,676	1,294	1,007

Cost of sales and provision of services in the USA:

Cost of sales in respect of income from the sale of electricity from renewable energy	49	30	26
Cost in respect of provision of services (as part of other segments) and other costs	102	80	53

Total cost of sales in the USA	151	110	79

Total cost of sales	1,827	1,404	1,086

(*) After deducting third-party participation costs.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 21 – DATA ON INCOME STATEMENT ITEMS (cont.)

C.	General and administrative expenses

	For the year ended December 31
	2023	2022	2021
	NIS million	NIS million	NIS million

Salaries and related expenses	100	90	51
Directors’ fees	4	5	4
Professional services	48	37	32
Depreciation	15	10	8
Office maintenance	24	15	10
Other	28	20	14

	219	177	119

Share-based payment expenses (income) (*)	(7)	62	58

Total general and administrative expenses	212	239	177

(*)	The main change is in respect of profit-sharing plan for CPV Group employees, which is measured at fair value; for further details, see Note 18.

D.      Business development expenses

	For the year ended December 31
	2023	2022	2021
	NIS million	NIS million	NIS million

Business development in Israel	19	12	5
Business development in the USA (mainly in renewable energies)	39	38	22

	58	50	27

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 21 – DATA ON INCOME STATEMENT ITEMS (cont.)

E.	Finance income and expenses

	For the year ended December 31
	2023	2022	2021
	NIS million	NIS million	NIS million

Finance income
Exchange rate differences from revaluation of inter-company loans (1)	-	79	-
Exchange rate differences	3	17	-
Interest income from deposits with banks	35	9	1
Interest income from others	5	1	1

	43	106	2
Finance expenses
Exchange rate differences	-	-	21
Interest expenses for debentures	80	97	47
Interest expenses for loans from banks and financial institutions	170	83	119
Interest expense for loans from non‑controlling interests	26	23	13
Interest expenses in respect of deferred consideration paid as part of the acquisition of Gat (2)	14	-	-
Interest expenses for lease liabilities	2	2	2
Fees and commissions and others	28	4	6
Capitalization of borrowing costs to assets under construction	(80)	(56)	(21)
	240	153	187

Loss from extinguishment of financial liabilities, net (3)	-	-	272

Finance expenses, net, recognized in the statement of income (4)	197	47	457

1.
In respect of provision of NIS-denominated loans to a wholly-owned subsidiary which is a foreign operation and whose functional currency is the USD.In the fourth quarter of 2022, in view of a change in the Company’s assessments regarding the likelihood of repayment of the said loans in the foreseeable future, they were classified as part of net investment in foreign operation. For further details regarding the accounting policy in connection with loans extended to foreign operation, see Note 3B2.

2.	For further details, see Notes 16B1 and 25E1.

3.
In October 2021, early repayment of the full outstanding balance of Rotem's project financing in the amount of approx. NIS 1,292 million (including an early repayment fee) was completed, a debt service reserve and additional restricted cash in Rotem in the amount of approx. NIS 125 million were released, and guarantees related to the Rotem Financing Agreement were canceled. In respect of the said repayment, Rotem recognized a one-off expense in respect of an early repayment fee, totaling approx. NIS 244 million (approx. NIS 188 million, net of tax) in the loss on extinguishment of financial liabilities, net item.

In April 2021, the CPV Group signed an agreement for the purchase of A rights in Keenan from the tax equity partner in consideration for approx. NIS 82 million (approx. USD 25 million). As part of the said purchase, the outstanding financial liability to the tax equity partner was repurchased at the total amount of approx. NIS 44 million (approx. USD 13 million), and the subsidiary's tax status was changed. As a result, a NIS 39 million (approx. USD 12 million) loss was recognized in the line item “loss on extinguishment of financial liabilities, net”.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 21 – DATA ON INCOME STATEMENT ITEMS (cont.)

E.	Finance income and expenses (cont.)

3.	(cont.)

In 2021, Keenan repaid a previous financing agreement, the outstanding balance of which, as at the maturity date was approx. NIS 207 million. In view of the repayment of Keenan’s previous financing, in 2021, the Group recognized a profit of approx. NIS 11 million (approx. USD 3 million) under loss from extinguishment of financial liabilities, net, in the income statement.

4.	Including linkage differences in respect of CPI-linked debentures and loans at the total amount of approx. NIS 37 million (in 2022 - approx. NIS 56 million).

NOTE 22 – EARNINGS (LOSS) PER SHARE

Information used in the calculation of the basic and diluted earnings (loss) per share:

	For the year ended December 31
	2023	2022	2021

Profit (loss) for the year attributable to shareholders of the Company in NIS million	144	167	(219)
Weighted average number of shares used for the basic and diluted calculation	224,461	210,289	191,170

Basic and diluted earnings (loss) per share (in NIS)	0.63	0.79	(1.15)

NOTE 23 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

A.	Financial risk management

1.	General

The Group has operations that expose it to credit, liquidity risks and market risks (foreign currency, interest rate, CPI, and other market price risks). To reduce exposure to these risks, the Group takes various measures, particularly the use of derivative financial instruments, including forward transactions (mainly on foreign currency), index swaps, interest rate swaps, transactions for hedging the electricity price in the renewable energy segment in the USA, and in associates held by CPV Group - future transactions to hedge energy margins.

2.	Credit risk

Credit risk is the risk of financial loss incurred by the Group if a customer or counterparty to a financial instrument fails to meet its contractual liabilities. The Group’s main exposure to credit risk is in respect of the following assets:

Customers

The Group’s management assesses the exposure to credit risk in respect of customers debts, and analyzes their financial resilience in order to determine the type and amount of the collaterals required in the various sale transactions.

Most of the Group’s customers have strong financial robustness, therefore sales to them are made without any collateral. In exceptional cases that are considered high risk, in the opinion of the Group companies, they receive adequate collateral to reduce the risks arising from the provision of credit to customers.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 23 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

A.	Financial risk management (cont.)

2.    Credit risk (cont.)

Cash and cash equivalents and short and long term deposits (including restricted balances)

The Group’s cash and cash equivalents and deposits are deposited mainly in banks, with attention to their financial strength. Therefore, in the Group’s estimation, no significant credit risk is expected in respect of them.

Derivative financial instruments

Generally, derivative transactions are entered into with banking corporations, noting the financial resilience of those entities. Therefore, in the Group’s estimation, no significant credit risk is expected in respect of them.

3.	Liquidity risk

Liquidity risk is the risk that the Group companies will not be able to meet with their financial liabilities when they are due. The Group’s approach to liquidity risk management is to ensure, to the extent possible, a sufficient liquidity level to meet its liabilities in a timely manner.

For the purpose of management of the Group’s liquidity, a mix of short and long term financing tools are used, with attention to adjustment of the scope and duration of the long term liabilities, as well as the financial covenants applicable to the Company and the nature and scope of its business operations.

The short term financing tool includes mainly secured and unsecured credit facilities from banks and financial institutions. The long term financing tools include mainly long term loans from banks and financial institutions (generally as part of project financing) and debentures. For further details, see Notes 17, 16 and 25D.

In addition to the financing tools referred to above, from time to time, and as needed, the Company raises capital - by issuing equity instruments - in order to manage its liquidity.

4.	Market risks

Market risk is the risk that changes in market prices, such as the electricity prices, electricity margins, foreign exchange rates, inflation and interest rates shall impact the fair value or future cash flows of a financial instrument.

The Company uses derivative financial instruments as part of the market risk management policy.

5.	Currency risk

The functional currency of the Company and its Israeli subsidiaries is the shekel, and the functional currency of CPV Group is the USD. Therefore, the exposure of the Group companies in Israel is measured in relation to exchange rate changes of the NIS in relation to other currencies in which they operate. CPV Group enters into agreements mainly in the USD and therefore, it is not materially exposed to foreign currency risk.

As part of its activity in Israel, the Company is exposed to changes in the exchange rate of the USD, both indirectly and directly, due to the natural gas purchases, some of which are linked to the exchange rate of the USD and/or denominated in USD and are linked to the generation tariff and include floor prices in USD and on the other hand - linking a significant part of its income to the production tariff (which is partially affected by changes in the USD exchange rate). Therefore, despite the fact that an increase in the USD exchange rate increases the cost of natural gas purchased by the Company, the structure of income includes partial natural defenses that mitigate the said exposure. However, it should be noted that generally the generation component is revised once a year, and accordingly, there may be timing differences between the effect of the appreciation of the USD on the current cost of gas, and its effect on the Company’s gross margin.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 23 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

A.	Financial risk management (cont.)

5.    Currency risk (cont.)

Furthermore, from time to time, the Company enters into significant construction and maintenance contracts in various currencies, specifically the USD and the EUR.

The Group companies in Israel also partially hedge the exposure to changes in the cash flows from payments in foreign currency (mainly USD and EUR) in respect of EPC and LTSA agreements by the use of forward transactions. These contracts will be designated as hedged for the purpose of application of cash flow hedge accounting principles.

In relation to the Company’s investment in CPV Group, which operates in the USA, and whose functional currency is the USD, generally, a decrease in the USD exchange rate may adversely affect the value of the Company’s USD-denominated investment, and the Company's net income and equity. On the other hand, when there is a need to raise NIS-denominated sources in Israel to fund the expected investments in CPV Group’s backlog of projects under construction and development, an increase in the USD exchange rate may lead to an increase in the financing required to implement those investments.

6.	CPI risk

Group companies in Israel are exposed to the CPI risk, mainly due to the linkage of a substantial portion of their income to the generation tariff (which is partly affected by changes in the CPI). In addition, the purchases of natural gas are linked to the generation tariff and include a USD floor price. Furthermore, some of the Company’s capital costs and investments are linked to the CPI, whether directly or indirectly. Therefore, despite the fact that an increase in the CPI increases the Company’s costs and investments, the structure of income includes a certain natural protection that mitigates the said exposure.

Furthermore, the Debentures (Series B), and some of the long-term loans in Hadera are linked to the Consumer Price Index. In order to mitigate some of the exposure to changes in the CPI in connection with Hadera’s loans, in June 2019, the Group entered into hedging transactions with a banking corporation in order to hedge some of the exposure to the CPI. These contracts were designated as hedges for the purpose of application of cash flow hedge accounting principles.

7.	Interest rate risk

To reduce the exposure to interest rate changes in Israel (mainly Prime interest), the Group uses a mix of loans (including credit facilities) and debentures in a way that some of the loans and debentures are at fixed interest rates and others at variable interest rates.

Most of CPV Group’s long term loans and credit facilities (including through associates) bear a variable interest rate (mainly SOFR) and in terms of cash flow, are exposed to interest rate changes. To reduce part of the exposure to interest rate risk, CPV Group enters into USD-denominated interest rate swaps to exchange variable USD interest rates for fixed USD interest rates in respect of part of the long term loans. These transactions are designated as hedged for the purpose of application of cash flow hedge accounting principles.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 23 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

A.	Financial risk management (cont.)

8.	Other market price risks - electricity margins and prices

From time to time, CPV Group (including through is associates) hedges a certain portion of the capacity of the power plants in the Energy Transition in the USA segment, which changes from one project to another, in order to hedge the fluctuations in electricity prices in short periods (mainly a year). The purpose of the hedging is to fix the energy margin (the margin between the price received for the electricity and the price paid for the gas), by entering into commodities contracts in respect of gas and electricity prices. As a rule, the transactions are designated as hedged for the purpose of application of cash flow hedge accounting principles.

Furthermore, in the field of renewable energies, CPV Group enters into long-term PPAs and in agreements for the sale of RECs, in a manner that mitigates part of the exposure to changes in electricity margins and prices. Specifically, in the Maple Hill project, CPV Group entered into a virtual PPA for a period of 10 years (from the commercial operation date) in respect of 48% of the electricity generated.

In accordance with the agreement, a net calculation will be made of the difference between the variable price that Maple Hill receives (the spot price) and a fixed price. The said transaction is designated as a hedged item for the purpose of application of cash flow hedge accounting principles.

B.	Financial instruments

1.	Credit risk

The carrying amount of the following financial assets represents the maximum credit exposure without taking into account the value of collateral or other credit enhancements in respect thereof: cash and cash equivalents, deposits (including restricted and long-term), trade and other receivables (including long-term), and derivative financial instruments.

Maximum exposure to credit risk in respect of trade receivables

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as at the reporting date was as follows:

	As at December 31
	2023	2022
	NIS million	NIS million

Trade receivables in Israel	203	236
Trade receivables in the USA	44	24
	247	260

  As at December 31, 2023 and 2022, trade receivables arise from trade receivables not in arrears.

  For further details about credit risk management, see above.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 23 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

B.	Financial instruments (cont.)

2.	Liquidity risk

Below are the contractual repayment dates of the financial liabilities at non-discounted values, including expected interest payments (according to the interest rates prevailing on the reporting date):

		As at December 31, 2023
	Carrying amount	Contractual amount	12 months or less	One to two years	2-5 years	More than 5 years
	NIS million

Non-derivative financial liabilities
Trade payables	257	257	257	-	-	-
Payables and credit balances	289	289	289	-	-	-
Debt to holders of non-controlling interests (including interest payable)	454	580	34	8	50	488
Debentures (including interest payable)	1,853	2,029	238	250	1,136	405
Lease liability (including interest payable)	222	507	17	18	46	426
Loans from banks and financial institutions (including interest payable)	3,259	4,195	595	355	1,312	1,933

Financial liabilities - derivative instruments
Long-term derivative financial instruments	55	55	6	6	17	26

Total financial liabilities	6,387	7,910	1,434	637	2,561	3,278

		As at December 31, 2022
	Carrying amount	Contractual amount	12 months or less	One to two years	2-5 years	More than 5 years
	NIS million

Non-derivative financial liabilities
Trade payables	335	335	335	-	-	-
Payables and credit balances	37	37	37	-	-	-
Debt to holders of non-controlling interests (including interest payable)	437	565	16	51	91	407
Debentures (including interest payable)	1,854	2,073	79	234	788	972
Lease liability (including interest payable)	130	164	63	10	23	68
Loans from banks and financial institutions (including interest payable)	1,817	2,229	140	211	515	1,363

Total financial liabilities	4,610	5,403	670	506	1,417	2,810

In respect of certain liabilities, particularly to banks, and debentures, the Company is subject to financial covenants (for further details, see Notes 16B6 and 17C). Non-compliance with the financial covenants may lead to redemption of the liabilities earlier than showed in the above table. Actual interest payments in respect of liabilities at variable interest rates may be different than the amounts shown in the above table.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 23 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

B.	Financial instruments (cont.)

3.	Market risk CPI and currency risks

The Group's exposure to CPI and foreign exchange risks, excluding derivative financial instruments (see below), is as follows:

	NIS		Foreign currency
	CPI-linked	Non-linked	USD	EUR	Other	Total
	NIS million

December 31, 2023

Assets
Cash and cash equivalents	-	329	672	6	-	1,007
Restricted deposits and cash	-	55	6	-	-	61
Trade and other receivables	-	242	443	-	-	685

Total financial assets	-	626	1,121	6	-	1,753

Liabilities
Trade payables	-	(103)	(148)	(4)	(2)	(257)
Payables and credit balances	-	(18)	(271)	-	-	(289)
Debentures	(1,001)	(852)	-	-	-	(1,853)
Lease liabilities	(17)	(9)	(196)	-	-	(222)
Debt from non‑controlling interests	(60)	(26)	(368)	-	-	(454)
Loans from banks and financial institutions	(440)	(1,949)	(870)	-	-	(3,259)

Total financial liabilities	(1,518)	(2,957)	(1,853)	(4)	(2)	(6,334)

Total financial instruments	(1,518)	(2,331)	(732) )*	2	(2)	(4,581)

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 23 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

B.	Financial instruments (cont.)

3.	Market risk (cont.) CPI and currency risks (cont.)

	NIS		Foreign currency
	CPI-linked	Non-linked	USD	EUR	Other	Total
	NIS million
December 31, 2022

Assets
Cash and cash equivalents	-	580	268	1	-	849
Restricted deposits and cash	-	178	36	-	-	214
Trade and other receivables	-	240	183	-	-	423

Total financial assets	-	998	487	1	-	1,486

Liabilities
Trade payables	-	(129)	(154)	(51)	(1)	(335)
Payables and credit balances	-	(21)	(16)	-	-	(37)
Debentures	(1,003)	(851)	-	-	-	(1,854)
Lease liabilities	(19)	(52)	(59)	-	-	(130)
Debt from non‑controlling interests	-	(151)	(286)	-	-	(437)
Loans from banks and financial institutions	(454)	(1,053)	(310)	-	-	(1,817)

Total financial liabilities	(1,476)	(2,257)	(825)	(51)	(1)	(4,610)

Total financial instruments	(1,476)	(1,259)	(338) )*	(50)	(1)	(3,124)

(*)
The balances as of December 31, 2023 and 2022 include net liabilities at the total amount of approx. NIS 788 million and approx. NIS 240 million, respectively, in respect of the Group’s activity in the USA (mainly CPV Group), whose functional currency is the USD. Therefore, as of December 31, 2023 and 2023, the net exposure to the US dollar of the Group’s activity in Israel amounted to net assets of approx. NIS 56 million and net liabilities of approx. NIS 98 million, respectively.

The Group’s exposure to foreign currency risk with respect to derivative financial instruments not used for hedging is as follows:

	As at December 31, 2023
In NIS million	Currency / linkage receivable	Currency / linkage payable	Amount receivable	Amount payable	Expiration dates	Fair value

Forwards on exchange rates	USD	NIS	21	76	2024	-

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 23 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

B.	Financial instruments (cont.)

3.	Market risk (cont.) CPI and currency risks (cont.)

The Group’s exposure to foreign currency risk with respect to derivative financial instruments used for hedging is as follows:

	As at December 31, 2023
In NIS million	Currency / linkage receivable	Currency / linkage payable	Amount receivable	Amount payable	Expiration dates	Fair value

Forwards on exchange rates	USD	NIS	10	35	2024	-

	As at December 31, 2022
In NIS million	Currency / linkage receivable	Currency / linkage payable	Amount receivable	Amount payable	Expiration date	Fair value

Forwards on exchange rates	USD	NIS	20	67	2023	2

The Group’s exposure to CPI risk for derivative financial instruments used for hedging is as follows:

	As at December 31, 2023
	Linkage receivable	Interest payable	Expiration date	Amount of the linked principal	Fair value
				NIS million

CPI swap contracts	CPI	1.76%	2036	294	37

	As at December 31, 2022
	Linkage receivable	Interest payable	Expiration date	Amount of the linked principal	Fair value
				NIS million

CPI swap contracts	CPI	1.76%	2036	315	33

CPI swap contract to hedge up to approx. 70% of the exposure to the CPI in respect of the Hadera’s loan principal, in exchange for payment of additional interest at an annual rate of between 1.76%. The Group will designate this transaction to cash flow hedge accounting.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 23 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

B.	Financial instruments (cont.)

3.	Market risk (cont.) CPI and currency risks (cont.)

Currency sensitivity analyses:

Appreciation (depreciation) of the NIS by a rate of 5% or 10% against the following currencies would have increased (decreased) the comprehensive income or loss (after tax) by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain fixed.

	As at December 31, 2023
	Effect on total comprehensive income (loss) and capital
	10% decrease	5% decrease	5% increase	10% increase
	NIS million	NIS million	NIS million	NIS million

Non-derivative instruments USD/NIS
USA (mainly CPV Group) (*)	58	29	(29)	(58)
Israel	(4)	(2)	2	4
	54	27	(27)	(54)

Derivative instruments USD/NIS
USA (mainly CPV Group) (*)	3	1	(1)	(3)
Israel	(9)	(4)	4	9
	(6)	(3)	3	6

	As at December 31, 2022
	Effect on total comprehensive income (loss) and capital
	10% decrease	5% decrease	5% increase	10% increase
	NIS million	NIS million	NIS million	NIS million

Non-derivative instruments USD/NIS
USA (mainly CPV Group) (*)	18	9	(9)	(18)
Israel	8	4	(4)	(8)
	26	13	(13)	(26)

Derivative instruments USD/NIS
USA (mainly CPV Group) (*)	(2)	(1)	1	2
Israel	(5)	(3)	3	5
	(7)	(4)	4	7

(*)	Changes in the exchange rate of the USD in connection with the USA activity will be carried to other comprehensive income (loss).

Index sensitivity analyses:

A change of 1% or 2% in the CPI would have increased (decreased) the comprehensive income or loss (after tax) in the amounts presented below. The analysis below is based on index changes that the Group believes are reasonably feasible as at the end of the Reporting Period. The analysis is based on the assumption that all the other variables, particularly interest rates, remain fixed.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 23 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

B.	Financial instruments (cont.)

  3.         Market risk (cont.)

    CPI and currency risks (cont.)

Index sensitivity analyses: (cont.)

	As at December 31, 2023
	Effect on total comprehensive income (loss) and capital
	2% decrease	1% decrease	1% increase	2% increase
	NIS million

Long-term loans (CPI)	7	3	(3)	(7)

Debentures (CPI)	20	10	(10)	(20)

CPI swap contracts	(4)	(2)	2	4

	As at December 31, 2022
	Effect on total comprehensive income (loss) and capital
	2% decrease	1% decrease	1% increase	2% increase
	NIS million

Long-term loans (CPI)	7	4	(4)	(7)

Debentures (CPI)	20	10	(10)	(20)

CPI swap contracts	(5)	(2)	2	5

Electricity price risks in the renewable energy segment in the USA

An increase or decrease in the relevant electricity prices in the USA would have changed the (post-tax) other comprehensive (loss) by the amounts presented below. This analysis assumes that all other variables remained constant.

	As at December 31, 2023
	Effect on total comprehensive income (loss) and capital
	10% decrease	5% decrease	5% increase	10% increase
	NIS million

Derivative instruments
Change in the electricity price	9	5	(5)	(9)

Interest rate and CPI risk

Below is a breakdown of the types of interest of the Group’s interest-bearing financial instruments as at the end of the Reporting Period, based on the Group management reports:

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 23 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

B.	Financial instruments (cont.)

            3.         Market risk (cont.)

Interest rate and CPI risk (cont.)

Fixed interest instruments linked to the CPI:

	As at December 31
	2023	2022
	NIS million	NIS million

Financial liabilities (*)	1,493	1,451
	(1,493)	(1,451)

Fixed interest instruments not linked to the CPI:

	As at December 31
	2023	2022
	NIS million	NIS million

Financial assets	349	719
Financial liabilities	1,643	1,497
	(1,294)	(778)

(*)	Includes a total of approx. NIS 294 million and approx. NIS 315 million as of December 31, 2023 and 2022, respectively, which were converted into unlinked loan through a CPI swap.

Fair value sensitivity analysis for fixed interest instruments:

Variable interest instruments:

	As at December 31
	2023	2022
	NIS million	NIS million

Financial assets	197	17
Financial liabilities (**)	2,413	1,143
	(2,216)	(1,126)

(**)
Includes a total of approx. NIS 673 million and approx. NIS 219 million as of December 31, 2023 and 2022, respectively, which were converted into loans bearing fixed interest through an interest rate swap.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 23 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

B.	Financial instruments (cont.)

3.	Market risk (cont.)

Analyses of sensitivity to variable interest (Prime):

A change of 1% or 2% in the Prime interest rate would have increased (decreased) the comprehensive income or loss (after tax) in the amounts presented below. The analysis below is based on the Prime interest rate changes that the Group believes are reasonably feasible as at the end of the Reporting Period. The analysis is based on the assumption that all other variables remained constant.

	As at December 31, 2023
	Effect on total comprehensive income (loss) and capital
	2% decrease	1% decrease	1% increase	2% increase
	NIS million

Long-term loans (Prime)	24	12	(12)	(24)

The Group’s exposure to SOFR interest rate risk (LIBOR in 2022) for derivative financial instruments used for hedging is as follows:

	As at December 31, 2023
	Linkage receivable	Interest payable	Expiration date	Principal amount	Fair value
				NIS million

Interest rate swaps	USD SOFR interest	0.83%-4.0%	2030-2041	673	15

	As at December 31, 2022
	Linkage receivable	Interest payable	Expiration date	Principal amount	Fair value
				NIS million

Interest rate swap	USD LIBOR interest	0.93%	2030	219	24

Analyses of sensitivity to variable interest (SOFR):

A change of 1%-1.5% in the SOFR interest rate would have increased (decreased) the comprehensive income or loss in the amounts presented below. The analysis below is based on SOFR rate changes that the Group believes are reasonably feasible as at the end of the Reporting Period. The analysis is based on the assumption that all other variables, in particular foreign exchange rates, remained constant.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 23 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

B.	Financial instruments (cont.)

3.	Market risk (cont.)

	As at December 31, 2023
	Effect on total comprehensive income (loss) and capital
	1.5% decrease	1% decrease	1% increase	1.5% increase
	NIS million

Long-term loans (SOFR)	9	6	(6)	(9)

Interest rate swaps (SOFR)	(6)	(4)	4	6

	As at December 31, 2022
	Effect on total comprehensive income (loss) and capital
	1.5% decrease	1% decrease	1% increase	1.5% increase
	NIS million

Long-term loans (US LIBOR)	5	3	(3)	(5)

Interest rate swaps (US LIBOR)	(3)	(2)	2	3

C.       Fair value

1.        Financial instruments measured at fair value for disclosure purposes only

The carrying amount of certain financial assets and financial liabilities, including cash and cash equivalents, deposits, restricted cash and deposits (including long term), receivables and debit balances (including long term), financial derivatives, short term credit, trade payables, payables and credit balances, and other long term liabilities (excluding lease liabilities), corresponds with or is close to their fair value.

Below is the fair value of financial liabilities and the carrying amount presented in the statement of financial position:

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 23 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

C.       Fair value (cont.)

1.        Financial instruments measured at fair value for disclosure purposes only (cont.)

	As at December 31, 2023
	Carrying amount (*)	Fair value	Discount rate used to determine the fair value
	NIS million	NIS million

Loans from banks and financial institutions (Level 2)	3,259	3,289	5.3%-6.8%
Loans from non‑controlling interests (Level 2)	454	464	5.6%-6.8%
Debentures (Level 1)	1,853	1,760	5.3%-6.1%
	5,566	5,513

	As at December 31, 2022
	Carrying amount (*)	Fair value	Discount rate used to determine the fair value
	NIS million	NIS million

Loans from banks and financial institutions (Level 2)	1,817	1,859	4.3%-5.6%
Loans from non‑controlling interests (Level 2)	437	400	4.4%-9.3%
Debentures (Level 1)	1,854	1,734	5.4%-5.6%
	4,108	3,993

(*) Includes current maturities and interest payable.

2.         Fair value hierarchy of financial instruments measured at fair value

           The table below presents an analysis of financial instruments measured at fair value, on a periodic basis.

           The valuation method and the different levels appear in Note 4 above.

	As at December 31
	2023	2022
	NIS million	NIS million
Financial assets
Derivatives used for hedge accounting
CPI swap contracts (Level 2) (*)	37	33
Interest rate swaps (US LIBOR) (Level 2)	15	24
Forwards on exchange rates (Level 2)	-	2

	52	59

Financial liabilities
Derivatives used for hedge accounting
Electricity price hedge contracts (the renewable energy segment in the USA) (Level 3)	(55)	-

	(55)	-

(*)	The nominal NIS-denominated discounted interest rate range in the value calculations is 3.6%-4.80% and the real discounted interest rate range is 0.8%-2.8%.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 24 – RELATED AND INTERESTED PARTIES

A.        Compensation and benefits for key management personnel (including directors)

The Group’s Chairman of the Board and senior directors (hereinafter - “Key Management Personnel”) are usually entitled, in addition to salary, to arrangements regarding the notice and adjustment periods, various social benefits, including vacation, sick leave and convalescence pay, various insurance coverage, advanced education fund, car and telephone. In addition, the Group makes contributions for them to defined contribution and benefit plans and post-employment benefit plans. Generally, Key Management Personnel are also entitled to annual bonuses in accordance with the Group’s Compensation Policy, and participate in the Company’s equity compensation plan, and senior executives in CPV Group take part in the profit-sharing plan for CPV Group employees. For further information, see Note 18C.

Compensation and benefits for the Key Management Personnel employed in the Group (including the Chairman of the Board of Directors):

	For the year ended December 31
	2023		2022		2021
	No. of people	NIS million	No. of people	NIS million	No. of people	NIS million

Employee benefits	9	23	9	33	7	22
Share-based payment	9	4	9	24	7	21
		27		57		43

Compensation and benefits for non-employee directors in the Group:

	For the year ended December 31
	2023		2022		2021
	No. of people	NIS million	No. of people	NIS million	No. of people	NIS million

Total benefits for non-employee directors in the Group	10	2	7	2	8	1

Below are additional details regarding the terms of employment of the Company’s CEO:

Giora Almogy is the CEO of the Company and a director of the subsidiaries, from January 1, 2011. According to his employment agreement, which was revised in 2023, the CEO is entitled to a monthly salary, which is linked to the CPI published in February 2021 (the monthly salary as of December 31, 2023 stood at approx. NIS 202 thousand). Furthermore, the CEO is entitled to social benefits as is generally accepted in the Company, and to related benefits in accordance with the compensation policy (such as vehicle, reimbursement of expenses, and 13th salary).

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 24 – RELATED AND INTERESTED PARTIES (cont.)

A.         Compensation and benefits for key management personnel (including directors) (cont.)

The engagement between the Company and the CEO is for an indefinite period and may be canceled by any of the parties by six-months’ written notice. During the notice period, the Company CEO will be entitled to the full salary and related benefits paid in accordance with the provisions of the agreement. Upon termination of the employment of the Company’s CEO for any reason whatsoever other than dismissal in circumstances in which severance pay may be denied according to the provisions of the law, the CEO will be entitled to the funds accrued in the pension fund/executive insurance, and also to a supplementation to one gross monthly salary, according to his latest monthly salary immediately prior to the termination date, multiplied by the number of his years of service in the Company. The CEO will be entitled to a six-months adjustment period (that does not overlap with the advance notice period), in any event of termination of service, other than dismissal in circumstances in which severance pay may be denied according to the provisions of the law. The adjustment period shall commence at the end of the advance notice period, and the CEO will continue receiving his service and employment terms in full during that period. In addition, the Company CEO will be entitled to bonuses according to the Company’s compensation policy as applicable from time to time, based on the approvals required by law. For further details about options granted to the Company CEO, see Note 18B.

Subsequent to the reporting date, the Company's Board of Directors approved (after approval by the Compensation Committee) a bonus to the Company’s CEO in respect of 2023 in the amount of approx. 1,696 thousand (in 2022, approx. NIS 2,367 thousand).

B.         Balances with related and interested parties

	As at December 31
	2023	2022
	NIS million	NIS million
Balances in Israel (including ICG Energy):
Cash and cash equivalents (1)	201	620
Short term deposits (1)	-	125
Trade receivables (2)	3	29
Other accounts receivable	1	1
Other accounts payables	-	(1)
Loans and credit from banks and financial institutions (1)	(101)	-

Balances in the USA:
Trade receivables (4)	9	7
Other long-term receivables - subordinated loans to an associate (3)	109	18
Debt from non‑controlling interests (5)	(157)	(121)

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 24 – RELATED AND INTERESTED PARTIES (cont.)

C.          Transactions with related parties and interested parties

	For the year ended December 31
	2023	2022	2021
	NIS million	NIS million	NIS million

Transactions in Israel (including ICG Energy):
Sales (2)	37	252	240
Cost of sales (6)	(10)	2	(3)
General and administrative expenses	-	-	(1)
Other finance income, net (1)	22	6	-
Interest expenses for loans from banks and financial institutions	-	-	(25)
Loss from extinguishment of financial liabilities, net	-	-	(95)

Transactions in the USA:
Income from provision of services (4)	80	65	44
Other finance income, net (3)	4	-	-
Interest expenses in respect of a debt from non‑controlling interests (5)	(10)	(7)	(9)

1.
During the ordinary course of business and at fair market value, the Group enters into agreements with Mizrahi Tefahot Bank Group Ltd. for a wide range of banking activities, including management of cash and deposits and short term credit facilities.

2.	Mainly includes PPAs:

Bazan Group

In 2011, Rotem signed a PPA with Bazan Group, which was a related party until the end of 2022, for a period of 120 months from the date on which Rotem commenced commercial operation (July 2013) and through June 2023. The consideration specified in the agreement is per kilowatt-hour consumed and was based on the TAOZ tariff with a discount on the Generation Component tariff. In the agreement, Rotem undertook to meet a specified volume of electricity supply on an accrual basis (minimum capacity), which is measured according to periods set in the agreement.

In 2023, the parties renewed and revised the PPA.

Income from sale of electricity in 2022 stood at approx. NIS 247 million (in 2021 - approx. NIS 229 million).

Migdal Insurance Company Ltd.

In 2016 Hadera entered into a PPA with Migdal Insurance Company Ltd.9 for a period of 120 months from the date on which Hadera commenced commercial operation (July 2020). The consideration specified in the agreement is per kilowatt-hour consumed and based on the TAOZ tariff with a discount on the Generation Component tariff. Furthermore, the agreement sets out provisions regarding power consumption by Migdal above the maximum quantity agreed upon, and conditions regarding an increase in the Maximum Quantity and Hadera’s undertaking to meet minimum capacity rates of the power plant.

9 A subsidiary of Migdal Insurance and Financial Holdings Ltd., which - as of the report date - is an interested party in the Company.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 24 – RELATED AND INTERESTED PARTIES (cont.)

C.	Transactions with related parties and interested parties (cont.)

2.	(cont.)

Migdal Insurance Company Ltd. (cont.)

The agreement includes provisions generally accepted in agreements of this type regarding the cancellation thereof in respect of a breach or of events upon the occurrence of which, each party may terminate the agreement, without such termination being deemed as a breach of the agreement, and sets rights to Hadera’s lenders, and regarding its assignment to related parties.

Income from sale of electricity in 2023 stood at approx. NIS 37 million (in 2022 - approx. NIS 5 million, and in 2021 approx. NIS 10 million).

3.	For further details, see Note 26E.

4.	As part of the asset and energy management operations, CPV Group provides management, initiation and maintenance services to specific associates.

5.
For the purpose of investing in CPV Group, the Group has engaged in a partnership agreement with OPC Power, as defined in Note 25A3, inter alia with institutional investors from Migdal Insurance Group, an interested party in the Company.

6.	In 2023 and 2022, the Company entered into engagements for the sale and purchase of natural gas surpluses of immaterial scope with ICL Group Ltd.

7.	It should be noted that the Group also sells electricity to other related parties in Israel, and the transactions with these parties were classified as negligible transactions.

NOTE 25 – SUBSIDIARIES

A.        Material Group subsidiaries

Set forth below are details about the Group’s material subsidiaries (directly and indirectly held):

		The Group’s ownership rights in the subsidiary
		As at December 31
	Main location of the Company's operations	2023	2022

Company

OPC Holdings Israel Ltd. (hereinafter - “OPC Israel”) (1)	Israel	80%	100%
OPC Power Plants Ltd. (hereinafter - “OPC Power Plants”) (2)	Israel	80%	100%
CPV Group PL (hereinafter - “CPV Group”) (3)	USA	70%	70%

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 25 – SUBSIDIARIES (cont.)

A.          Material Group subsidiaries (cont.)

(1)	OPC Israel

The restructuring (transfer of assets and share exchange) and investment transaction (hereinafter - the “Transaction”) entered into between Veridis, the Company and OPC Israel (a wholly-owned subsidiary of the Company) was completed in January 2023; as part of the transaction, assets were transferred from the Company and Veridis to OPC Israel and a wholly-owned company thereof; the transfer was tax-exempt in accordance with the provisions of the Income Tax Ordinance and was made in consideration for the allocation of shares in OPC Israel and a wholly-owned company thereof.

In addition, a shareholders agreement between the Company and Veridis was signed and came into force, which regulates their relationship in OPC Israel, such that as from the transaction completion date, all of the Company’s electricity and energy generation and supply in Israel are wholly-owned by OPC Israel.10 Furthermore, on the transaction completion date, Veridis transferred to OPC Israel a total of approx. NIS 452 million (after adjustments to working capital as is generally accepted in agreements of this type); against the transfer of the said investment amount and Veridis’ rights in the Rotem Companies, Veridis was allocated 20% of OPC Israel’s issued capital. It should be noted that a total of NIS 400 million out of the said investment amount was used by Rotem to repay (pro rata) part of shareholder loans extended by the Company and Veridis to Rotem in 2021 (for further details, see Note 25D2 below). In addition, as part of the Transaction, arrangements were put in place regarding guarantees that the Company provided and/or will provide in favor of the assets transferred to OPC Israel, as well as indemnity arrangements in respect of such guarantees that will be retained by the Company.

The accounting treatment applied to the Veridis transaction in accordance with the provisions of IFRS 10, Consolidated Financial statements, is a transaction with non-controlling interests while retaining control; accordingly, all differences between the cash received from Veridis as stated above and the increase in the non-controlling interests line item was recognized in capital reserve from transactions with non-controlling interests.

[10]
In January 2023, on the eve of the transaction’s completion, the Company transferred to OPC Israel, among other things, the shares of OPC Power Plants, the holdings in Rotem 2, the holdings in Gnrgy, as well as other companies and operations in the area of activity in Israel, such as energy generation facilities on consumers’ premises, virtual electricity supply activity, etc.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 25 – SUBSIDIARIES (cont.)

A.          Material Group subsidiaries (cont.)

(1)	OPC Israel (cont.)

As of the transaction completion date as stated above, a shareholders agreement between the Company and Veridis entered into effect, which dealt with OPC Israel; this agreement replaced the shareholder agreement made between the parties regarding their holdings in Rotem, which was in effect until the completion of the Veridis transaction. The shareholders' agreement of OPC Israel includes terms and conditions that are generally accepted in shareholders’ agreements, including, among other things, regarding: (1) General meetings; (2) rights to appoint directors (such that the Company, as the controlling shareholder, has the right to appoint the majority of directors, including the Chairman of the Board of Directors), decisions regarding certain issues that will require a special majority (so long as Veridis’s holdings do not fall below a threshold set in the shareholders agreement), including decisions pertaining to certain interested party transactions, merger or liquidation, entering into a new area of activity, and investments in projects above amounts and at terms that were set; (3) shareholders’ rights in case of share allocation or transfer; (4) defined areas of activity; (5) arrangements for execution of distributions by OPC Israel; (6) non-compete arrangements;11 (7) arrangements in connection with the provision of additional funds to OPC Israel by the shareholders in connection with its business needs, including a dilution mechanism at the terms set for that purpose, etc.

The shareholders’ agreement also places certain restrictions regarding the transfer of OPC Israel’s shares (other than to authorized transferees), including a right of first refusal to the parties in connection with the transfer of the parties’ holdings in OPC Israel, and a drag along right to oblige Veridis to join the sale, by the Company, of its holdings in OPC Israel; the shareholders’ agreement also confers upon Veridis a tag along right to join a sale of shares by the Company, all subject to the circumstances, conditions and dates set forth in the shareholders’ agreement in relation to each of the arrangements.

(2)	OPC Power Plants

In December 2020, the Company carried out an internal reorganization in accordance with Section 104A of the Income Tax Ordinance, in which it transferred to OPC Power Plants its entire holdings in some of the subsidiaries it owned. As of the report date, OPC Power Plants holds subsidiaries Rotem, Hadera, Zomet, Hadera Operations Company and Sorek 2, as well as in the Gat Partnership. In January 2023 and as part of the share exchange and investment transaction with Veridis, as described in Section A1 above, generation facilities installed at consumers’ premises were transferred to OPC Power Plants and the shares of OPC Power Plants was transferred to OPC Israel.

[11]
The shareholders agreement defines OPC Israel’s area of activity, which includes, among other things, electricity generation and supply in Israel, which will be carried out by OPC Israel, subject to the agreed arrangements, in accordance with the agreement.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 25 – SUBSIDIARIES (cont.)

A.        Material Group subsidiaries (cont.)

(3)	The CPV Group[12]

CPV Group is an American limited partnership established under Delaware law in the United States; it is owned by the Company through OPC Power. As of the report date, CPV Group coordinates the Company’s activity in the USA. For further details regarding CPV Group’s areas of activity, see Note 27. For further details about major projects of the CPV Group, held through associates, see Note 26.

OPC Power Ventures LP

In October 2020, the Company entered into partnership agreement with three financial entities (hereinafter - the “Partnership Agreement”), whereby the partners will invest in OPC Power. OPC Power is a special purpose partnership for the purpose of acquiring and holding CPV Group and for making additional investments in CPV Group, in the Power and Electricity segment in the United States. The Limited Partners in the Partnership are as follows: The Company (through a subsidiary) that holds approx. 70%; three financial investors that are: Clal Insurance Group institutional investors that hold 12.75%; Migdal Insurance Group institutional investors that hold 12.75%; a Poalim Capital Markets Group company that holds 4.5% (these three investors will be referred to hereinafter - the “Financial Investors”) (the rates do not include profit-sharing rights allocated to CPV Group managers as set out in Note 18C). A wholly owned company of the Company is the General Partner of the Partnership, and as such manages the Partnership’s business. So long as the Company is the controlling shareholder of the Partnership’s General Partner, a separate operation of the Company in the area of operation of the Partnership in the US will require approval by a special majority of the other partners.

As of the Report date, the total investment undertakings and provision of the shareholder loans by all partners, each partner according to its foregoing holding rate, amounted to USD 1,215 million. The said amount is designated for acquisition of all the rights in the CPV Group and for financing additional investments.

[12]
In January 2021, the transaction for the acquisition of 70% of the rights and holdings in CPV Group was completed. The acquisition was executed through a limited partnership, CPV Group LP, which is held, indirectly, by the Company (approx. 70% by the limited partner). On the transaction completion date, the sellers were paid a consideration of approx. USD 648 million, and a total of approx. USD 5 million for a deposit of an identical amount that was retained by CPV Group. The Company partially hedged its exposure to changes in the cash flows from payments in USD in connection with the agreement for acquisition of the CPV Group by means of forward transactions and USD deposits. The Company chose to designate the forward transactions as an accounting hedge. On the Transaction Completion Date, the Company recorded an amount of approx. NIS 103 million that was accrued in a hedge capital reserve to the investment cost in the CPV Group.

As part of allocation of the acquisition consideration and determination of the fair value of identifiable assets and liabilities, the Group consolidated for the first time investments in associates at the total amount of approx. USD 595 million (approx. NIS 1,944 million), as well as an intangible asset in respect of Keenan's PPA at the total amount of approx. USD 111 million (approx. NIS 361 million). Furthermore, following the acquisition, goodwill of approx. USD 105 million (approx. NIS 343 million), including goodwill arising from the hedging, was recognized.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 25 – SUBSIDIARIES (cont.)

A.        Material Group subsidiaries (cont.)

(3)    The CPV Group (cont.)

OPC Power Ventures LP (cont.)

The Partnership Agreement provides, among other things, the rights of the General Partner to management fees at a rate deriving from the scope of investments of the Partnership, and a carried interest that is dependent on the rate of return earned by the Partnership. Furthermore, the Partnership Agreement contains, among other things, arrangements for the relationships between the Limited Partners and the relationships between them and the General Partner of the Partnership, provisions relating to the management of the Partnership, restrictions on the transfer partners’ rights, tag along rights of the financial investors in certain cases, right of first offer (ROFO) in certain cases and drag along rights.

The Company and the financial investors also signed agreements during the Reporting Year and subsequent thereto, whereby the Company granted the financial investors a put option, and they granted the Company a call option (in the event that the put option is not exercised), with respect to the holdings of the financial investors in the Partnership. The exercise price of the put option will be based on the fair value of the Partnership less a certain discount, and exercise price of the call option will be based on the fair value of the Partnership plus a certain premium. The Partnership Agreement defines the exercise period and expiry dates of the options. The Company may pay the exercise price through its shares based on their average price on the stock exchange shortly before the exercise.

In the reporting period, the Company and non-controlling interests invested in the equity of the partnership OPC Power (both directly and indirectly) a total of approx. NIS 565 million (approx. USD 150 million), and extended it approx. NIS 175 million (approx. USD 45 million) in loans, respectively, based on their stake in the partnership. The loans are denominated in USD and bear an annual interest rate of 7%. The loan principal will be repayable at any time as will be agreed on between the parties, but no later than January 2028. Accrued interest is payable on a quarterly basis. To the extent the payment made by OPC Power is lower than the amount of the accrued interest, the payment in respect of the balance will be postponed to the following quarter – but not later than January 2028.

As of the report date, total investments in Partnership’s equity and the outstanding balance of the loans (including accrued interest) amount to approx. USD 927 million (approx. NIS 3,363 million), and approx. USD 339 million (approx. USD 1,228 million), respectively. In March 2023, the Company and the Financial Investors approved their participation in an additional investment commitment for backing guarantees that were or will be provided for the purpose of development and expansion of projects - each based on its pro rata share, as outlined above, for a total of approx. USD 75 million. In September 2023, after utilizing the entire investment commitment and the shareholder loans advanced, the facility was increased by USD 100 million, each partner according to its proportionate share (the Company’s share in the facility - USD 70 million). As of the approval date of the financial statements, the total balance of investment undertakings and shareholders’ loans advanced by all partners is estimated at approx. USD 100 million (approx. NIS 363 million) (excluding the guarantees facility as stated above).

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 25 – SUBSIDIARIES (cont.)

A.        Material Group subsidiaries (cont.)

(4)	Gnrgy

In May 2021, the Company acquired 27% of the share capital of Gnrgy, a privately-held company which operates in the field of EV charging services, and the installation of charging stations for electric vehicles, for a total consideration of approx. NIS 25 million. Furthermore, in December 2021, the Company invested further NIS 29 million in Gnrgy (against the allocation of new Gnrgy shares); at the same time, the Company purchased shares from the Developer in consideration for approx. NIS 13 million. Subsequent to the additional investment in Gnrgy, the Company holds 51%13 of Gnrgy’s share capital.

Concurrent with the agreement for the acquisition of Gnrgy’s shares, a shareholders’ agreement was signed that governs the relationship between the Company and the Developer following the completion of the transaction. In addition, the Shareholders’ Agreement determines, among other things, the rights of the shareholders in connection with appointment of directors to Gnrgy’s Board of Directors, the voting power (rights) of each of them will reflect the rates of ownership of the parties in Gnrgy’s share capital. As part of the agreement, the Company was awarded the option to purchase the remaining shares held by the Developer and reach a 100% stake in Gnrgy’s share capital at an exercise price that will be derived from the fair value of Gnrgy on the exercise date, assuming an agreed‑to rate and period, but no less than a price based on the value of the original transaction.

Subsequent to the reporting date, OPC Israel entered into a separation agreement with the Developer (49%), according to which the parties gave each other the power to take action to sell their Gnrgy shares as part of the process and at the terms described in the agreement. According to the Agreement, OPC Israel will have a right of first refusal to purchase all of the Developer’s shares in Gnrgy at the dates and at the terms and conditions set in the Agreement. If during the time set for the Subsidiary in the agreement, OPC Israel (or a third party acting on its behalf) will not issue a notice regarding the purchase of the Developer’s shares in Gnrgy, the Developer will have the right to purchase shares of OPC Holdings in Gnrgy shares at the terms and on the dates set in the separation agreement regarding this stage. If during the time set for the Developer in the agreement no such notice will be delivered by it (or a third party acting on its behalf) as stated above, the Agreement will expire, and the parties’ holdings in Gnrgy will not change.

For further details regarding the impairment loss recognized in the Company’s Financial Statements as of December 31, 2023 in respect of Gnrgy, see Note 12D.

[13]	As from December 31, 2021, the Company includes Gnrgy’s results in its consolidated financial statements and includes it in the Israel segment.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 25 – SUBSIDIARIES (cont.)

B.         Significant restrictions on the transfer of resources between Group entities

Company	The Company’s holding rate (indirect) as at December 31, 2023	Limit
OPC Israel	80%	For further details, see Note 16B2
OPC Power Plants	80%	For further details, see Note 16B6
Hadera	80%	For further details, see Note 16B1 and Note 16B6
Zomet	80%	For further details, see Note 16B1 and Note 16B6
Rotem	80%	For further details, see Note 16B6
Gat	80%	For further details, see Note 16B1 and Note 16B6
Keenan	70%	For further details see Note 16B3
Mountain Wind	70%	For further details, see Note 16B4
Maple Hill	70%	For further details see Note 16B5

C.       Non-controlling interests in consolidated companies

OPC Israel

Set forth below is financial information about OPC Israel (before the elimination of intra-group transactions), in which there are - as of the report date - non-controlling interests of 20% that are material to the Group.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 25 – SUBSIDIARIES (cont.)

C.          Non-controlling interests in consolidated companies (cont.)

As at December 31
2023
NIS million

Current assets	614
Non-current assets	5,094
Current liabilities	770
Non-current liabilities	2,808
Non-controlling interests	14

Total assets, net	2,116

Information on results:

For the year ended December 31
2023
NIS million

Sales	2,283
Profit for the year	129
Total comprehensive income	122
Profit attributable to the non-controlling interests	4

Cash flow data:

For the year ended December 31
2023
NIS million

Cash flows from operating activities	631
Cash flows from investing activities	(278)
Cash flows for financing activities	(286)

Total increase in cash and cash equivalents	67

Dividend distribution

During the reporting period, no dividend distributions were made by OPC Israel.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 25 – SUBSIDIARIES (cont.)

C.       Non-controlling interests in consolidated companies (cont.)

OPC Power

Set forth below is financial information about OPC Power (before the elimination of intra-group transactions), in which there are - as of the report date - non-controlling interests of 30% that are material to the Group.

	As at December 31
	2023	2022
	NIS million	NIS million

Current assets	719	443
Non-current assets	5,623	3,790
Current liabilities	458	107
Non-current liabilities	2,692	1,450
Non-controlling interests *	957	803

Total assets, net	2,235	1,873

Information on results:

	For the year ended December 31
	2023	2022	2021
	NIS million	NIS million	NIS million

Sales	269	192	164
Profit (loss) for the year*	9	60	(218)
Total comprehensive income (loss)*	(107)	153	(164)
Profit (loss) attributable to the non-controlling interests*	3	18	(65)

(*) The OPC Power partnership does not file tax returns; therefore - its results are presented before the effect of taxes on income.

Cash flow data:

	For the year ended December 31
	2023	2022	2021
	NIS million	NIS million	NIS million

Cash flows for operating activities (used in operating activities)	(72)	(54)	6
Cash flows from investing activities	(1,295)	(403)	(2,229)
Cash flows for financing activities	1,495	488	2,381
Effect of exchange rate fluctuations on cash and cash equivalent balances	(15)	28	48

Total increase in cash and cash equivalents	113	59	206

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 25 – SUBSIDIARIES (cont.)

C.        Non-controlling interests in consolidated companies (cont.)

Dividend distribution

During 2021 - 2023, no dividend distributions were made by OPC Power.

D.        Loans from non‑controlling interests

1.	Composition

	As at December 31
	2023	2022
	NIS million	NIS million

Loans from non‑controlling interests (1)	454	437
Current maturities	(32)	(13)

	422	424

(1) Loans from non‑controlling interests:

	As at December 31
	2023	2022
	NIS million	NIS million

Loan to Rotem (see Section 2 below)	26	145
Loan to OPC Power Ventures (see Section A3 above)	368	286
Loan to OPC Israel (see Section 3 below)	60	-
Other loans	-	6

	454	437

2.	Loan to Rotem

The Rotem power plant project was funded using project financing advanced by a consortium of lenders. In October 2021, early repayment of the full outstanding balance of Rotem's project financing in the amount of approx. NIS 1,292 million (including an early repayment fee) was completed, a debt service reserve and additional restricted cash totaling approx. NIS 125 million were released, and guarantees related to the financing agreement were canceled.

In order to finance a portion of the early repayment amount, totaling NIS 1,130 million, the Company and Veridis extended to Rotem shareholder loans according to their share in Rotem’s shares as of that date (hereinafter - the “shareholder loans”), such that the Company provided an amount of NIS 904 million, and Veridis provided an amount of NIS 226 million. The shareholder loans are not linked and bear annual interest of 2.65% (representing market conditions as at the loans grant date) or interest in accordance with Section 3(J) of the Income Tax Ordinance, whichever is higher. The loans shall be repaid in quarterly unequal installments in accordance with the free cash flow balance, and in any case no later than October 2031.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 25 – SUBSIDIARIES (cont.)

D.	Loans from non‑controlling interests (cont.)

2.	Loan to Rotem (cont.)

In January 2023 and as part of the completion of the Veridis transaction (as described in Section A1 above), shareholder loans totaling NIS 400 million were repaid (including payment of interest totaling approx. NIS 6 million); as of the approval date of the financial statements, the balance of the loans to Rotem is approx. NIS 129 million (of which the Company’s share is approx. NIS 103 million and Veridis’ share is approx. NIS 26 million).

3.	Debt to OPC Israel

On December 27, 2023, the Company and Veridis advanced a debt to OPC Israel according to their share in its shares (hereinafter - the “Debt”), such that the Company advanced a total of approx. NIS 240 million and Veridis advanced a total of approx. NIS 60 million. The Debt is CPI-linked and bears annual interest of 2.75%. The Debt’s principal and interest shall be repaid according to an amortization schedule as set in the agreement.

Subsequent to the reporting period, the Company and Veridis advanced an additional debt under identical conditions, such that the Company advanced a total of approx. NIS 54 million and Veridis advanced a total of approx. NIS 13 million.

E.	Business combinations that occurred during the reporting period

1.	Acquisition of the Kiryat Gat Power Plant

In 2022, the Company entered, through a wholly-owned subsidiary - OPC Power Plants (hereinafter - the “Acquirer”), together with Dor Alon Energy in Israel (1988) Ltd. (hereinafter - “Dor Alon”), and Dor Alon Gas Power Plants Limited Partnership (hereinafter jointly: the “Seller”) into an agreement for the purchase of all rights in a power plant located in the Kiryat Gat Industrial Zone (hereinafter - the “Acquisition Agreement”).

On March 30, 2023 the transaction was completed, and all rights in the Gat Partnership were transferred to the Group in consideration for approx. NIS 870 million (subject to working capital adjustments at an immaterial amount), of which approx. NIS 303 million were used to repay the shareholder loan, and the remaining balance of approx. NIS 567 million was used to acquire all the rights in the Gat Partnership (of which a total of approx. NIS 294 million constitutes a deferred consideration that was paid at the end of the reporting period). For further details regarding the project financing agreement that was signed on March 30, 2023, and which was used to finance part of the consideration as stated above, see Note 16B1.

Determination of fair value of assets and liabilities identifiable as of the acquisition date:

The acquisition of the Gat Power Plant was accounted for according to the provisions of IFRS 3 - “Business Combinations”. Therefore, on the Transaction Completion Date, the Company included in its financial statements the net identifiable assets of the Gat Power Plant in accordance with their fair value, that was estimated by an independent external appraiser (BDO Ziv Haft). As of the approval date of the financial statements, the Company had not yet completed the attribution of the acquisition cost to the identifiable assets and liabilities, due to the short time that had elapsed from the business combination date to the financial statements' approval date. As a result, some of the fair value data are temporary and there may be changes that will affect the data included in these financial statements.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 25 – SUBSIDIARIES (cont.)

   E.       Business combinations that occurred during the reporting period (cont.)

  1.         Acquisition of the Kiryat Gat Power Plant (cont.)

Set forth below is the fair value of the identifiable assets and liabilities acquired (according to temporary amounts):

In NIS million

Cash and cash equivalents	2
Trade and other receivables	24
Property, plant, and equipment and right-of-use assets - facilities and electricity generation and supply license (1)	620
Property, plant, and equipment - land owned by the Gat Partnership (2)	84
Trade and other payables	(26)
Loans from former right holders (3)	(303)
Deferred tax liability	(69)
Net identifiable assets	332
Goodwill (4)	220
Total consideration (5)	552

(1)
The Group opted to implement the expedient as per IFRS 3, and allocate the fair value of the facilities and the electricity supply license to a single asset. The fair value was estimated using the Multi Period Excess Earning Method (MPEEM). The valuation methodology included a number of key assumptions that constituted the basis for cash flow forecasts, including, among other things, electricity and gas prices, and nominal post-tax discount rate of 8%-8.75%. The said assets are amortized over approx. 27 years from the acquisition date, taking into account the expected residual value at the end of the assets’ useful life.

(2)	The fair value of the land was determined by an external and independent land appraiser using the discounted cash flow technique, at a rate of 8%.

(3)	As stated above, the loans were repaid immediately after the acquisition date.

(4)	The goodwill arising as part of the business combination reflects the synergy between the activity of the Gat Power Plant and the Rotem and Hadera power plants.

(5)
The consideration includes a cash payment of approx. NIS 270 million plus deferred consideration, whose present value is estimated, as of the Transaction Completion Date, at approx. NIS 285 million less a total of approx. NIS 3 million for adjustments for working capital.

In NIS million
The aggregate cash flows that were used by the Group for the acquisition transaction:
Cash and cash equivalents paid	549
Cash and cash equivalents acquired	(2)
547

Furthermore, approx. NIS 303 million were used to repay the shareholder loan as described above.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 25 – SUBSIDIARIES (cont.)

   E.        Business combinations that occurred during the reporting period (cont.)

2.	Acquisition of the Mountain Wind Power Plants

In January 2023, CPV Group (through a 100%-held corporation) entered into an agreement for the acquisition of all rights (100%) in four active wind energy power plants with an aggregate capacity of approx. 81.5 MW located in Maine, New England USA (hereinafter - the “Mountain Wind Project”).

On April 5, 2023, the transaction was completed and CPV Group received all rights in the Mountain Wind Project against payment of approx. a consideration of approx. NIS 625 million (approx. USD 175 million) (after adjustments as is generally accepted in agreements of this type). For further details regarding the project financing agreement that was signed on April 6, 2023, and which was used to finance part of the consideration as stated above, see Note 16B4.

The acquisition of the Mountain Wind project was accounted for according to the provisions of IFRS 3 - “Business Combinations”. Therefore, on the Transaction Completion Date, the Company included in its financial statements the fair value of the net identifiable assets and goodwill of the Mountain Wind project, that was estimated by an independent external appraiser (PwC Israel).

In the reporting period, the allocation of the acquisition cost to identifiable assets and liabilities has been completed, with no changes compared with the financial data reported in the financial statements for the first quarter of 2023.

Set forth below is the fair value of the identifiable assets and liabilities acquired:

	In NIS million (Based on the USD exchange rate at acquisition date)	In USD million

Trade and other receivables	14	4
Property, plant & equipment (1)	451	127
Intangible assets (1)	93	26
Trade and other payables	(3)	(1)
Liabilities in respect of evacuation and removal	(5)	(2)
Net identifiable assets	550	154
Goodwill (2)	75	21
Total consideration	625	175

(1)
The fair value was estimated using the discounted cash flow method. The valuation methodology included a number of key assumptions that constituted the basis for cash flow forecasts, including, among other things, electricity and gas prices, and nominal post-tax discount rate of 5.75%-6.25%. Intangible assets are amortized over 13 to 17 years, and property, plant, and equipment items are depreciated over 20 to 29 years.

(2)
The goodwill in the transaction reflects the business potential of the Group’s entry into the renewable energies market in New England, USA. The goodwill was allocated at the level of the renewable energy segment in the USA, since this is the lowest level at which goodwill is subject to monitoring for internal reporting purposes. CPV Group expects that the entire amount of the goodwill will be deductible for tax purposes.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 26 – ASSOCIATES

CPV Group’s operations in the energy transition sector, as described in Note 27 below, is carried out through associates.

Set forth below is condensed information regarding principal associates of CPV Group. In addition, the CPV Group owns additional associates that hold rights to projects under development and in which the investment, as of the Report date, amounts to non-material amounts.

A.	Condensed financial information on the financial position as at December 31, 2023 and results of operations for 2023:

	Fairview	Maryland	Shore	Towantic	Valley	Three Rivers
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Holding rate	25.0%	25.0%	37.5%	26.0%	50.0%	10.0%

Current assets	161	169	196	271	174	190
Non-current assets	3,307	2,360	3,394	3,194	2,442	5,056

Total assets	3,468	2,529	3,590	3,465	2,616	5,246

Current liabilities	235	233	233	730	382	437
Non-current liabilities	1,249	1,139	2,343	809	1,348	2,581

Total liabilities	1,484	1,372	2,576	1,539	1,730	3,018

Net assets	1,984	1,157	1,014	1,926	886	2,228

Company's share	496	289	380	501	443	226
Fair value adjustments made on acquisition date	287	(51)	(178)	96	(2)	30

Carrying amount of investment	783	238	202	597	441	256

	Fairview	Maryland	Shore	Towantic	Valley	Three Rivers
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Operating income	1,045	885	602	1,244	882	526
Net change in fair value of derivative financial instruments	(35)	(4)	(104)	216	-	10
Total income	1,010	881	498	1,460	882	536

Operating expenses	(549)	(708)	(639)	(812)	(611)	(493)
Operating income (loss)	461	173	(141)	648	271	43

Finance expenses, net	(70)	(85)	(134)	(45)	(152)	(41)

Net income (loss) *	391	88	(275)	603	119	2
Other comprehensive income (loss) *	(63)	(95)	(69)	(115)	84	(45)

Comprehensive income (loss)	328	(7)	(344)	488	203	(43)

Company’s share in profit (loss)	98	22	(103)	157	60	-
Company’s share in other comprehensive income (loss)	(16)	(24)	(26)	(30)	42	(5)

Reductions of profit and loss in respect of adjustments to fair value made on the acquisition date	(7)	2	14	-	1	-

Share in the profits (losses) of associates	91	24	(89)	157	61	-
Group's share in other comprehensive income (loss) of associates	(16)	(24)	(26)	(30)	42	(5)

Depreciation and amortization	105	78	141	127	75	58

(*) It should be noted that the associates do not file tax returns and therefore their results do not reflect the tax effect.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 26 – ASSOCIATES (cont.)

B.	Condensed financial information on the financial position as at December 31, 2022 and results of operations for 2022:

	Fairview	Maryland	Shore	Towantic	Valley	Three Rivers
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Holding rate	25.0%	25.0%	37.5%	26.0%	50.0%	10.0%

Current assets	348	260	327	305	208	115
Non-current assets	3,304	2,304	3,461	3,295	2,388	4,710

Total assets	3,652	2,564	3,788	3,600	2,596	4,825

Current liabilities	585	260	189	471	1,908	169
Non-current liabilities	1,409	1,128	2,287	1,726	23	2,889

Total liabilities	1,994	1,388	2,476	2,197	1,931	3,058

Net assets	1,658	1,176	1,312	1,403	665	1,767

Company's share	415	294	492	365	333	213
Fair value adjustments made on acquisition date	283	(51)	(186)	94	(3)	29

Carrying amount of investment	698	243	306	459	330	242

	Fairview	Maryland	Shore	Towantic	Valley	Three Rivers
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Operating income	1,231	813	836	1,685	1,409	-
Net change in fair value of derivative financial instruments	25	5	41	(25)	(47)	(9)

Total income	1,256	818	877	1,660	1,362	(9)

Operating expenses	(873)	(629)	(745)	(1,427)	(1,040)	(20)

Operating income (loss)	383	189	132	233	322	(29)

Finance income (expenses), net	(50)	(77)	(110)	(74)	(89)	3

Net income (loss) *	333	112	22	159	233	(26)
Other comprehensive income *	53	22	55	76	4	181

Comprehensive income	386	134	77	235	237	155

Company’s share in profit (loss)	83	28	8	41	117	(3)
Company's share in other comprehensive income	13	6	22	20	2	18

Share in the profits (losses) of associates	79	30	20	41	118	(3)
Group's share in other comprehensive income of associates	13	6	22	20	2	18

Depreciation and amortization	91	71	109	112	64	-

(*) It should be noted that the associates do not file tax returns and therefore their results do not reflect the tax effect.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

C.	Investments in property, plant and equipment of associates

 Set forth below is additional information regarding investments of associates in property, plant and equipment (including periodic maintenance):

	Fairview (1)	Maryland (2)	Shore (3)	Towantic	Valley (4)	Three Rivers
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Holding rate	25.0%	25.0%	37.5%	26.0%	50.0%	10.0%

Investments in 2023	63	101	69	37	64	78
Investments in 2022	52	45	21	27	56	N/A

(1)	In 2023 includes payments in respect of major maintenance work of approx. NIS 19 million.

(2)	In 2023 and 2022 includes one-off costs in respect of investments in the power plant compound (which are one-off in nature) totaling approx. NIS 76 million and approx. NIS 23 million, respectively.

(3)	In 2023 includes payments in respect of major maintenance work of approx. NIS 46 million.

(4)
In 2023 includes payments in respect of major maintenance work of approx. NIS 17 million. In 2023 and 2022 includes investment in the power plant compound (which is one-off in nature) totaling approx. NIS 25 million and approx. NIS 32 million, respectively.

D.	Dividends received from associates

     During the reporting period and in 2021 CPV Group received dividends from associates totaling approx. NIS 13 million and approx. NIS 32 million, respectively. In 2022 no dividends were distributed by associates.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 26 – ASSOCIATES (cont.)

E.	Attachment of financial statements of material associates

The Company includes in its Financial Statements as of December 31, 2023, the financial statements of Valley and Towantic, and at the approval of the Israel Securities Authority’s staff following the Company’s request, the Company will publish the financial statements of Fairview as of December 31, 2023 through March 31, 2024 (hereinafter - “Material Associates”). The financial statements of the Material Associates are drawn up in accordance with US GAAP, which vary, in some respects, from IFRS. For information regarding adjustments made to the Material Associates’ financial statements in order to make them compatible with the Company’s accounting policies and rules, see Note 30.

According to legal advice received by CPV Group, under the relevant US law it is not required to sign the financial statements of the material associates, and the attached financial statements were approved by the competent organs, and an opinion of the independent auditors was attached thereto.

The Material Associates’ functional and presentation currency is the USD. As of the report date, the exchange rate is NIS 3.627 per USD.

On June 27, 2023, Valley’s financing agreement was amended and extended (hereinafter - the “Amendment and Extension Agreement). According to the original financing agreement, the contractual repayment date with regard to loans whose balance as of the signing date of the amendment and extension agreement was approx. NIS 1.5 billion (approx. USD 415 million, CPV Group’s share - 50%), will be June 30, 2023. According to the amendment and extension agreement, the final repayment date was postponed to May 31, 2026. Set forth below are the key terms of the financing agreement amendment and extension:

A.
The annual repayments of the loan principal until a Title V permit is received (if it is, indeed, received) and reaching a certain leveraging ratio as set in the amendment and extension agreement shall amount to the entire free cash flow amount of Valley (100% cash sweep). After receiving the Title V permit and complying with the coverage ratio that was set, the annual repayment amount shall vary, and will be calculated based of a combination of a fixed predetermined amortization schedule and a 50% cash sweep mechanism, such that the entire free cash flow in excess of the said amount will be available to Vally, and will be used to cover operating costs, service the debt, and other liquidity needs.

B.
On the signing date of the Amendment and Extension Agreement, Valley repaid NIS 200 million (approx. USD 55 million; CPV Group’s share - 50%) by advancing subordinated shareholder loans to Valley (the Company’s share in the said shareholder loans is approx. NIS 61 million, approx. USD 17 million).

C.	The base interest was revised to SOFR-based interest plus a weighted average interest margin of approx. 5.75% for the project).

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 27 – SEGMENT REPORTING

As of the report date the Group has three reportable operating segments, that constitute strategic business units of the Group, and other activities that do not constitute reportable segments.
These strategic business units are managed separately for resource allocation and performance review evaluation due to the fact that some are in different markets, and others require different technology and adjustment of the trading structure of each unit.

Set forth below is a brief description of the business activities of each of the Group’s three operating segments:

•
The Israel Segment (through OPC Israel Holdings, 80%) - Under this operating segment, the Company is engaged in the generation and supply of electricity and energy, mainly to private customers and to the System Operator, and in the development, construction and operation in Israel of power plants and energy generation facilities powered using natural gas and renewable energy. The Company is also engaged in the electric vehicles charging and energy management in Israel segment through Gnrgy. For further details about the completion of the Veridis transaction in the reporting period and the restructuring of the area of activity in Israel, see Note 25A1 to the Financial Statements.

•
US Renewable Energies Segment (through CPV Group, 70%) - in this area of operation, the Company engages in the initiation, development, construction and operation of renewable energy power plants (solar and wind) in the USA, and the supply of electricity from renewable sources. The activities in this segment are held through wholly owned subsidiaries of CPV Group.

•
Energy Transition in the USA (through CPV Group, 70%) - in this area of activity, the Company is engaged in the initiation, development, construction and operation of conventional energy power plants (natural gas), which supply efficient and reliable electricity. The active power plants in this area of operation are held through associates (which are not included in CPV Group’s financial statements, and accordingly in the Company’s Financial Statements).

In addition, the Company is engaged, through CPV Group, in a number of business activities in the USA, which - as of the report date - are not material to the Group’s operating results (and do not constitute reportable segments in the financial statements):

(1) The development of electricity and energy generation projects (high-efficiency natural gas-fired power plants) that integrate carbon capture capabilities; (2) the provision of assets and energy management services to power plants in the USA owned by CPV Group and third parties; and (3) in the beginning of 2023, CPV Group launched retail electricity sales operations to commercial customers.

The segment’s results are based on the adjusted EBITDA, which is the profit (loss) of the Company before: Depreciation and amortization, changes in the fair value of derivatives, net finance expenses or income, and income taxes, as well as non-recurring income (expenses). The data of associates and joint ventures are included by way of proportionate consolidation according to the CPV Group's holding rate therein, and accordingly, the adjustments column includes mainly adjustments relating to the transition from the “proportionate consolidation” method that was used in internal management reports, and accordingly in this note, to the equity method in accordance with IFRS.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 27 – SEGMENT REPORTING (cont.)

	For the year ended December 31, 2023
	Israel	Energy Transition - United States	Re-newable energies in the USA	Other activities in the USA	Adjust-ments to conso-lidated	ConsolidatedConso-lidated - total
	In NIS million

Income from sales and provision of services	2,283	1,525	146	123	(1,525)	2,552

EBITDA after proportionate consolidation adjusted[1] for the period	580	577	31	6	(580)	614

Adjustments:
Share in profits of associates						242
Net pre-commissioning expenses of Zomet						(18)
General and administrative expenses at the US headquarters (not allocated to segments in the USA)						(58)
General and administrative expenses at the Company’s headquarters (not allocated to operating segments)						(27)
Total EBITDA for the year						753

Depreciation and amortization						(303)
Finance expenses, net						(197)
Other expenses, net						(16)
						(516)

Profit before taxes on income						237

Expenses for income tax						(68)

Profit for the year						169

The total EBITDA generated by the Group’s activities in the USA (including the associates) in 2023 amounts to approx. NIS 556 million.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 27 – SEGMENT REPORTING (cont.)

	For the year ended December 31, 2022
	Israel	Energy Transition - United States	Re-newable energies in the USA	Other activities in the USA	Adjust-ments to conso-lidated	Consol-idated - total
	In NIS million

Income from sales and provision of services	1,735	1,967	95	97	(1,967)	1,927

EBITDA adjusted after proportionate consolidation for the year	367	562	26	-	(564)	391

Adjustments:
Share in profits of associates						286
Net pre-commissioning expenses of Zomet						(10)
General and administrative expenses at the US headquarters (not allocated to segments in the USA)						(111)
General and administrative expenses at the Company’s headquarters (not allocated to operating segments)						(26)
Total EBITDA for the year						530

Depreciation and amortization						(201)
Finance expenses, net						(47)
						(248)

Profit before taxes on income						282

Expenses for income tax						(65)

Profit for the year						217

The total EBITDA generated by the Group’s activities in the USA (including the associates) in 2022 amounts to approx. NIS 477 million.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 27 – SEGMENT REPORTING (cont.)

	For the year ended December 31, 2021
	Israel	Energy Transition - United States	Re-newable energies in the USA	Other activities in the USA	Adjust-ments to conso-lidated	Consol-idated - total
	In NIS million

Income from sales and provision of services	1,412	1,110	82	81	(1,110)	1,575

EBITDA adjusted after proportionate consolidation for the year	352	339	29	8	(340)	388

Adjustments:
Share in losses of associates						(35)
General and administrative expenses at the US headquarters (not allocated to segments in the USA)						(73)
General and administrative expenses at the Company’s headquarters (not allocated to operating segments)						(21)
Total EBITDA for the year						259

Depreciation and amortization						(179)
Finance expenses, net						(457)
Other expenses, net						(3)
						(639)

Loss before income taxes						(380)

Tax benefit						77

Loss for the year						(303)

The total EBITDA generated by the Group’s activities in the USA (including the associates) in 2021 amounts to approx. NIS 303 million.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 28 – CONTINGENT LIABILITIES AND COMMITMENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD

A.      Lawsuits and other contingent liabilities

1.
In November 2017, a petition was filed with the Tel Aviv-Jaffa District Court for certification of a derivative claim on behalf of Bazan Ltd. (hereinafter – “Bazan” and the “Petition”, respectively) by a Bazan shareholder. The Petition is based on the petitioner’s claim that the engagement in the electricity purchase transaction between Bazan and Rotem is an extraordinary interested party transaction that did not receive the approval of the general meeting of Bazan shareholders on the relevant dates. The respondents to the Petition include Bazan, Rotem, Israel Corporation Ltd. and members of Bazan’s board of directors at the time of the engagement in the electricity purchase transaction. The remedies sought include a mandatory injunction and financial remedies.

In July 2018, the Company submitted its response to the motion. The Company rejected the claims made in the motion. In August 2022, after the approval by the relevant organs in the Company, a settlement arrangement was filed with the court for approval. In February 2023 the court handed down a judgment that approved the settlement agreement, and accordingly Rotem paid in the reporting period a total of approx. NIS 2 million, which reflects its share as set out in the settlement arrangement.

2.
In January 2018, a petition was filed with the District Court in Tel Aviv-Jaffa for certification of a derivative claim (hereinafter in this Section – the “Petition”) by a shareholder in Bazan against former and current directors of Bazan, ICL Group Ltd., the Company, Rotem and Hadera, and against Israel Corporation Ltd and its controlling shareholders, regarding gas purchase transactions of the forgoing Group Companies, including the inter-company aspects, in a transaction of the Companies for the purchase of natural gas from Energean (for further details see Note 28C), aspects related to the method of approval by Bazan organs of the natural gas sales transaction from Tamar Group (for further details see Note 28C), and a transaction for sale of surplus gas to Bazan (in recent years, no such transactions were carried out). Under the motion to certify a derivative claim, the plaintiff petitions for declaratory relief as well as restitution of benefits which it claims were awarded to the respondents, while failing to quantify their value. Therefore, this derivative claim cannot be quantified. In August 2018, the Company submitted its response to the motion. The Company rejected the claims made in the motion. Evidentiary hearings were held in the second half of 2021. Closing statements on behalf of the Company were filed to the Court in November 2022. In a new ruling handed down in November 2023, the Court dismissed the entire motion.

3.
In previous years, the Israel Electric Corporation and System Operator have contacted Rotem in connection with open issues between the parties. In this regard, the IEC raised contentions regarding past accounting and collection differences in amounts that are immaterial to the Company. In addition, the IEC stated its position with respect to additional matters in the arrangement between the parties relating to the acquisition price of surplus energy and the acquisition cost of energy by Rotem during performance of tests. Rotem’s position regarding the matters raised by the IEC, based on its legal counsels, was different and the parties held discussions in order to reach agreements. In March 2022, a settlement agreement was signed between Rotem and IEC (which was consistent with the Company’s assessments and the provisions made as of that date), under which Rotem paid the IEC a total of approx. NIS 5.5 million in respect of some of the disputes between the parties. It should be noted that the Settlement Agreement does not constitute a settlement or waiver of the claims of the parties and/or of the System Operator regarding other existing or future open issues.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 28 – CONTINGENT LIABILITIES AND COMMITMENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD (cont.)

A.     Lawsuits and other contingent liabilities (cont.)

3.      (cont.)

It is noted that in recent years the System Operator notified Rotem that according to its approach the sale of energy to end consumers in excess of the production capacity of Rotem’s power plant, deviates from the provisions of Rotem’s PPA with the Israel Electric Corporation. Furthermore, Rotem was informed that the System Operator disputes Rotem’s position as to the applicability of Appendix O to Rotem’s PPA with the Israel Electric Corporation, and including as to Rotem’s electricity sale options. In addition, during the reporting period, the System Operator contacted Rotem and claimed that it had transmitted excess energy without prior agreement (Rotem disputes the claim). In another communication of the System Operator in the reporting period, it reiterated its position as to consumption deviations beyond Rotem’s production capacity, and claimed, without derogating from its in-principle position, and among other things, that the consumption deviations shall be charged at a tariff based on high voltage general energy demand management rate plus 25%. Rotem disagrees with the System Operator’s position, and conducts negotiations therewith, and to the best of its understanding the said issues are expected to be regulated within the scope of complementary arrangements (including receipt of a supply license), which are supposed to be set by the Israeli Electricity Authority (if they are set, and depending on the substance of the final arrangements).

As of the Financial Statements approval date, there is no certainty as to the terms of the complementary arrangements that will be decided upon, should they be decided upon.

In the opinion of the Company, based on the assessment of its legal counsel, the chances that the Company’s position will be allowed are higher than the chances that it will be dismissed.

4.
In January 2016, an agreement was signed between Hadera and SerIDOM Servicios Integrados IDOM, SAU (hereinafter in this Section - the "Construction Contractor”) for the design, engineering, purchase and construction of a cogeneration power plant for consideration in an amount equivalent to an estimated total of approx. NIS 639 million (as amended several times as part of additions and modification orders), which is payable on the basis of the progress of construction and compliance with milestones (hereinafter - the "Construction Agreement"). The Construction Contractor provided Hadera with bank guarantees (in various currencies), and a corporate guarantee of the parent company to secure these obligations.

On July 1, 2020, the commercial operation date of the Hadera Power Plant commenced, after a delay in power plant’s completion of construction as a result of, among other things, components replaced or repaired.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 28 – CONTINGENT LIABILITIES AND COMMITMENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD (cont.)

A.     Lawsuits and other contingent liabilities (cont.)

4.      (cont.)

Pursuant to the Construction Agreement, Hadera is entitled to receive agreed compensation from the Construction Contractor for the delay in completion of the construction of the Hadera Power Plant (hereinafter - the "Compensation for Delay in Delivery of the Power Plant" or “LDS”) or compensation (limited to the amount of the limit set in the Agreement) in the event of failure to comply with the terms set out in the Agreement with regard to the Power Plant performance (hereinafter - "Compensation for Power Plant Performance"). The said compensation is capped by the amounts specified in the construction agreement, and up to an aggregate gap of approx. USD 36 million. Furthermore, according to the Construction Agreement, Hadera has a contractual right to deduct any amount due to it under the Construction Agreement, including for the foregoing compensation, from any amounts that it owes to the construction contractor. Accordingly, Hadera offset a total of approx. USD 14 million from amounts payable to the construction contractor in respect of the last milestones. As a result, in September 2021, the Construction Contractor instigated arbitration proceedings against Hadera, claiming, among other things, that Hadera does not have any cause for charging the amounts specified in the agreement in respect of LDs and due to non-compliance with conditions set out in the agreement in connection with the performance of the power plant (including by way of offsetting) (hereinafter - the “Arbitration Proceeding”).

In December 2023, Hadera and the Construction Contractor signed a settlement agreement, according to which, among other things, in exchange for the withdrawal from, and full and final settlement of, the parties' claims in connection with the disputes between Hadera and the Construction Contractor that are the subject of the arbitration proceeding, the Contractor paid Hadera compensation in the amount of approx. NIS 74 million (approx. USD 21 million) (hereinafter - the "Compensation Amount”), and on the other hand, Hadera will pay the amounts it offset to the Construction Contractor totaling approx. USD 14 million, as stated above, such that the net compensation amount paid to Hadera amounts to approx. NIS 25 million (approx. USD 7 million). In addition, following the payment of the remaining Compensation Amount, the contractor's guarantees were released in accordance with the terms and conditions stipulated in the settlement agreement, and the Construction Contractor is entitled to a final acceptance certificate of the power plant under the construction agreement. Upon the signing of the settlement agreement, the arbitration proceeding between the parties was concluded.

As a result of the signing of the settlement agreement with the Construction Contractor, during the reporting period the Company recognized a total of approx. NIS 41 million out of the compensation as part of the income line item, and the remaining amount of approx. NIS 33 million was offset from property, plant and equipment.

5.
The Group companies usually record provisions for claims which, in their management’s opinion, based on their legal counsels, will more likely than not materialize. The provision is made according to an estimate of the expected amounts of the payments for settlement of the liability. As at the report date, additional exposure for which there is no provision amounts to approx. NIS 24 million.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 28 – CONTINGENT LIABILITIES AND COMMITMENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD (cont.)

B.     Maintenance and service agreements

1.      Agreement in Rotem

On June 27, 2010, Rotem entered into an agreement with Mitsubishi14 for the long-term maintenance of Rotem Power Plant, from the commercial operation date, for an operating period of 100 thousand work hours or up to the date on which 8 scheduled maintenance services are completed on the gas turbine (which the Company estimates to be approx. 12 years of the Rotem Power Plant’s commercial date of operation), at a cost of approx. EUR 55 million (as of the signing date of the agreement), payable over the period based on the formula provided in the agreement (hereinafter in this section – the “Maintenance Agreement”). Under the Maintenance Agreement, Mitsubishi will perform maintenance work on the main components of Rotem Power Plant, comprising the gas turbine, the steam turbine and the generator. In addition, Mitsubishi will supply new or refurbished spare parts, as necessary. It is noted that the Maintenance Agreement covers scheduled maintenance work and that, as a rule, Rotem will be charged separate additional amounts for any unscheduled or additional work, if required.

The Maintenance Agreement includes Mitsubishi’s guarantees with regard to the performance of the Rotem Power Plant. Mitsubishi undertook to compensate Rotem in the event of failure to comply with the foregoing guarantees, subject to the terms and provisions of the agreement, and Rotem undertook to pay Mitsubishi to for improvement in the performance of Rotem Power Plant resulting from the maintenance work; all this – up to an annual maximum limit, as set out in the Maintenance Agreement.

In December 2023, Rotem entered into a new maintenance agreement with Mitsubishi Power Europe Ltd. and a company operating on its behalf that will serve as a local contractor (hereinafter jointly - “Mitsubishi”) at a total estimated cost of approx. EUR 67 million that will be paid over the term of the agreement, in accordance with the payments schedule set in the agreement. The New Maintenance Agreement is expected to replace the Original Maintenance Agreement described above, the expected expiry date of which is October 2025.

The term of the New Maintenance Agreement shall be 12 years as from the end of the term of the Original Maintenance Agreement, or the completion of the required maintenance work (which is quantified based on a number of parameters as set out in the agreement), according to the latest of the options, and no later than 20 years from the end of the term of the Original Rotem Maintenance Agreement. As part of the New Maintenance Agreement, Mitsubishi gives Rotem an undertaking to maintain a certain level of availability of the components relevant to the power plant and other parameters related to the performance of the relevant components in the power plant (including an undertaking regarding emissions). If Mitsubishi fails to meet the values it has undertaken to meet as set in the New Maintenance Agreement, it will be required to pay agreed compensation in respect of non-compliance as set forth above, and if it will achieve values that are higher than those it has undertaken to meet, it will be entitled to a bonus. In addition, Mitsubishi gave Rotem a warranty undertaking in connection with some of the maintained components, in accordance with the provisions that were set in the New Maintenance Agreement. It should be noted that the time tables for the execution of maintenance work in the power plant was extended such that it was decided that maintenance work will be executed in the power plant every 25,000 working hours (approx. three years).

14 Mitsubishi Heavy Industries Ltd. (which on June 24, 2014 was assigned to Mitsubishi Hitachi Power Systems Ltd. and on March 31, 2016 to Mitsubishi Hitachi Power Systems Europe Ltd.)

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 28 – CONTINGENT LIABILITIES AND COMMITMENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD (cont.)

B.      Maintenance and service agreements (cont.)

2.       Agreement in Hadera

In June 2016, Hadera entered into in a long-term service agreement with two companies of the GE Group15 (hereinafter in this section – the “Service Agreement”), under which they will carry out maintenance work in the key components of the Hadera Power Plant, which include the two gas turbines, generators and some of their auxiliary equipment, for a period commencing on the date of commercial operation, until the earlier of: (a) the date on which all of the covered units (as defined in the Service Agreement) will have reached the end-date of their service life and (b) 25 years from the date of signing the Service Agreement. The cost of the Service Agreement is estimated at approx. USD 42 million (as at the agreement signing date) (linked to various indexes), payable over the term of the Agreement, based on the formula set in the Agreement.

The Service Agreement includes a warranty for reliability and other obligations concerning the performance of the power plant and indemnification to Hadera in the event of failure to meet the performance obligations, subject to the terms and provisions provided for, and on the other hand, Hadera undertook to pay bonuses in the event of improvement in the performance of the power plant as a result of the maintenance work, up to a cumulative maximum limit for each inspection period.

The Service Agreement includes guarantees provided by the Parent Company to secure each of the parties’ undertakings.

3.      Agreement in Zomet

In December 2019, Zomet signed a long-term service agreement (hereinafter – the “Zomet Maintenance Agreement”) with PW Power Systems LLC (hereinafter – “PWPS”), for providing maintenance servicing for the Zomet Power Plant, for a period of 20 years commencing from the date of delivery of the plant. The cost of the Service Agreement is part of the estimated total consideration of the agreement with the Zomet Power Plant’s construction contractor, as stated in Note 10E(1)A. Zomet may terminate the Zomet Maintenance Agreement after a period of 5 years from the power plant’s delivery date. The Zomet Maintenance Agreement provides a general framework for provision of maintenance services by PWPS for the generation units and additional equipment on the site during the Agreement term (hereinafter, in this Section – the “Equipment”). Zomet is responsible for the current operation and maintenance of the Equipment. Pursuant to the terms and conditions of the agreement, PWPS will provide Zomet with ongoing services, including, among others, an annual inspection of the Equipment and engineering support, with a representative of PWPS being present onsite during the first 18 months of the operation. In addition, the agreement includes providing the Company with access to PWPS leasable equipment, and in case of interrupted production, PWPS will provide the Company with a replacement engine, pursuant to the terms and conditions and for the amounts set forth in the agreement. The agreement includes a mechanism for the performance of the replacement generator. Pursuant to the terms and conditions of the agreement and with the Zomet Power Plant being a peaker plant, other maintenance services, in addition to those set forth in the agreement, will be purchased based on work orders, i.e., the services will be provided by PWPS in accordance with the prices that will be agreed upon, or with respect to certain services - based on the prices stipulated in the agreement.

15 General Electric International Inc. and with GE Global Parts & Products GmbH.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 28 – CONTINGENT LIABILITIES AND COMMITMENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD (cont.)

B.      Maintenance and service agreements (cont.)

4.       Agreement in Gat

On January 29, 2017, the Gat Partnership and Siemens Israel Ltd. (hereinafter - “Siemens”) entered into an operating and maintenance agreement in connection with the Gat Power Plant (hereinafter - the “Gat Operating and Maintenance Agreement”). This is an operation and maintenance agreement, by virtue of which Siemens undertook to provide all operation and maintenance services to the Gat Power Plant, at an estimated total cost of approx. NIS 207 million, which is paid over the term of the agreement, in accordance with a formula set in the agreement (including various linkages). The term of Gat’s operating and maintenance agreement shall be 20 years or 170 thousand operating hours from the commercial operation date, the earlier of the two. Subject to the early termination provisions in accordance with the conditions that were set.

5.      Sorek 2 Maintenance Agreement

 In June 2021, Sorek 2 entered into a long-term agreement with an international vendor (hereinafter - the “Vendor”) for the maintenance of the turbine and its related equipment; the term of the agreement is 16 years with an option to renew by 25 years, in return for up to approx. USD 29 million (as of the signing of the Agreement), in accordance with the term of the Agreement, subject to the milestones set in the agreement (hereinafter in this section - the “Maintenance Agreement”). The Maintenance Agreement includes provisions regarding agreed and capped compensation in respect of execution and meeting time tables for servicing, and regarding the Vendor’s responsibility for its equipment and services.

 The Maintenance Agreement includes guarantees provided by the Parent Company to secure each of the parties’ undertakings.

 It should be noted that the above agreements require, among other things, the approval of the Water Desalination Administration, in accordance with and as required pursuant to the concession agreement signed between IDE and the State of Israel in connection with the desalination facility and the project, as outlined in Note 10E(1)b.

C.      Agreements for the acquisition of natural gas

1.      Agreement between Tamar Group and Rotem

In November 2012, Rotem entered into an agreement with the Tamar Group (as amended from time to time)16 in connection with the supply of natural gas to the power plants (hereinafter in this section - the “Agreement”). The Agreement will remain in effect until September 2029. Furthermore, if 93% of the Total Contractual Quantity is not consumed, both parties have the right to extend the agreement by the earlier between consumption of the full contractual quantity or two additional years. The Total Contractual Quantity under the Agreement amounts to 10.6 BCM. The amount of the agreement (as estimated by Tamar Group on the signing date of the agreement) is USD 2.5 billion. Such an estimated amount does not take into account the reduction of quantities and the subsequent amendments.

16 To the best of the Company’s knowledge, as at the Report date, the Tamar Group includes Isramco Negev 2 Limited Partnership, Chevron Mediterranean Ltd., Tamar Investment 1 RSC Limited, Tamar Investment 2 RSC Limited, Dor Gas Exploration Limited Partnership, Everest Infrastructure Limited Partnership and Tamar Petroleum Ltd.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 28 – CONTINGENT LIABILITIES AND COMMITMENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD (cont.)

C.     Agreements for the acquisition of natural gas (cont.)

1.       Agreement between Tamar Group and Rotem (cont.)

Certain annual quantities in the Agreement between Tamar Group and Rotem are subject to a Take or Pay (TOP) obligation, based on a mechanism set out in the Agreement. Under the Agreement, under certain circumstances if payment is made for a quantity of natural gas that is not actually consumed or a quantity of gas over and above the TOP amount is purchased, Rotem may, subject to the restrictions and conditions set out in the Agreement, accumulate this quantity, for a limited time, and use it within the framework of the Agreement. The Agreement includes a mechanism that allows, under certain conditions, these rights to be assigned to related parties for quantities that were not consumed, up to close to their expiration date. In addition, Rotem may sell surplus gas under a secondary sale, subject to conditions set in the agreement. In addition, Rotem was awarded an option that was exercisable in 2020-2022, to reduce the daily contractual quantity to a certain rate set out in the agreement.

Pursuant to the Agreement, the price of gas is based on a base NIS price that was fixed on the date of signing the Agreement, linked to changes in the generation component tariff, which is part of the TAOZ, and in part (30%) to the USD representative exchange rate. In addition, the natural gas price formula set in the Agreement between Tamar Group and Rotem is subject to a minimum price in USD.

In May 2022, Rotem served Tamar with a notice regarding the reduction of some of the quantities purchased under the Agreement, which will take place at the end of a 12-month period (late May 2023), further to Rotem’s engagement in an amendment to the agreement with Energean of May 2022 (for further details, see Section C3 below). At the end of the notice period regarding the reduction of quantities by virtue of the agreement and upon commencement of natural gas acquisition under the Energean agreement, during the reporting period the quantities of natural gas acquired from the Tamar Group decreased significantly.

2.      Agreement between the Tamar Group and Hadera

Hadera has a natural gas supply agreement with the Tamar Group (hereinafter in this section - the “Agreement”). The Agreement between Tamar and Hadera will end 15 years after the commencement of supply from the Tamar Reservoir (April 2013), or at the end of the consumption of the total contractual quantity, the earlier of the two. Furthermore, if 91.5% of the Total Contractual Quantity is not consumed, both parties have the right to extend the agreement by the earlier between consumption of the full contractual quantity or two additional years. The price of gas is denominated in USD, is linked to the weighted average of the generation component published by the Israeli Electricity Authority and includes a minimum price. The total amount of the agreement as estimated on the engagement date may amount to approx. USD 0.7 billion (assuming that the overall quantity will be consumed).

According to the agreement, Tamar has an obligation to supply all of the quantities included in the agreement; on the other hand, Hadera has a TOP commitment regarding a certain annual quantity of natural gas. Hadera was awarded the option to reduce part of the daily contractual quantity to a certain rate as set out in the agreement. In February 2020, and in accordance with the amendment signed between the parties, Hadera gave notice of the date from which the average quantity will be calculated for purposes of calculating the reduced quantities, subject to adjustments as described above.

Further to Hadera’s engagement in an amendment to the agreement with Energean of May 2022 as stated in Section C3 below, in June 2022 Hadera served Tamar with a notice regarding the reduction of quantities, as stated above (hereinafter - the “Reduction Notice”); the reduction of quantities came into force in March 2023. Upon the commercial operation of the Karish Tanin Reservoir in the reporting period and the acquisition of natural gas in accordance with the Energean Transaction, the quantity and purchase cost of natural gas from the Tamar Group dropped.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 28 – CONTINGENT LIABILITIES AND COMMITMENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD (cont.)

C.      Agreements for the acquisition of natural gas (cont.)

2.       Agreement between the Tamar Group and Hadera (cont.)

In addition, in September 2016, Hadera and Tamar Group engaged in an additional agreement for the sale and purchase of gas (hereinafter in this section - the “Additional Agreement”). The additional agreement shall be in effect for up to 15 years from January 2019 or until the Total Contractual Quantity has been consumed – whichever is earlier. The gas price is denominated in USD and linked to the weighted average of the generation component published by the Israeli Electricity Authority, and includes a minimum price. Supply of the gas in accordance with the additional agreement, is on an interruptible basis; i.e., Tamar Group will not be obligated to supply the gas quantity requested. At the same time, the Tamar Group may decide over the course of the engagement, that the supply will be on a non-interruptible basis, which will require it to supply the amounts requested by Hadera. In the event of such a resolution and as of the date of the Change in Supply Mechanism, Hadera will be subject to a TOP liability regarding a certain annual quantity of natural gas, in accordance with the mechanism set in the additional agreement. Hadera has an early termination right in respect of the additional gas agreement under certain circumstances that were set. Accordingly, in June 2022, Hadera informed Tamar Group of such early termination, and accordingly the additional agreement was terminate on June 30, 2023.

3.      The Energean Agreements

In December 2017, Rotem, Hadera, Israel Chemicals Ltd. and Bazan Ltd. (hereinafter – the “Group Companies”) engaged in agreements with Energean Israel Ltd. (hereinafter – “Energean”), which has holdings in the Karish Reservoir, for the purchase natural gas. The agreements with respect to each of the Group Companies are separate and independent. According to the terms of the agreements, the total original basic natural gas quantities that Rotem and Hadera are expected to purchase are approx. 5.3 BCM and approx. 3.7 BCM, respectively (hereinafter – the “Total Contractual Quantity”). For further details about the increase in the Total Basic Contractual Quantity, see below in this section. The agreement includes, among other things, a TOP mechanism, whereby Rotem and Hadera undertake to pay for a minimum quantity of natural gas even if they have not used it.

Furthermore, the agreements include additional provisions and arrangements customary in agreements for the purchase of natural gas, including with regard to maintenance, gas quality, limitation of liability, buyer and seller collateral, assignments and liens, dispute resolution and operating mechanisms. In accordance with the regulation, the Company is required to provide guarantees under certain conditions that were set in the agreement, including a downgrading of the rating that was set, according to the value of the number of gas consumption days, in accordance with the contractual quantity set in the agreement.

Until the amendment of the agreements with Energean in November 2019, it was stipulated that the agreements will remain in effect until the earlier of: 15 years or until the Total Contractual Quantity will have been supplied by Energean to each of the subsidiaries (Rotem and Hadera) (hereinafter – the “First Agreement Period”), where the commencement date of the agreement will be no later than 12 months from the date Energean pumps its first gas (hereinafter - the “Karish’s Commercial Operation Date”). Under each of the Agreements, if 14 years from Karish’s Commercial Operation Date will have elapsed and the contracting company has not taken a volume equivalent to 90% of the Total Contractual Quantity, subject to prior notice, each party may extend the agreement for an additional period which will begin at the end of 15 years from the date the agreement took effect, until the earlier of: (1) full consumption of the Total Contractual Quantity; or (2) for an additional 3 years from the end of the First Agreement Term.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 28 – CONTINGENT LIABILITIES AND COMMITMENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD (cont.)

C.      Agreements for the acquisition of natural gas (cont.)

3.       The Energean Agreements (cont.)

As part of an amendment to Rotem and Hadera’s Energean agreements of 2019, the rate of gas consumption by Rotem was accelerated, such that Rotem’s daily and annual contractual gas consumption from Energean was increased by 50%, with no change in the Total Contractual Quantity being purchased from Energean. Accordingly, the agreement period was updated to the earlier of 10 years or until the Total Contractual Quantity will have been consumed (in lieu of the earlier of 15 years or until the Total Contractual Quantity will have been consumed) (hereinafter - the “Additional Agreement Term”).

It should be noted that the agreements with Energean include circumstances under which each party to the agreements will be entitled to terminate the relevant agreement before the end of the First Agreement Period (or the Additional Agreement Term), including cases of prolonged suspension of supply, compromised collateral, etc.

Regarding the consideration, the price of the natural gas in the agreements with Energean is denominated in USD and is based on an agreed formula, which is linked to the Electricity Generation Component and includes a minimum price. The original total financial amount of the agreements was estimated at approx. USD 1.3 billion (assuming consumption of the total basic quantity and in accordance with the original agreements and in accordance with the gas price formula as of the engagement date); it depends mainly on the electricity generation component, the increase of the quantities as specified below and the volume of gas consumed.

During 2021, Rotem and Hadera were paid the reduced compensation amount in respect of the delay in the supply of gas from the Karish Reservoir - approx. NIS 9 million (approx. USD 3 million) and approx. NIS 7 million (approx. USD 2 million), respectively. The said amount was offset from the cost of sales. In addition, Rotem and Hadera informed Energean that they reject its claims of a force majeure and that they were retaining their rights in accordance with their agreements.

In May 2022, an amendment to the Energean Agreements was signed, which set out, among other things, arrangements pertaining to bringing forward the reduction of the quantities of gas purchased under Rotem and Hadera’s natural gas agreements with the Tamar Group and the following arrangements:

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 28 – CONTINGENT LIABILITIES AND COMMITMENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD (cont.)

C.     Agreements for the acquisition of natural gas (cont.)

3.      The Energean Agreements (cont.)

As outlined in Sections C1 and C2 above, in accordance with the Tamar Agreements, Rotem and Hadera may give the Tamar Group notice by December 31, 2022 regarding the reduction of part of the contractual minimum quantity of gas to be purchased, in accordance with the formulae set in the Tamar Agreements (hereinafter - the “Reduction Notice”); such reduction will come into force at the end of the period set in Rotem and Hadera's agreements with the Tamar Group (12 and 8 months, respectively) (hereinafter - the “Actual Reduction Date”). In accordance with the Energean Agreements, Rotem and Hadera shall issue the Reduction Notice by the date on which piping of gas from the Karish Reservoir will commence after the end of the running in period (hereinafter - the “Commercial Operation Date”). As part of the May 2022 amendment, it was decided that Rotem and Hadera will issue their respective Reduction Notices under the Tamar Agreements (as described in Sections C1 and C2 above) within 30 days from the amendment date. It was further determined in the amendment that as from the Commercial Operation Date and through the Actual Reduction Date, Rotem and Hadera will have a TOP undertaking regarding a certain quantity of natural gas, and at the same time netting arrangements were put in place in connection with the bringing forward of the Reduction Notice, and in connection with Rotem and Hadera’s purchase of gas from alternative sources if the Commercial Operation Date does not take place by the Actual Reduction Date. In addition, the amendment includes an option that may be exercised until the end of 2022 to purchase further immaterial quantities of natural gas from Energean under the terms of the agreement between Energean and Rotem. The amendment sets up further provisions, including, among other things, regarding waiver of assertions and claims in relation to the period prior to the amendment; the amendment also revises the circumstances and defers the dates on which the parties may terminate the Energean Agreements early due to a deferral of the Commercial Operation Date.

It is noted that, in August 2022, Rotem and Hadera informed Energean regarding the increase of the contractual gas quantity under the original terms and conditions of the Energean agreements (the increase does not constitute exercise of the above option, which is exercisable by the end of 2022). It is clarified that increasing the contractual quantity increases the TOP commitment as part of the agreements.

In November 2022, Rotem served Energean with a notice of the exercise of the option to acquire an additional immaterial quantity, as set out in the amendment to the agreement with Energean. In the reporting period, Energean issued Hadera and Rotem with a notice regarding the completion of the commissioning and commercial operation on March 26, 2023.

Furthermore, in the first quarter of 2023, Rotem and Hadera recognized approx. a contractual financial amount of approx. NIS 18 million (approx. USD 5 million), which was recognized in the cost of sales line item and is expected to be received in the first half of 2024.

D.     Tax equity partner agreement in Maple Hill

On May 12, 2023, CPV Group entered into an investment agreement with a tax equity partner totaling approx. NIS 304 million (approx. USD 82 million) in the Maple Hill project (hereinafter - the “Project”). Pursuant to the Agreement, the tax equity partner’s investment in the Project shall be provided in part (20%) on the date of completion of the construction works (Mechanical Completion) and the remainder (80%) on the Commercial Operation Date, as these terms are defined in the Agreement, subject to the fulfillment of the terms and conditions prescribed for that in the Agreement on each said date, as is the accepted norm in agreements of this type.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 28 – CONTINGENT LIABILITIES AND COMMITMENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD (cont.)

D.     Tax equity partner agreement in Maple Hill (cont.)

In consideration for its investment in the project corporation, the tax equity partner is expected to receive most of the project’s tax benefits, including Investment Tax Credit (ITC) at a higher rate of 40% (in accordance with the IRA), and participation in the distributable free cash flow from the project (at single digit rates and on a gradual basis as set out in the investment agreement). In addition, the tax equity partner is entitled to participate in the project's loss for tax purposes; in the first few years, the tax equity partner’s share in such taxable income or loss for tax purposes is high. At the end of 6 years from the commercial operation date, the tax equity partner’s share in such taxable income decreases significantly, and CPV Group has the option to acquire the tax equity partner’s share in the project corporation within a certain period and in accordance with a mechanism and conditions set out in the agreement in connection therewith.

As is generally accepted in engagements of this type, the agreement includes a guarantee provided by CPV Group, and an indemnity undertaking the tax equity partner in connection with certain matters. Furthermore, the tax equity partner has certain veto rights, among other things, in respect of the creation of liens on the Project Partnership’s assets or the entry of the Project Corporation into additional material Project agreements.

In December 2023, the terms and conditions for the commercial operation of the project were fully met in accordance with the tax equity investment agreement in the project, and the tax equity partner completed its entire investment in the project, as described above. For further details about the accounting treatment applied to the tax equity partner’s investment, see Note 3K.

Immediately prior to the completion of the advancement of the tax equity partner’s investment, CPV Group with the tax equity partner, and a third party entered into an agreement for the sale of the ITC grant in consideration for approx. NIS 270 million (approx. USD 75 million), which constitute approx. 95% of its nominal value. As of the Report date, CPV Group recognized the sale amount under the other receivables and debit balances, and an undertaking to transfer the sale consideration to the tax equity partner under the other payables and credit balances.

NOTE 29 – SUBSEQUENT EVENTS

A.	For further details regarding developments in commitments, legal claims and other liabilities in the reporting period and thereafter, see Note 28.

B.	For further details regarding developments in credit from banking corporations and others and debentures in the reporting period and thereafter, see Notes 16 and 17, respectively.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 30 – ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES

Valley

Statement of Financial Position

		As at December 31, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents		98	1,059	1,157
Restricted cash		1,074	(1,059)	15
Property, plant & equipment	A, C, D	768,584	(150,434)	618,150
Intangible assets	D	19,935	(19,935)	-
Other assets		102,031	-	102,031

Total assets		891,722	(170,369)	721,353

Accounts payable and deferred expenses	A	13,750	(1,155)	12,595
Other liabilities		467,005	(2,513)	464,492

Total liabilities		480,755	(3,668)	477,087

Partners’ equity	A, C	410,967	(166,701)	244,266

Total liabilities and equity		891,722	(170,369)	721,353

		As at December 31, 2022
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents		145	1,041	1,186
Restricted cash		4,630	(1,041)	3,589
Property, plant & equipment	A, C, D	786,365	(165,597)	620,768
Intangible assets	D	20,604	(20,604)	-
Other assets		112,188	-	112,188

Total assets		923,932	(186,201)	737,731

Accounts payable and deferred expenses	A	31,775	(1,409)	30,366
Other liabilities		518,259	-	518,259

Total liabilities		550,034	(1,409)	548,625

Partners’ equity	A, C	373,898	(184,792)	189,106

Total liabilities and equity		923,932	(186,201)	737,731

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 30 – ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Valley (cont.)

 Statements of income and other comprehensive income:

		For the year ended December 31, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Income		219,128	-	219,128
Operating expenses	A	135,898	(9,860)	126,038
Depreciation and amortization	C	26,077	(5,718)	20,359

Operating profit		57,153	15,578	72,731

Finance expenses	B	45,029	(4,666)	40,363

Profit for the year		12,124	20,244	32,368

Other comprehensive income - derivative financial instruments	B	24,791	(2,153)	22,638

Comprehensive income for the year		36,915	18,091	55,006

		For the year ended December 31, 2022
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Income		405,548	-	405,548
Operating expenses	A	296,645	(5,603)	291,042
Depreciation and amortization	C	25,714	(6,709)	19,005

Operating profit		83,189	12,312	95,501

Finance expenses	B	32,913	(6,546)	26,367

Profit for the year		50,276	18,858	69,134

Other comprehensive income - derivative financial instruments	B	7,724	(6,546)	1,178

Comprehensive income for the year		58,000	12,312	70,312

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 30 – ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Valley (cont.)

Material adjustments to the statement of cash flows

		For the year ended December 31, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the year	A, B, C	12,124	20,244	32,368

Net cash from operating activities		48,123	-	48,123
Net cash provided by (used in) investing activities	E	(7,601)	21,585	13,984
Net cash used in financing activities		(62,135)	-	(62,135)

Net decrease in cash and cash equivalents		(21,613)	21,585	(28)

Balance of cash and cash equivalents at the beginning of the year	E	145	1,041	1,186

Restricted cash balance at beginning of year	E	57,680	(57,680)	-

Balance of cash and cash equivalents at the end of the year	E	98	1,059	1,157

Restricted cash balance at end of year	E	36,114	(36,113)	1
		For the year ended December 31, 2022
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the year	A, B, C	50,276	18,858	69,134

Net cash from operating activities		62,497	-	62,497
Net cash provided by (used in) investing activities	E	(11,226)	19,571	8,345
Net cash used in financing activities		(69,934)	-	(69,934)

Net increase (decrease) in cash and cash equivalents		(18,663)	19,571	908

Balance of cash and cash equivalents at the beginning of the year	E	98	180	278

Restricted cash balance at beginning of year	E	76,390	(76,390)	-

Balance of cash and cash equivalents at the end of the year	E	145	1,041	1,186

Restricted cash balance at end of year	E	57,680	(57,680)	-

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 30 – ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Fairview

Statement of Financial Position

		As at December 31, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents		52	265	317
Restricted cash		947	(265)	682
Property, plant & equipment	A, D	817,316	57,540	874,856
Intangible assets	D	26,753	(26,753)	-
Other assets		80,408	-	80,408

Total assets		925,476	30,787	956,263

Accounts payable and deferred expenses	A	15,034	(5,435)	9,599
Other liabilities		399,165	420	399,585

Total liabilities		414,199	(5,015)	409,184

Partners’ equity	A	511,277	35,802	547,079

Total liabilities and equity		925,476	30,787	956,263

		As at December 31, 2022
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents		89	1,370	1,459
Restricted cash		10,098	(1,370)	8,728
Property, plant & equipment	A,D	839,665	45,684	885,349
Intangible assets	D	27,624	(27,624)	-
Other assets		142,274	-	142,274

Total assets		1,019,750	18,060	1,037,810

Accounts payable and deferred expenses	A	38,800	(6,354)	32,446
Other liabilities		533,630	700	534,330

Total liabilities		572,430	(5,654)	566,776

Partners’ equity	A	447,320	23,714	471,034

Total liabilities and equity		1,019,750	18,060	1,037,810

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 30 – ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Fairview (cont.)

Statements of income and other comprehensive income:

		For the year ended December 31, 2023
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Income		256,103	3,898	17,660	277,661
Operating expenses	A	119,737	(12,985)	17,660	124,412
Depreciation and amortization		27,186	1,177	17,660	46,023

Operating profit		109,180	15,706	(17,660)	107,226

Finance expenses	B	24,191	(5,416)	-	18,775

Profit for the period		84,989	21,122	(17,660)	88,451

Other comprehensive loss - interest rate swaps	B	(8,032)	(9,034)	-	(17,066)

Comprehensive income for the year		76,957	12,088	(17,660)	71,385

		For the year ended December 31, 2022
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Income		450,906	-	(76,939)	373,967
Operating expenses	A	345,546	(8,251)	(76,939)	260,356

Operating profit		105,360	8,251	-	113,611

Finance expenses	B	21,065	(6,360)	-	14,705

Profit for the period		84,295	14,611	-	98,906

Other comprehensive income - interest rate swaps	B	21,810	(6,080)	-	15,730

Comprehensive income for the year		106,105	8,531	-	114,636

(*)	Represents adjustments to the Group’s accounting policies regarding the presentation of hedging transactions regarding energy margins.

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 30 – ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Fairview (cont.)

Material adjustments to the statement of cash flows

		For the year ended December 31, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the year	A, B	84,989	21,122	106,111

Net cash from operating activities		138,604	-	138,604
Net cash provided by (used in) investing activities	E	(3,967)	8,971	5,004
Net cash used in financing activities		(144,750)	-	(144,750)

Net decrease in cash and cash equivalents		(10,113)	8,971	(1,142)

Balance of cash and cash equivalents at the beginning of the year	E	89	1,370	1,459

Restricted cash balance at beginning of year	E	38,404	(38,404)	-

Balance of cash and cash equivalents at the end of the year	E	52	265	317

Restricted cash balance at end of year	E	28,328	(28,328)	-

		For the year ended December 31, 2022
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the year	A, B	84,295	14,611	98,906

Net cash from operating activities		140,040	-	140,040
Net cash provided by (used in) investing activities	E	(7,323)	31,299	23,976
Net cash used in financing activities		(166,965)	-	(166,965)

Net decrease in cash and cash equivalents		(34,248)	31,299	(2,949)

Balance of cash and cash equivalents at the beginning of the year	E	78	4,330	4,408

Restricted cash balance at beginning of year	E	72,663	(72,663)	-

Balance of cash and cash equivalents at the end of the year	E	89	1,370	1,459

Restricted cash balance at end of year	E	38,404	(38,404)	-

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 30 – ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Towantic

Statement of Financial Position

		As at December 31, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents		100	1,946	2,046
Restricted cash		2,004	(1,946)	58
Property, plant & equipment	A, D	740,844	80,810	821,654
Intangible assets	D	51,333	(51,333)	-
Other assets		131,405	-	131,405

Total assets		925,686	29,477	955,163

Accounts payable and deferred expenses	A	14,167	(2,107)	12,060
Other liabilities		412,217	(105)	412,112

Total liabilities		426,384	(2,212)	424,172

Partners’ equity	A	499,302	31,689	530,991

Total liabilities and equity		925,686	29,477	955,163

		As at December 31, 2022
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Cash and cash equivalents		90	40,230	40,320
Restricted cash		42,251	(40,230)	2,021
Property, plant & equipment	A, D	764,996	81,413	846,409
Intangible assets	D	54,842	(54,842)	-
Other assets		134,217	-	134,217

Total assets		996,396	26,571	1,022,967

Accounts payable and deferred expenses	A	21,025	(1,857)	19,168
Other liabilities		605,364	(175)	605,189

Total liabilities		626,389	(2,032)	624,357

Partners’ equity	A	370,007	28,603	398,610

Total liabilities and equity		996,396	26,571	1,022,967

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 30 – ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Towantic (cont.)

Statements of income and other comprehensive income:

		For the year ended December 31, 2023
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Income		380,081	19,039	15,698	414,818
Operating expenses	A	198,011	(8,765)	15,698	204,944
Depreciation and amortization	A	28,843	5,609	-	34,452

Operating profit		153,227	22,195	-	175,422

Finance expenses	B	19,317	(7,346)	-	11,971

Profit for the year		133,910	29,541	-	163,451

Other comprehensive loss - interest rate swaps	B	(4,815)	(26,455)	-	(31,270)

Comprehensive income for the year		129,095	3,086	-	132,181

		For the year ended December 31, 2022
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Income		445,028	-	49,637	494,665
Operating expenses	A	349,588	(7,460)	49,637	391,765
Depreciation and amortization	A	28,815	4,602	-	33,417

Operating profit		66,625	2,858	-	69,483

Finance expenses	B	28,645	(6,597)	-	22,048

Profit for the year		37,980	9,455	-	47,435

Other comprehensive income - interest rate swaps	B	29,284	(6,667)	-	22,617

Comprehensive income for the year		67,264	2,788	-	70,052

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 30 – ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Towantic (cont.)

Material adjustments to the statement of cash flows

		For the year ended December 31, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the year	A, B	133,910	29,541	163,451

Net cash from operating activities		122,769	-	122,769
Net cash provided by (used in) investing activities	E	(1,182)	34,787	33,605
Net cash used in financing activities		(194,648)	-	(194,648)

Net decrease in cash and cash equivalents		(73,061)	34,787	(38,274)

Balance of cash and cash equivalents at the beginning of the year	E	90	40,230	40,320

Restricted cash balance at beginning of year	E	119,838	(119,838)	-

Balance of cash and cash equivalents at the end of the year	E	100	1,946	2,046

Restricted cash balance at end of year	E	46,767	(46,767)	-

		For the year ended December 31, 2022
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the year	A, B	37,980	9,455	47,435

Net cash from operating activities		78,126	-	78,126
Net cash used in investing activities	E	(519)	(2,548)	(3,067)
Net cash used in financing activities		(36,189)	-	(36,189)

Net increase in cash and cash equivalents		41,418	(2,548)	38,870

Balance of cash and cash equivalents at the beginning of the year	E	100	1,350	1,450

Restricted cash balance at beginning of year	E	78,410	(78,410)	-

Balance of cash and cash equivalents at the end of the year	E	90	40,230	40,320

Restricted cash balance at end of year	E	119,838	(119,838)	-

OPC Energy Ltd.
Notes to the consolidated financial statements as at December 31, 2023

NOTE 30 – ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Set forth below is a breakdown of the key adjustments between US GAAP and IFRS in Valley and Fairview

A.
Maintenance costs under the Long Term Control Plan agreement: under IFRS (hereinafter - the “LTPC”), variable payments which were paid in accordance with the milestones as set in the LTCP agreement are capitalized to the cost of property, plant and equipment and depreciated over the period from the date on which maintenance work was carried out until the date on which maintenance work is due to take place again. Under US GAAP, the said payments are recognized as expenses on the maintenance work’s execution date, and recognized in profit and loss.

B.
Hedge effectiveness of interest rate swaps: in accordance with the IFRS - the associates recognize adjustments relating to the ineffective portion of its cash flow hedge under finance expenses in profit and loss. Under US GAAP, there is no part which is not effective, and the hedging results are recognized in full in other comprehensive income.

C.
Impairment of property, plant and equipment in Valley: In 2021, prior to the acquisition date of CPV Group, indications of impairment of the property, plant and equipment were identified. Under IFRS, the carrying amount exceeded the recoverable amount (the discounted cash flows that Valley expects to generate from the asset), and consequently an impairment loss was recognized. Under US GAAP, the non-discounted cash flows that Valley expects to generate from the asset exceeded the carrying amount, and therefore no impairment loss was recognized. Since the impairment loss was taken into account as part of the excess cost allocation work as of the acquisition date of CPV Group, its subsequent reversal in Valley’s financial statements, if recognized, shall not affect the Company's results.

D.	Intangible assets: Under IFRS, certain intangible assets are defined as property, plant and equipment.

E.	Restricted cash: There is a difference between the presentation of restricted cash in the cash flow statements and in the statements of financial position.